UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of February, 2018
Commission File Number 1-15250

BANCO BRADESCO S.A.
(Exact name of registrant as specified in its charter)

BANK BRADESCO
(Translation of Registrant's name into English)

Cidade de Deus, s/n, Vila Yara
06029-900 - Osasco - SP
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.  Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

 .

Table of Contents

Message from the Chairman	2
Information on Shareholders’ Meetings	3
Quorum	3
Quorum for Resolutions	4
Exercise of Voting Rights	4
Common Shareholders	4
Preferred Shareholders and Non-Controlling Common Shareholders	4
Holders of American Depositary Receipts (ADRs)	5
Multiple voting process	5
Participation in the Shareholders’ Meetings	5
Attendance	5
Attorneys-in-fact	6
Participation by Remote Vote	6
Call Notice	11
Special Shareholders’ Meeting – 4:00 p.m.	14
Proposal for capital increase with 10% bonus on shares, with the consequent amendment of the "caput" of Article 6 of the
Bylaws	14
Special Shareholders' Meeting - 4:15 p.m. (cumulative)	16
Proposal for partial amendment to the Bylaws	16
Annual Shareholders’ Meeting – 4:15 p.m. (cumulative)	18
Proposal for the net income allocation of the fiscal year 2017	18
Proposals to establish the number of members of the Board of Directors and to elect them	19
Proposal to elect members to compose the Fiscal Council	21
Appointment of candidates to compose the Fiscal Council formalized by preferred shareholders	22
Appointment of candidates to compose the Fiscal Council formalized by non-controlling common shareholders	23
Proposal for the overall Management compensation and social security amount	24
Proposal for the monthly compensation of the Fiscal Council’s effective members	25
Complementary Information	26
Attachment 14 required by Article 14 of CVM Instruction No. 481 of December 17, 2009, regarding the capital stock	26
increase	26
Legal and economic effects derived from the statutory amendment	30
Transcription of the Bylaws containing the current and proposed wordings	32
Attachment 9-1-II regarding the net income allocation of the year	50
Résumés of the candidates appointed by the controlling shareholders to compose the Board of Directors	53
Résumés of the candidates appointed by the controlling shareholders to compose the Board of Directors, in compliance with Items 12.5 to 12.10 of Attachment 24 of CVM Instruction No. 480, of December 7, 2009, pursuant to
the provisions of Attachment A of CVM Instruction No. 552, of October 9, 2014	53
Résumés of the candidates appointed by the controlling shareholders to compose the Fiscal Council	58
Résumés of the candidates appointed by preferred shareholders for the Fiscal Council	60
Résumés of the candidates appointed by non-controlling common shareholders for the Fiscal Council	61
Information on the Remuneration of the Directors and of the Effective Members of the Fiscal Council	85
Power of Attorney Template	109
Specific power of attorney template for separate voting – shareholders holding preferred shares	111
Management’s Comments on the Company	113

Message from the Chairman

Cidade de Deus, Osasco, SP, February 7, 2018
Dear Shareholders,

It is with great pleasure that I invite you to participate in the Special and Annual Shareholders' Meetings of Bradesco, which will be held on March 12, 2018, one being an EGM at 4 p.m., and a cumulative E/AGM at 4:15 p.m., in Salão Nobre on the 5th floor, located in Núcleo Cidade de Deus, Prédio Vermelho, Vila Yara, Osasco, SP.

In the Meetings, you will have the opportunity to discuss and vote on the matters set out in the Call Notice, which accompanies this Manual and will be disclosed in the official gazettes from tomorrow, February 8.

It is important to highlight that, if you are not able to attend the meetings, the exercise of your right to vote may be manifested to Bradesco either by the "Remote Voting Form", or the electronic voting platform, options that ensure the full participation of shareholders in the General Meetings.

In this Manual, all the information and guidelines set out by the applicable laws were followed, as well as others that may guide you in relation to voting on the Items on the Agendas.

Relying on the customary support, preference and confidence with which you have distinguished us, our team of professionals, to whom we also express our gratitude for their significant achievements in the challenging year of 2017, remains at your disposal for any clarifications.

Sincerely,

Luiz Carlos Trabuco Cappi
Chairman of the Board of Directors

Information on Shareholders’ Meetings

According to Article 132 of Law No. 6,404/76, Corporations should hold their Annual Shareholders’ Meeting in the first four (4) months following the end of the fiscal year, in order to address the following matters:

I.          to analyze the management accounts, examine, discuss and vote on the financial statements;

II.        to decide on the allocation of the net income for the year and the distribution of dividends; and

III.      to elect the managing directors and the members of the fiscal council.

Other matters of interest to the Company, when provided by law, bylaws or listed in the Call Notice, will be discussed and resolved at the Special Shareholders’ Meeting.

According to the Sole Paragraph of Article 131 of Law No. 6,404/76, the Special and Annual Shareholders’ Meetings may cumulatively be called and held at the same place, date and time, as well as drawn up in a single minutes.

Using this option, we summon on March 12 at 4 p.m., a Special Shareholders’ Meeting (EGM), and the other two cumulatively (Annual AGM - and Special - EGM), at 4:15 p.m., whose Call Notice, contained in this Manual, lists, separate and expressly, on the agendas all matters to be discussed in the respective Shareholders’ Meetings, and no other matter pending approval by the shareholders shall be included.

The documents mentioned in Article 133 of Law No. 6,404/76, related to the fiscal year ended on December 31, 2017, were made available to national and foreign investors (B3, CVM, SEC, NYSE and LATIBEX) on February 1, 2018, and can also be viewed on the websites B3 (www.b3.com.br) and CVM (www.cvm.gov.br), as well as on that of Bradesco (www.bradesco.com.br/ri).

On February 6, 2017, the following documents were published in the newspapers “Diário Oficial do Estado de São Paulo” (Official Gazette of the State of São Paulo) and “Valor Econômico”:

I.          Management Report on the business and main administrative acts of the fiscal year ended;

II.        Financial Statements;

III.      Independent Auditors’ Report;

IV.      Fiscal Council’s Opinion; and

V.        Summary of the Audit Committee's Report.

All other documents referring to the Shareholders’ Meetings are part of this Manual and at the disposal of shareholders at the Market Relations Department, Núcleo Cidade de Deus, Prédio Vermelho, 3º andar, Vila Yara, Osasco, São Paulo, and may also be viewed on Bradesco, B3 and CVM websites, as given above.

Quorum

Pursuant to Article 125 of Law No. 6,404/76, save the exceptions provided for by law, the Shareholders’ Meeting will be installed, on first call, with the attendance of shareholders representing at least one quarter (1/4) of the voting capital stock, and, on second call, it shall be installed with any number of shareholders.

The Special Shareholders’ Meeting, deciding on the amendment to the Bylaws, pursuant to Article 135 of Law No. 6,404/76, will be instated, on first call, with the attendance of shareholders representing at least two thirds (2/3) of the voting capital stock, and, on second call, it may be instated with any number of shareholders.

Quorum for Resolutions

According to Article 129 of Law No. 6,404/76, the resolutions shall be taken by the absolute majority of votes, not counting blank votes.

Exercise of Voting Rights

Common Shareholders

Pursuant to Brazilian legislation and Bradesco’s Bylaws, common shareholders shall be entitled to vote on all matters listed in the Agenda, except for the separate election of members of the Board of Directors and/or Fiscal Council that may be appointed exclusively by the minority shareholders, pursuant to the following items.

Preferred Shareholders and Non-Controlling Common Shareholders

In relation to the election of members to compose the Board of Directors and the Fiscal Council, items 4 and 5 of the Annual Shareholders’ Meeting Agenda,  Law No. 6,404/76 – establishes the possibility for preferred shareholders and common shareholders, not part of the controlling group, to elect their candidates, in a separate vote, as follows:

-   Board of Directors (item 4 of the Annual Shareholders’ Meeting Agenda)

Pursuant to the provisions of Article 141, Paragraphs Four to Six of Law No. 6,404/76, the right to elect and dismiss a member of the Board of Directors, in a separate voting process, will be granted to, excluding the controlling shareholder, the majority of holders:

I.          of common shares that represent, at least, fifteen percent (15%) of the total of common shares;

II.        of preferred shares that represent, at least, ten percent (10%) of the capital stock; and

III.      verifying that neither the holders of common nor the holders of preferred shares comprise the quantity required in the items above, they will be entitled to combine their shares to elect jointly a member for the Board of Directors, taking into consideration the quorum of ten percent (10%) of the capital stock.

Only shareholders that prove the uninterrupted ownership of shares required during the period of at least three (3) months immediately preceding the Shareholders’ Meeting will be entitled to elect or dismiss Board of Director’s members by means of separate voting process.

-   Fiscal Council (item 5 of the Annual Shareholders’ Meeting Agenda)

In the establishment of the Fiscal Council, the following standards will be observed:

a)        the holders of preferred shares will be entitled to elect, in a separate voting process, one (1) member and his/her respective alternate; non-controlling common shareholders will have the same right, as long as there is in the market at least ten percent (10%) or more of common shares issued by the Company;

b)        except for the provisions in the previous item, other common shareholders may elect the effective and alternate members that, in any case, shall be equal to the number of the elected members in accordance with subparagraph “a”, plus one.

Holders of American Depositary Receipts (ADRs)

The right to vote on the matters listed in the Agenda will be given to holders of American Depositary Receipts (ADRs), according to the types of shares (common or preferred) their ADRs represent.

The ADR holders will be properly instructed by The Bank of New York Mellon, the depositary financial institution of ADRs backed by Bradesco's shares.

Multiple voting process

Pursuant to CVM Instructions No. 165/91, and No. 282/98, to request the adoption of the multiple voting process in the election of the members of the Board of Directors, the requesting shareholders shall represent the minimum of five percent (5%) of the Company’s voting capital.

As set out in Paragraph One of Article 141 of Law No. 6,404/76, this right shall be exercised by shareholders within forty-eight (48) hours before the Shareholders’ Meeting, the Presiding Board chairing the Meeting being responsible for informing the shareholders in advance, in view of the “Attendance Book”, of the number of votes necessary to elect each member of the Board of Directors.

The multiple voting process shall occur by assigning to each share as many votes as the members of the Board of Directors to be elected through the said system. The shareholder may accumulate votes for one candidate or distribute them among several candidates. In this process, candidates will be nominated and elected individually, with their names registered before the Board of the Meeting.

Participation in the Shareholders’ Meetings

Attendance

The Company’s shareholders may take part in the Shareholders’ Meetings by attending the meetings at the place they are held and by casting their vote, according to the class of shares held by them (common and/or preferred) and the matters to be voted on.

Pursuant to the provisions in Article 126 of Law No. 6,404/76, shareholders must attend the Shareholders’ Meetings providing, in addition to their identification document, a certificate of ownership of the Company’s shares, issued by the depositary and/or custodian financial institution. Management recommends that such certificate of ownership be issued at least two (2) business days before the date of mentioned Shareholders’ Meetings.

Legal entities shareholders, such as Companies and Investment Funds, must be represented in accordance with their Bylaws, Articles of Incorporation or Charters, delivering the documents that evidence the good standing of the representation, having with them the Minutes of the election of Management, as the case may be, at the place and time indicated in the item below.

Before the Meetings are installed, shareholders will sign the Attendance Book.

Shareholders without voting rights may attend the Shareholders’ Meeting and discuss all the matters submitted for resolution, in addition to the ones contained in items 4 and 5 of the Annual Shareholders’ Meeting.

Attorneys-in-fact

Shareholders may also be represented by an attorney-in-fact appointed not more than one year prior, provided that he/she is a shareholder, manager of Banco Bradesco S.A., lawyer or financial institution, being incumbent upon the investment fund manager to represent its condominium members, pursuant to Paragraph One of Article 126, of Law No. 6,404/76, and the power of attorney shall mandatorily bear a notarized signature of the grantor at the Notary. We also observe that the legal entities shareholders may be represented as set out in their bylaws/articles of incorporation. It is not mandatory that their attorneys be shareholdes, managers of Banco Bradesco S.A., lawyers or a financial institution.

In order to help shareholders, the Power of Attorney Templates contained in this Manual may be used, in which case the attorney-in-fact shall vote in strict compliance with the instructions contained in the respective powers of attorney.

Optionally, the shareholders may also grant powers of attorney using different texts from those suggested herein, provided that they comply with the provisions of Law No. 6,404/76 and the Brazilian Civil Code.

When the shareholder is represented by an attorney-in-fact, the good standing of the power of attorney will be verified before the beginning of the Shareholders’ Meetings, as well as the ownership of shares.

In order to speed up the process and facilitate the proceedings in the Meetings, the certificate of ownership of the shares and the power of attorney may, at the shareholder’s discretion, be sent to the Company’s headquarters, preferably, up to two (2) business days before the date of the Shareholders’ Meetings, at Banco Bradesco S.A. – Secretaria Geral – Área Societária – Núcleo Cidade de Deus – Prédio Vermelho, 4º andar – Vila Yara – Osasco, SP – CEP 06029-900. A copy of the documentation may also be sent by email to governancacorp@bradesco.com.br.

Before being sent to Bradesco, corporate and representation documents of legal entities and investment funds written in a foreign language must be translated into Portuguese. The said translations must be registered in the Titles and Documents Registry (a certified translation is not required).

Participation by Remote Vote

As accounted for in Article 21-A and pursuant to CVM Instruction No. 481/2009, the Company's shareholders may also exercise their right to vote in shareholders' meetings through the remote voting process, to be formalized in an electronic document named as "remote voting form" (Form), whose template is available on the Corporate Governance area of Bradesco’s Investor Relations website (www.bradescori.com.br) or on the CVM – Brazilian Exchange Commission’s website (http://sistemas.cvm.gov.br/?CiaDoc).

Bradesco informs that:

✓  Common shareholders with positions held up to the date of the Meetings will be entitled to vote on all matters, except in the separate vote for the election of a member of the Fiscal Council appointed by the minority shareholders who are holders of preferred shares;

✓  The minority shareholders who are holders of preferred shares with positions held up to the date of the Meetings are entitled to vote only in the item of the Form regarding the separate vote process to elect members of the Fiscal Council appointed by the shareholder(s) holder of such type of shares;

✓  If the shareholder should require the adoption of the multiple voting process, it is absolutely necessary that they complete item 4 of the Form, independently from completing item 5 of the Form. In this case, if the shareholder fills “No” in the item 6 of the Form, the sum of the percentage of the votes among the candidates for the Board of Directors shall amount to 100% of the shares used.

The shareholder who decides to exercise their right to vote remotely must do so by one of the options described below:

I.          By delivering the Form, completed and signed, to one of Bradesco’s Branches

This option is intended exclusively for the shareholders with shares backed by Bradesco, as the registrar of shares issued by itself:

In order to offer a greater convenience to shareholders with a position in our Record Book of Shares, the entire Bradesco's Network of Branches in Brazil is available, during the business hours of the local bank, to take the necessary actions for the shareholder to exercise their remote voting right.

To do so, the shareholder must take the following measures:

✓  Access the Corporate Governance area of Bradesco's Investor Relations website (www.bradescori.com.br) or the website of the Brazilian Securities and Exchange Commission – CVM (http://sistemas.cvm.gov.br/?CiaDoc), print the form, fill it out, initial each page and sign it.

✓  With the Form completed, initialed and signed, as well as the documents listed in the table below, the shareholder must go to any of the over 4,700 Bradesco’s Branches in up to seven (7) days before the Meeting date, i.e. up until March 5, 2018 (including this date), during the local bank's business hours, in order for the information in their Form to be transferred to Bradesco systems. In this way, the shareholder may monitor the submission of their vote, via the system, until its conclusion, receiving a proof of the completion of the transaction.

Documents to be presented at Bradesco’s branches, together with the Form	Individ.	Legal Entity	Inv. Fund
	X	X	X
Individual Taxpayers’ ID and Identity card with photo of the shareholder or their legal representative [1]

	-	X	X
Articles of Incorporation or Bylaws consolidated and updated [2]

	-	X	X
Document proving the powers of attorney [2]

	-	-	X
Consolidated and updated fund regulation

(1)               Identity cards accepted: Identity Card, Identity Card of Foreigner, National Driving License, Passport and professional registration officially recognized.

(2)               For investment funds, documents of the manager and/or administrator, pursuant to the voting policy.

Before being forwarded to Bradesco, corporate and representation documents of the legal entity and the investment fund drawn up in a foreign language must be translated into Portuguese. The said translations must be registered in the Titles and Documents Registry (a certified translation is not required).

Important: Forms received by the Company after the end of the bank’s business hours, on March 5, 2018, will be disregarded.

The Management highlights that the procedures above cannot be adopted for the holders of shares in custody at B3 S.A. - Brasil, Bolsa, Balcão and/or with any other custodian agent. In this case, the provisions of section II below must be observed.

II.        By vote instructions conveyed by the shareholders to its respective custody agents

This option is intended exclusively for the shareholders who own shares held in custody at B3 S.A. - Brasil, Bolsa, Balcão (B3). In this case, the remote voting shall be exercised by the shareholders in accordance with the procedures adopted by the Institutions and/or Brokers holding their positions in custody:

The holder of shares deposited at B3 that chooses to exercise their remote voting right must do so by forwarding their voting instructions to the Institution and/or Broker (Custody Agent) holding their shares in custody, subject to the rules set forth by the latter, which, as a result, shall forward such vote statements to the Central Depository of B3.

Given that the services to receive and convey the instructions to complete the remote voting form is optional for Custody Agents, we recommend that the shareholders verify if their custodian is entitled to provide such services and also check the procedures set forth by them to issue the voting instructions, as well as the documents and information required by them.

Under Article 21-B of CVM Instruction No. 481/2009, the shareholder must send the instructions to complete the Form to their custodians within 7 days before the date of the Meeting, i.e. until March 5, 2018 (including this date), unless there is a different term established by their custodians.

Bradesco informs that, if your Custody Agent does not provide the remote voting service, the shareholder will have the option to send their Form and applicable documents directly to the Company itself, pursuant to section III below.

III.      By forwarding its vote instruction directly to the Company

If the shareholders wish to submit their voting instructions directly to the Company, they should access the Corporate Governance area of Bradesco's Investor Relations website (www.bradescori.com.br) or the website of the Brazilian Securities and Exchange Commission – CVM (http://sistemas.cvm.gov.br/?CiaDoc), print the form, fill it out, initial each page and sign it.

After this, they should forward the Form duly completed, initialed and signed, along with certified copies of the documents listed in the table below, to the following address: Banco Bradesco S.A., Secretaria Geral – Área Societária, Núcleo Cidade de Deus, Prédio Vermelho, 4º andar, CEP 06029-900, Osasco, SP, Brazil.

Documents to be presented at Bradesco’s branches, together with the Form	Individ.	Legal Entity	Inv. Fund
	X	X	X
Individual Taxpayers’ ID and Identity card with photo of the shareholder or their legal representative [1]

	-	X	X
Articles of Incorporation or Bylaws consolidated and updated [2]

	-	X	X
Document proving the powers of attorney [2]

	-	-	X
Consolidated and updated fund regulation

(1)                     Identity cards accepted: Identity Card, Identity Card of Foreigner, National Driving License, Passport and professional registration officially recognized.

(2)                     For investment funds, documents of the manager and/or administrator, pursuant to the voting policy.

We note that, before being sent to Bradesco, the corporate and representation documents of legal entities and investment funds written in a foreign language must be translated into Portuguese. The said translations must be registered in the Titles and Documents Registry (a certified translation is not required).

The shareholder may also, if it wishes, anticipate the forwarding of documents to the Company, by sending scanned copies of the Form and the above documents to the email address governancacorp@bradesco.com.br.

In any case, Bradesco must receive, up until March 5, 2018 (including this date), in the Núcleo Cidade de Deus - Prédio Vermelho, 4º andar - Vila Yara - Osasco, SP - CEP 06029-900, the original Form and the certified copy of the other documents sent by e-mail by the shareholder.

Within three (3) days after the receipt of such documents, the Company will notify the shareholders, at the email address informed by the shareholder in the Form, regarding the receipt of the documents and their acceptance.

The Form received by Bradesco which is not fully and regularly completed and/or is not accompanied by the supporting documents listed above will be disregarded.

The information on any Form and relevant documents disregarded will be sent by Bradesco to the email address provided by the shareholder in the Form, together with the necessary guidance for its rectification. In any case, the Form eventually rectified by the shareholder, as well as the documentation, must also be received by Bradesco until March 5, 2018 (including this date).

General Information

The Company highlights that:

✓ as established by Article 21-S of CVM Instruction No. 481, the Central Depositary of B3, upon receiving voting instructions by the shareholders through their respective custodian agents, will disregard any divergent instructions in relation to the same resolution that may have been issued by the same Individual or Corporate Taxpayer's ID;

✓ when the period for remote voting ends, i.e. on March 5, 2018 (excluding this date), the shareholder may not change the voting instructions already sent, unless they are present at the Shareholders’ Meeting or represented by proxy, through an explicit request to disregard the voting instructions sent through the Form, before the respective matter(s) is cast to vote.

Participation through the electronic voting platform

For investors with shares in custody in B3 or directly with the bookkeeper, in addition to the participation processes listed above, Bradesco also allows the exercise of the right to vote electronically. Thus, the shareholder that so desires, must access the link www.proxyvoting.com.br, request access to the voting platform and provide the necessary information to confirm their status as a shareholder of Bradesco.

Bradesco emphasizes that the procedure should be completed at least 72 hours before the date of the Meetings.

Additional information can be obtained on the phones and e-mail address contained on the website of the electronic platform mentioned above.

Call Notice

Banco Bradesco S.A.

Corporate Taxpayer's ID No. 60.746.948/0001-12 - Company Registration No. 35.300.027.795

Publicly-Held Company

Special and Annual Shareholders’ Meetings

We invite the Company shareholders to meet at the Special and Annual Shareholders’ Meetings to be held on March 12, 2018, at the Company’s headquarters, Núcleo Cidade de Deus, Vila Yara, Osasco, São Paulo, 5º andar, Prédio Vermelho, at Salão Nobre, for the resolutions listed below.

I) In the Special Shareholders' Meeting at 4 p.m.

Resolve on the Board of Directors’ proposal to increase the capital stock by R$8,000,000,000.00, increasing it from R$59,100,000,000.00 to R$67,100,000,000.00, with bonus stock, by means of the capitalization of part of the balance of the “Profit Reserves – Statutory Reserve” account, according to the provisions of Article 169 of Law No. 6,404/76, by issuing 610,896,190 book-entry, registered shares, with no par value, of which 305,448,111 are common shares and 305,448,079 are preferred shares, to be attributed free of charge to shareholders at the ratio of 1 new share to each 10 shares of the same type they hold on the base date, to be established after the approval of the process by the Central Bank of Brazil, with the consequent amendment to the “caput” of Article 6 of the Bylaws; and

II) In Cumulative Special and Annual Shareholders' Meetings at 4:15 p.m.

•     Special Shareholders’ Meetings

Decide on the proposal of the Board of Directors to change the Bylaws partially, as follows:

1)       amend the term of office of the Managers and members of the Remuneration Committee and of the Ombudsman;

2)       amend the age limit to take office on the Board of Executive Officers;

3)       include responsibilities to the Board of Directors to position themselves on corporate operations that can lead to the change of control and on public offer for acquisition of shares of the Company;

4)       allow the Chairman of the Board of Directors or his statutory substitute to appoint the President of the Shareholders’ Meetings;

5)       amend the Sole Paragraph of Article 1, as a result of the amendment of the corporate name of BM&FBOVESPA S.A. - Bolsa de Valores, Mercadorias e Futuros; and the Article 11, concerning the number of regular meetings of the Board of Directors; include the letter "g" in the Paragraph Three of Article 13, concerning the representation of the Company before the certifying entities; amend the Article 14, to give greater transparency to the activities already carried out by the Management; amendment of Article 16, on the appointment of a substitute in the Board of Executive Officers, by the Board of Directors, in the event of a vacancy, absence or temporary impediment; amendment of Article 17, on the representation of the Company in companies and/or external entities; and in Item III of Article 27, improving its wording, without changing its content.

•      Annual Shareholders’ Meeting

1)   acknowledge the management accounts and examine, discuss and vote on the Financial Statements related to the fiscal year ended on December 31, 2017;

2)   resolve on the Board of Directors’ proposal for the allocation of the net income of the fiscal year 2017;

3)   establish the number of members of the Board of Directors;

4)   elect the members of the Board of Directors, according to the provisions of Articles 141 and 147 of Law No. 6,404/76, and of CVM Instruction No. 367/2002, being necessary, pursuant to the provisions of CVM Instructions No. 165/91, and No. 282/98, at least five percent (5%) of the voting capital so that the shareholders may request the adoption of multiple voting process;

5)   elect the Fiscal Council’s members, observing the provisions of Articles 161 and 162 of Law No. 6,404/76.

6)   resolve on the overall compensation and the amount to support the Management’s Pension Plan;

7)   resolve on the monthly compensation of the Fiscal Council’s effective members.

Participation in the Meetings: pursuant to Article 126 of Law No. 6,404/76, and later amendments, in order to attend and resolve on the Shareholders’ Meetings, the shareholder must observe that:

•          in addition to the identification document, they must also provide a certificate of ownership of the shares issued by the Company, issued by the custodian financial institution. For the holder of book-entry shares held in custody at Bradesco, the presentation of said certificate is waived;

•          in the event of impossibility to attend the Shareholders’ Meetings, the shareholder may also be represented by an attorney-in-fact appointed not more than one year prior, provided that they are a shareholder, manager of the Company, lawyer or financial institution, it being incumbent upon the investment fund manager to represent their condominium members, observing that legal entities shareholders might also be represented according to their bylaws/articles of incorporation;

•          before being forwarded to Bradesco, the corporate and representation documents of legal entities and investment funds drawn up in a foreign language must be translated into Portuguese and their translation must be registered at the Registry of Deeds and Documents (a certified translation is not required);

•          in order to speed up the process and facilitate the proceedings in the Shareholders’ Meetings, we request that the certificate of ownership of the shares, the power of attorney and any voting declarations be sent to the Company’s headquarters, preferably up to two (2) business days before the date of the Shareholders’ Meetings, at Banco Bradesco S.A. – General Secretariat – Corporate Area – Núcleo Cidade de Deus – 4º andar, Prédio Vermelho - Vila Yara - Osasco, SP - CEP 06029-900. A copy of the documentation may still be forwarded, in advance, to the e-mail governancacorp@bradesco.com.br;

•          in the case of opting to vote remotely, up until March 5, 2018 (this date included) you must convey the instructions to complete the form, sending the said Remote Voting Form: 1) to the bookkeper of the Company's shares through all Bradesco’s Branch Network; or 2) to your custodians that provide this service in the case of holders of shares deposited in the central depository; or 3) directly to the Company. For more information, see the rules set out in CVM Instruction No. 481/2009 and the procedures described in the Form made available by the Company, as well as in the said Manual for Participation in the Special and Annual Shareholders’ Meetings (Manual);

•          for investors with shares in custody in B3 or directly with the bookkeeper, in addition to the participation processes listed above, Bradesco also allows the exercise of the right to vote electronically., up to 72 hours before the date of the Meetings (for further information, check the Manual);

•          in any separate election to the Board of Directors, only the votes of shareholders who prove the uninterrupted ownership of the shareholding during the period of at least three (3) months immediately prior to the Shareholders' Meeting will be considered valid, as established in Paragraph Six of Article 141 of Law No. 6,404/76.

_______________________________________________________________

Documents made available to shareholders: all legal documents and further information necessary for the analysis and exercise of voting rights are available to shareholders at the Market Relations Department, in Núcleo Cidade de Deus, Prédio Vermelho, 3º andar, Vila Yara, Osasco, São Paulo, and on the websites www.bradesco.com.br – Corporate Governance – Shareholders, B3 S.A. - Brasil, Bolsa, Balcão (http://www.bmfbovespa.com.br/pt_br/produtos/listados-a-vista-e-derivativos/renda-variavel/empresas-listadas.htm) and CVM (http://sistemas.cvm.gov.br/?CiaDoc).

Eventual clarifications may be obtained on the Investor Relations website –www.bradesco.com.br/ir – Corporate Governance, in the Bradesco’s Branches Network or via e-mail governancacorp@bradesco.com.br.

Cidade de Deus, Osasco, SP, February 7, 2018

Luiz Carlos Trabuco Cappi

Chairman of the Board of Directors

Special Shareholders’ Meeting – 4:00 p.m.

Proposal for capital increase with 10% bonus on shares, with the consequent amendment of the "caput" of Article 6 of the Bylaws

Dear Shareholders,

The Board of Directors of Banco Bradesco S.A. hereby submits, to be examined and resolved by you, proposal to increase the capital stock by R$8,000,000,000.00, going from R$59,100,000,000.00 to R$67,100,000,000.00, with bonus stock, through the capitalization of part of the balance of the "Profit Reserve - Statutory Reserve" account, pursuant to Article 169 of Law No. 6,404/76, issuing 610,896,190 registered book-entry shares with no par value, being 305,448,111 common shares and 305,448,079 preferred shares, which will be allocated free of charge to the shareholders in the proportion of 1 new share for each 10 shares of the same type they hold on the base date, to be established after the approval of the process by the Central Bank of Brazil, observing:

I.          Goals: the bonus operation’s purpose is to: a) increase the liquidity of the shares in the market, considering that the greater amount of outstanding shares will possibly generate a growth in the business; b) enable an adjustment in the shares price, making the unit price more attractive and accessible to a larger number of investors; and c) improve the compliance of the balance of the profit reserve with the legal limits.

II.        Base date of Right to Bonus Stock: it will be announced to the market after the approval of the respective process by the Central Bank of Brazil.

III.      Trading: current shares will continue to be traded with the right to bonus and the new shares shall be available for trading after the approval of the said process by the Central Bank of Brazil and the inclusion in the position of the shareholders, which will be dealt with in a notice to the market.

IV.      Right to Shares with Bonus – will be entitled to dividends and/or interest on own capital that may be declared as of the date of their inclusion in the position of shareholders. They are also entitled, in full, to any benefits attributed to other shares as of the aforementioned date.

V.        Monthly Interest on Shareholders’ Equity: will be maintained at R$0.017249826 per common share and R$0.018974809 per preferred share (gross), with the payment for the net amount of R$0.014662352 per common share and R$0.016128588 per preferred share, after the deduction of tax income at the source of fifteen percent (15%). Will continue to be paid in accordance with the Systematics of Monthly Payment of Dividends/Interest on Equity. Income tax at the source does not apply to legal entities that are exempt from this tax.

Thus, the total amount paid monthly to the shareholders will have an increase of 10%, after the inclusion of the new shares into its position.

VI.      Fractions of Shares: the bonus will always occur in whole numbers. Shares remaining unsubscribed arising from the fractions of shares will be separated, grouped in whole numbers and sold in an auction to be held at B3 S.A. – Brasil, Bolsa, Balcão (B3). After the approval needed for the process by the Central Bank of Brazil and, prior to the sale, Bradesco will establish a period of no less than 30 days, during which the shareholders may transfer the fractions of shares, as provided for in Paragraph Three of Article 169 of Law No. 6,404/76. After the sale of the shares, the respective amounts will be made available to the shareholders entitled thereto. Other details will be announced to the shareholders in due course.

VII.    Cost of the Shares with Bonus: the cost attributed to the shares with bonus is of R$13.095514641 per share, regardless of the species, for the purposes of Article 10 of Law No. 9,249/95 (with new wording granted by Law No. 12,973/2014), and Paragraph One of Article 58 of Instruction No. 1,585/15, of the Internal Revenue Service.

VIII.  Additional Procedures – Payment of Fractions of Shares: the amounts resulting from the fractions of shares will be made available to the shareholders as follows:

a)   to shareholders whose shares are deposited in the Company and with their registration and banking data up to date, through a credit to be made in the bank accounts at a Financial Institution appointed by them; and

b)   to those whose shares are deposited at B3, by means of the Institutions and/or Brokers that maintain their positions in custody.

Shareholders whose such data is not updated should seek a Bradesco Branch of their choice with their Individual Taxpayer's ID, their Identity Card and their proof of residence to update their registration data and receive the respective amounts to which they are entitled to.

If the proposal is approved, the "caput" of Article 6 of the Bylaws will be amended to reflect the increase of the stock capital, which will become effective with the following wording after the process is approved by the Central Bank of Brazil: "Article 6) The capital stock is R$67,100,000,000.00 (sixty-seven billion and one hundred million reais), divided into 6,719,858,095 (six billion, seven hundred and nineteen million, eight hundred and fifty-eight thousand and ninety-five) book-entry, registered shares, with no par value, of which 3,359,929,223 (three billion, three hundred and fifty-nine million, nine hundred and twenty-nine thousand, two hundred and twenty-three) are common shares and 3,359,928,872 (three billion, three hundred and fifty-nine million, nine hundred and twenty-eight thousand, eight hundred and seventy-two) are preferred shares.”

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Additional information may be found in the Attachment concerning the capital increase, in accordance with Attachment 14 required by Article 14 of CVM Instruction No. 481 of December 17, 2009.

Special Shareholders' Meeting - 4:15 p.m. (cumulative)

Proposal for partial amendment to the Bylaws

Dear shareholders,

The Board of Directors of Banco Bradesco S.A. submits the following proposals for your examination and deliberation.

1)        Change the term of office of the Managers and members of the Remuneration Committee and the of Ombudsman from one (1) year to two (2) years, with the consequent changes in the Paragraph Three of Article 7, in the "caput" and Paragraph One of Article 12 and in the “caputs” of Articles 8, 22 and 23.

It aims to reduce the bureaucracy of the process of election of managers and members of the aforementioned bodies, with a consequent reduction of costs, keeping the best corporate governance practices, coupled to the fact that the retention policy of the Organization enables a low turnover in the Bodies.

2)        Change the age limit so that the officers exercise their term until the day they turn 65, with the consequent changes in Article 7, including the Paragraph Four, in the Paragraph Two of Article 12 and in Articles 18 and 19.

It aims to standardize the age limit for all officers, also taking into account the increase of life expectancy in recent years, allied to the high level of experience achieved at this age.

3)        Include the duties of the Board of Directors for manifestation on the corporate operations that can lead to a change of control and on public offer for acquisition of shares of the Company, with the consequent amendment in Article 9, including items "j" and "k" and renumbering the subsequent items.

It aims to meet the recommendation of the Brazilian Code of Corporate Governance in terms of principle 1.5 – Change of Control and 1.6 – Manifestation of the Management on OPAs.

4)        Allow the Chairman of the Board of Directors or his statutory substitute to appoint the President of the Shareholders’ Meetings,  with the consequent change in the "caput" of Article 10 and in letter "b" of Article 24.

Make the process flexible, so as to allow any person nominated by the current Chairman to preside over the Shareholders’ Meetings of the Company.

5)        Other amendments.

•      In the Sole Paragraph of Article 1, as a result of the amendment of the corporate name of BM&FBOVESPA S.A. - Bolsa de Valores, Mercadorias e Futuros to B3 S.A. - Brasil, Bolsa, Balcão.

•      In Article 11, increasing the number of regular meetings of the Board of Directors. It aims to meet the recommendation of the Brazilian Code of Corporate Governance in terms of principle 2.9 – Board of Directors’ Meetings. Examples of subjects to be submitted to mentioned Body: ethics, sustainability, risks, and financial statements of 4 quarters, among others, which will form part of an annual thematic schedule of the Board of Directors, as recommended by the Code.

•        In the Paragraph Three of Article 13, including item "g" in order to discipline the form of representation of the Company before the certifying entities.

•        In Article 14, improving the definitions of the duties of each position of the Board of Executive Officers.

•        In Article 16, on the appointment of a substitute in the Board of Executive Officer, by the Board of Directors, in the event of a vacancy, absence or temporary impediment.

•        In Article 17, excluding from the competence of the Board of Directors the nomination of officers to represent the Company in companies and/or external entities, due to the imposition of the internal standard surrounding this matter.

•        In item III of Article 27, improving its wording, with no change to its content.

The new wording of the statutory devices mentioned previously is in the Attachment Transcript of the consolidated Bylaws proposed and will be submitted for approval by the Central Bank of Brazil.”

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All other information required by Article 11 of CVM Instruction No. 481/09 can be found in the Attachment Detailing the origin and rationale of the statutory amendments proposed and analysis of their legal and economic effects.

Annual Shareholders’ Meeting – 4:15 p.m. (cumulative)

Proposal for the net income allocation of the fiscal year 2017

Dear shareholders,

Taking into account that Banco Bradesco S.A. obtained during the year ended on December 31, 2017 the net income of R$14,657,755,123.30, the Board of Directors hereby submits, for examination and resolution, the proposal to allocate it as follows:

•           R$732,887,756.17 for the "Profit Reserves - Legal Reserve" account;

•           R$6,720,523,098.53 for the "Profit Reserves - Statutory Reserve" account; and

•           R$7,204,344,268.60 for the payment of interest on equity, of which:

•           R$2,384,344,268.60 has been paid; and

•           R$4,820,000,000.00 will be paid on March 8, 2018, reaffirming that a new distribution of interest on equity/dividends for 2017 will not be proposed to the Shareholders’ Meeting.

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Additional information may be found in the Attachment concerning the allocation of the net income of the fiscal year, in accordance with Attachment 9-1-II of CVM Instruction No. 481 of December 17, 2009.

Annual Shareholders’ Meeting

Proposal to establish the number of members of the Board of Directors and to elect them

Proposals to establish the number of members of the Board of Directors and to elect them

Dear Shareholders,

The controlling shareholders of Banco Bradesco S.A., represented pursuant to its Bylaws, hereby submit, for examination and resolution, observing the provisions of the “caput” of Article 8 of the Company’s Bylaws, proposals for the:

•           Company’s Board of Directors to be comprised of, in the current fiscal year, 9 (nine) members, being integrated by Messrs.:

Luiz Carlos Trabuco Cappi, Brazilian citizen, widower, bank employee, Identity Card 5.284.352-X/SSP-SP, Individual Taxpayer's ID 250.319.028/68
Carlos Alberto Rodrigues Guilherme, Brazilian citizen, married, bank employee, Identity Card 6.448.545-6/SSP-SP, Individual Taxpayer's ID 021.698.868/34
Denise Aguiar Alvarez, Brazilian citizen, consensually separated, educator, Identity Card 5.700.904-1/SSP-SP, Individual Taxpayer's ID 032.376.698/65
João Aguiar Alvarez, Brazilian citizen, married, agronomist, Identity Card 6.239.718-7/SSP-SP, Individual Taxpayer's ID 029.533.938/11
Milton Matsumoto, Brazilian citizen, married, bank employee, Identity Card 29.516.917-5/SSP-SP, Individual Taxpayer's ID 081.225.550/04
Domingos Figueiredo de Abreu, Brazilian citizen, married, bank employee, Identity Card 6.438.883-9/SSP-SP, Individual Taxpayer's ID 942.909.898/53
Alexandre da Silva Glüher, Brazilian citizen, married, bank employee, Identity Card 57.793.933-6/SSP-SP, Individual Taxpayer's ID 282.548.640/04
Josué Augusto Pancini, Brazilian citizen, married, bank employee, Identity Card 10.389.168-7/SSP-SP, Individual Taxpayer's ID 966.136.968/20
Maurício Machado de Minas, Brazilian citizen, married, bank employee, Identity Card 7.975.904-X/SSP-SP, Individual Taxpayer's ID 044.470.098/62
All domiciled at Núcleo Cidade de Deus, Vila Yara, Osasco, SP, CEP 06029-900

The shareholders clarify that its candidates filed, at Bradesco's headquarters, a statement, under penalty of law, that they fulfill the eligibility preconditions, pursuant to Articles 146 and 147 of Law No. 6,404/76 and to Resolution No. 4,122/12, of the National Monetary Council. Should they be elected, their names will be submitted for the approval of the Central Bank of Brazil, after which they will be invested to their offices for a term of two (2) years (if the first proposal of the Special Shareholders' Meeting at 4:15 p.m. is approved, held cumulatively with the Annual Shareholders' Meeting), extended until the investiture of the new members of the Board of Directors, to be elected at the Annual Shareholders' Meeting to be held in 2020.

Finally, the Company states that:

•      the election of the members of the Board of Directors shall take place through individual vote;

•      the number of members above mentioned may be increased by a decision to be taken by the shareholders at the same Meeting in the following cases:

•           in case of a requirement for the adoption of the multiple voting system that complies with the applicable legal and regulatory requirements (caput and Paragraph One of Article 141 of Law No. 6,404/76 and CVM Instruction No. 165/91); or

•           in case the minority shareholders exercise their right to elect member for the Board of Directors in a separate vote, provided that the requirements in Paragraphs Four to Six of Article 141 of Law No. 6,404/76 be fulfilled;

•      in accordance with the provisions in Article 110 of Law No. 6,404/76, which provides that "each common share corresponds to 1 (one) vote in the deliberations of the Shareholders’ Meeting", sealing, therefore, the plural voting, in case the adoption of the multiple vote process is required and if there is also a nomination of candidates for the election process separately, common shareholders must choose in which election they will participate.

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For additional information, see the Résumés of those appointed for the Board of Directors by the controlling shareholders, in compliance with Items 12.5 to 12.10 of Attachment 24 of CVM Instruction No. 480 of December 7, 2009, in accordance with Attachment A of CVM Instruction No. 552 of October 9, 2014.

Annual Shareholders’ Meeting

Proposal to elect members to compose the Fiscal Council

Dear shareholders,

Article 20 of the Company's Bylaws and Article 2 of the Internal Rules of the Fiscal Council inform that the Fiscal Council shall be composed of three (3) to five (5) effective members and an equal number of alternates, shareholders or not.

Considering the provisions of letter “b” of Paragraph Four of Article 161 of Law No. 6,404/76, which gives the shareholders with voting rights (except the minority shareholders, to whom applies letter “a” of Paragraph Four of the mentioned Article) the possibility to elect the majority of the members of the mentioned Body and their respective alternate members, acting as controlling shareholders, we hereby submit to you the proposal for the election of the Fiscal Council’s members, all with 1 year term of office, until the Annual Shareholders’ Meeting to be held in 2019, indicating to compose it:

a)   as effective members:

Domingos Aparecido Maia, Brazilian, married, accountant, Identity Card 7.220.493-X/SSP-SP, Individual Taxpayer’s ID 714.810.018/68, domiciled  on  Rua Teixeira da Silva, 515, ap. 131, Paraíso, São Paulo, SP, CEP 04002-032

José Maria Soares Nunes, Brazilian, in stable union, accountant, Identity Card 10.729.603-2/SSP-SP, Individual Taxpayer’s ID 001.666.878/20, domiciled on Alameda Franca, 571, Residencial Alphaville 4, Santana de Parnaíba, SP, CEP 06542-010

Ariovaldo Pereira, Brazilian, married, accountant, Identity Card 5.878.122-5/SSP-SP, Individual Taxpayer’s ID 437.244.508/34, domiciled on Avenida Escola Politécnica, 942, Bloco C2, ap. 172, Rio Pequeno, São Paulo, SP, CEP 05350-000

b)   as alternates of the members above mentioned, respectively, Messrs.:

Nilson Pinhal, Brazilian, married, business administrator,  Identity Card 4.566.669-6/SSP-SP, Individual Taxpayer’s ID 221.317.958/15, domiciled on Avenida Doutor Martin Luther King, 1.999, apartamento 52, Edifício Lorys, Jardim Umuarama, Osasco, SP, CEP 06030-016

Renaud Roberto Teixeira, Brazilian, married, entrepreneur, Identity Card 3.022.895-5/SSP-SP, Individual Taxpayer’s ID 057.180.078/53, domiciled on Rua Edson, 291, ap. 61, Condomínio Edifício Place Saint Remy, Campo Belo, São Paulo, SP, CEP 04618-031

Jorge Tadeu Pinto Figueiredo, Brazilian, married, lawyer, Identity Card 5.546.755-6/SSP-SP, Individual Taxpayer’s ID 399.738.328/68, domiciled on Alameda Sibipiruna, 121, Edifício Catharina, ap. 171, Condomínio Condessa de São Francisco, Jardim Lorian, Adalgisa, Osasco, SP, CEP 06030-302.

We clarify that our candidates filed at the Company’s headquarters a statement, under legal penalties, declaring that they are not prevented from performing the management of a commercial company due to criminal conviction and that they fulfill the conditions set forth in Article 162 of Law No. 6,404/76. Should they be elected, they will take office after their names are approved by the Central Bank of Brazil.

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For additional information, see the Résumés of those appointed for the Fiscal Council by the controlling shareholders, in compliance with Items 12.5 to 12.10 of Attachment 24 of CVM Instruction No. 480 of December 7, 2009, in accordance with Attachment A of CVM Instruction No. 552 of October 9, 2014.

Annual Shareholders’ Meeting

Appointment of candidates to compose the Fiscal Council formalized by preferred shareholders

Dear Shareholders,

Pursuant to item "a" of Paragraph Four of Article 161 of Law No. 6,404/76, below we make available the names and qualifications of the candidates appointed by non-controlling shareholders holders of preferred shares issued by the Company, to compose the Fiscal Council:

Appointed by	Effective Member	Alternate Member
Messrs. Roberto Kaminitz and Henrique Borenstein

Luiz Carlos de Freitas, Brazilian citizen, married, accountant, Identity Card 7.580.603/SSP-SP, Individual Taxpayer’s ID 659.575.638-20, domiciled at Avenida Miguel Frias de Vasconcelos, 1.200, apartamento 15, Jaguaré, São Paulo, SP, CEP 05345-000

João Sabino, Brazilian citizen, married, lawyer, Identity Card 10.255.945-4/SSP-SP, Individual Taxpayer’s ID 989.560.358/49, domiciled at Avenida Doutor Cândido Motta Filho, 500, casa 6, Cidade São Francisco, São Paulo, SP, CEP 05351-000

Aberdeen Asset Management PLC, itself and on behalf of the investment funds and portfolios managed by companies in its economic group

Walter Luis Bernardes Albertoni, Brazilian citizen, married, lawyer, Identity Card 14.009.886/SSP-SP, Individual Taxpayer’s ID 147.427.468/48, domiciled at Rua Urussuí, 92, conjunto 91, Itaim Bibi, São Paulo, SP, CEP 04542-050

Reginaldo Ferreira Alexandre, Brazilian citizen, married, economist, Identity Card 8.781.281/SSP-SP, Individual Taxpayer’s ID 003.662.408/03, domiciled at Rua Leonardo Mota, 66/122, Vila Indiana, São Paulo, SP, CEP 05586-090

PREVI - Caixa de Previdência dos Funcionários do Banco do Brasil

Luiz Alberto de Castro Falleiros, Brazilian citizen, married, economist, Identity Card 6.855.739-5/SSP-SP, Individual Taxpayer’s ID 024.351.768/80, domiciled at Rua Riachuelo, 460, conjunto 1.002, Centro, Sorocaba, SP, CEP 18035-330

Eduardo Georges Chehab, Brazilian citizen, married, consultant, Identity Card 6.231.738-6/SSP-SP, Individual Taxpayer’s ID 013.810.648/76, domiciled at Rua Adib Auada, 111, casa 50, Cotia, SP, CEP 06710-700

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For additional information, see the Résumés of those appointed for the Fiscal Council by preferred shareholders, in compliance with Items 12.5 to 12.10 of Attachment 24 of CVM Instruction No. 480 of December 7, 2009, in accordance with Attachment A of CVM Instruction No. 552 of October 9, 2014.

We suggest the shareholder holding preferred shares that eventually already has the intention of constituting attorney-in-fact to represent him/her in the Annual Shareholders’ Meeting, use the power of attorney sample, in order to exercise his/her voting right.

Annual Shareholders’ Meeting

Appointment of candidates to compose the Fiscal Council formalized by non-controlling common shareholders

Dear shareholders,

Pursuant to item "a" of Paragraph Four of Article 161 of Law No. 6,404/76, below we made available the names and qualifications of the candidates appointed by IGN Participações Ltda. and Magnat Participações Ltda., non-controlling shareholders holders of common shares issued by the Company, to compose the Fiscal Council:

Effective Member	Alternate Member

João Carlos de Oliveira, Brazilian, married, business consultant, Identity Card 50.785.140-7/SSP-SP, Individual Taxpayer’s ID 171.602.609/10, domiciled at Avenida Doutor Martin Luther King, 980, apartamento 71, Torre Top, Jardim Umuarama, Osasco, SP, CEP 06030-003

José Luiz Rodrigues Bueno, Brazilian citizen, divorced, investor, Identity Card 6.353.077-6/SSP-SP, Individual Taxpayer’s ID 586.673.188/68, domiciled at Rua Doutor Paulo Ferraz da Costa Aguiar, 1.600, Ap. 222, Bloco G, Ed. Teneriffe, Vila Yara, Osasco, SP, CEP 06026-090

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For additional information, see the Résumés of those appointed by non-controlling common shareholders to compose the Fiscal Council, in compliance with Items 12.5 to 12.10 of Attachment 24 of CVM Instruction No. 480 of December 7, 2009, in accordance with Attachment A of CVM Instruction No. 552 of October 9, 2014.

We suggest the shareholder holding preferred shares that eventually already has the intention of constituting attorney-in-fact to represent him/her in the Annual Shareholders’ Meeting, use the power of attorney sample, in order to exercise their voting right.

Annual Shareholders’ Meeting

Proposal for the overall Management compensation and social security amount

Dear Shareholders,

The Board of Directors of this Company hereby submits for your examination and resolution proposal for the compensation (fixed and variable), at the overall annual amount of up to R$335,000,000.00, and annual amount of up to R$345,000,000.00, to support the management’s social security, for the year 2018, highlighting that:

1)      the proposed values have not changed in relation to the ones approved in the Annual Shareholders’ Meeting held in 2017 and are consistent with the great experience of the Managers and their high degree of knowledge about the Company, given that most of them built their careers in the Organization itself, as well as the need to retain their talents in an increasingly competitive market; and

2)      it will be incumbent on the Remuneration Committee to continue assessing the corporate performance, the fulfillment of the objectives and the sustainability of the business, for the purpose of checking whether the results justify the distribution of the overall annual amount of the remuneration funds up to the limit proposed.

Pursuant to letter "n" of Article 9 of the Bylaws, the Board of Directors will decide the distribution of the annual overall amount of the remuneration and social security allowance to its own members and to the members of the Board of Executive Officers.

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For further details, see the Attachment Information on the Remuneration of Managers, pursuant to Section 13 of Attachment 24 of CVM Instruction No. 480 of December 7, 2009.

Annual Shareholders’ Meeting

Proposal for the monthly compensation of the Fiscal Council’s effective members

Dear Shareholders,

The Board of Directors of this Company hereby submits for your examination and resolution the proposal for the monthly compensation, at the amount of R$18,000.00 to each effective member of the Fiscal Council, for the year 2018, clarifying that:

a)        the proposed amount meets the provisions of Paragraph Three of Article 162 of Law No. 6,404/76, which establishes that the compensation for the Fiscal Council’s members will be determined by the Shareholders’ Meeting in which they are elected and that it cannot be lower, for each member in office, than ten percent (10%) of the monthly compensation that, on average, is attributed to each Officer as fixed compensation, without the payment, according to current legislation, of benefits, expense account and participation in the Company’s profit sharing, or any other denomination; and

b)        the alternate members are remunerated only when they replace the Effective Members, in the cases of vacancy, absence or temporary impediments.

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For further details, see the Attachment Information on the Remuneration of Managers, pursuant to Section 13 of Attachment 24 of CVM Instruction No. 480 of December 7, 2009.

Complementary Information

Complementary Information

Attachment 14 required by Article 14 of CVM Instruction No. 481 of December 17, 2009, regarding the capital stock increase

1.    State the amount of the increase and of the new capital stock

Increase of R$8,000,000,000.00, raising the capital stock from R$59,100,000,000.00 to R$67,100,000,000.00.

2.    State if the increase will be carried out through: (a) the conversion of debentures or other debt securities into shares; (b) the exercise of the subscription rights or of the subscription warrant; (c) the capitalization of profits or reserves; or (d) the subscription of new shares

Increase through the capitalization of part of the balance of the "Profit Reserve - Statutory Reserve", in accordance with the provisions of Article 169 of Law No. 6,404/76, with a bonus of 10% in shares.

3.    Explain in detail the reasons for the increase and its legal and economic consequences

The Capital Increase aims to increase the liquidity of the shares in the market, considering that a greater amount of outstanding shares may generate a growth in the business, may enable an adjustment in the shares price, making the unit price more attractive and accessible to a larger number of investors and also improve the compliance of the profit reserve’s balance with the legal limits.

The operation will produce:

legal effects solely by virtue of the assignment of ownership of 1 new share to each 10 shares of the same type previously held, getting preserved the ownership of all shareholders, without distinction; and

economic effects arising from the increment of 10% in the total amount of interest on shareholders’ equity and/or dividends paid monthly, benefiting proportionally all shareholders. Will be held the monthly amount of interest on shareholders' equity and/or dividends per share, by changing the total amount due to the greater number of shares issued and received by the shareholders due to the bonus stock.

4.    Provide a copy of the Fiscal Council's opinion, if applicable

Full transcription of the Fiscal Council’s Opinion registered in Special Meeting of mentioned Body, held on February 7, 2018: “Fiscal Council's Opinion - Banco Bradesco S.A. - The undersigned, members of the Fiscal Council of Banco Bradesco S.A., according to the provisions in Section III of Article 163 of Law No. 6,404/76, proceeding with the examination of the Board of Directors’ Proposal to increase the capital stock by means of capitalization of reserves with 10% bonus stock and the consequent amendment to the “caput” of Article 6 of the Bylaws, registered in the Special Meeting, of said Body, held on this date, opine for the approval by the Company’s shareholders in the Special Shareholders’ Meeting to be held on March 12, 2018, at 4 p.m. Cidade de Deus, Osasco, SP, February 7, 2018. ss) Ariovaldo Pereira, Domingos Aparecido Maia, José Maria Soares Nunes, João Carlos de Oliveira and Walter Luis Bernardes

Complementary Information

Albertoni”.

5.      In case of capital increase through the subscription of shares

It is not applicable since the capital stock increase will not be performed by subscription of shares, but through capitalization of profit reserves.

6.      In case of capital increase through the capitalization of profits or reserves

a.  Inform whether the face value of shares will be changed, if applicable, or whether new shares will be distributed among shareholders

The Company’s shares, pursuant to statutory provision, have no par value, including the ones to be issued as a result of the capital stock increase proposed. The 610,896,190 shares to be issued are attributed free of charge to shareholders, as bonus stock, in the proportion of 1 new share to each 10 shares held of the same type the shareholders hold on the base date.

b.   Inform whether the capitalization of profits or reserves will take place with or without change to the number of shares in the companies with shares with no par value

The capitalization proposed herein will increase the number of shares issued by the Company as follows:

Number of shares	Current	Proposed
Common	3,054,481,112	3,359,929,223
Preferred	3,054,480,793	3,359,928,872
Total	6,108,961,905	6,719,858,095

c.  In the event of distribution of new shares

          i.          State the number of shares issued of each type and class

Number of Shares Issued by Type
Common	305,448,111
Preferred	305,448,079
Total	610,896,190

        ii.          Inform the percentage in shares to be received by shareholders

Complementary Information

All shareholders will receive, as bonus stock, 10% of his/her stockholding position.

      iii.          Describe the rights, advantages and restrictions attributed to the shares to be issued.

Type	Rights	Advantages	Restrictions
Common

•  voting rights;

• in case of a public offer arising from the sale of control of the Company, common shares that are not part of the controlling group shall be entitled to receive one hundred percent (100%) of the amount paid per common share owned by the controllers.

•   will be entitled to dividends and/or interest on own capital that may be declared as of the date of their inclusion in the position of shareholders. They are also entitled, in full, to any benefits attributed to other shares as of the aforementioned date.

• the conversion of common shares into preferred shares is not allowed.
Preferred

•  priority in the reimbursement of Capital Stock in the case of liquidation of the Company;

•  dividends ten percent (10%) higher than those attributed to common shares;

•  inclusion in a public offer arising from the sale of control of the Company, entitling their holders to receive a price equal to eighty percent (80%) of the amount paid per common share in the controlling group.

		• as above.	• have no voting rights, except in the cases provided for by law; • the conversion of preferred shares into common shares is not allowed.

      iv.          Inform the acquisition cost, in Reais per share, to be assigned so that the shareholders can attend the Article 10 of Law No. 9,249, of December 26, 1995

The cost attributed to the bonus shares is R$13.095514641 per share, regardless of the type of share.

        v.          Inform the treatment given to fractions, if applicable

The bonus share will always occur in whole numbers. The remaining shares resulting from fractions of shares will be separated, grouped into whole numbers and sold at an auction to be held at B3 S.A. – Brasil, Bolsa, Balcão, whose date will be determined after the process is duly approved by the Central Bank of Brazil (BACEN).

Complementary Information

After approval by the Central Bank of Brazil and the realization of said auction, the respective amounts will remain available to shareholders entitled thereto.

d.  Inform the period set forth in Paragraph 3 of Article 169 of Law No. 6,404/76

Before the auction specified in item 6.c.v, the Company will establish a time limit of not less to thirty (30) days, during which the shareholders may transfer the fractions of shares.

e.  Inform and provide information and documents mentioned in item 5, when applicable

Not applicable.

7.    In case of capital increase by conversion of debentures or other debt securities into shares or through the exercise of subscription warrants

Not applicable.

8.    The provisions in items 1 to 7 of this Attachment shall not apply to capital increases arising from option plan, in which case the issuer must inform: “...”

Not applicable.

Complementary Information

Legal and economic effects derived from the statutory amendment

The proposed amendment of the "caput" of Article 6 of the Bylaws arises from the share capital increase of Bradesco through the capitalization of existing profit reserves and subsequent issuance of shares that shall be allocated freely to the shareholders, as a bonus, at a ratio of 1 new share for every 10 shares of the same kind that they hold on the base date. The Management of Bradesco foresees that the mentioned statutory amendment will produce:

o    legal effects solely by virtue of the assignment of ownership of 1 new share to each 10 shares of the same type previously held, getting preserved the ownership of all shareholders, without distinction; and

o    economic effects arising from the increment of 10% in the total amount of interest on shareholders’ equity and/or dividends paid monthly, benefiting proportionally all shareholders. Will be held the monthly amount of interest on shareholders' equity and/or dividends per share, by changing the total amount due to the greater number of shares issued and received by the shareholders due to the bonus stock.

With respect to other statutory amendments:

1.        of the Paragraph Three of Article 7, of the "caput"  and Paragraph One of Article 12 and of the “caput” of Articles 8, 22 and 23, due to the amendment of the term of office from one (1) year for two (2) years in the exercise of the positions of Manager and/or functions performed in Remuneration Committee or in the Ombudsman.

o    economic effects are expected resulting from the reduction of costs (i) with publications of Minutes and (ii) obtaining of certificates required by Circular No. 3,611/2012, from the Central Bank of Brazil, issued by public and private bodies, on behalf of all the managers of the Company of annual periodicity that, from the adoption of the proposal, will be biannually;

o    legal effects are expected only in relation to the adaptation of the new statutory devices (with the inclusion of paragraph four into article 7) so that the age limit to perform the position of Officer and the term of office are compatible.

2.        of Article 7, due to the inclusion of a new paragraph in order to unify the age limit of the members of the Board of Executive Officers, who should continue in office until the day they turn sixty-five (65), changing, as a result, the Paragraph Two of Article 12 and Articles 18 and 19.

o  legal and/or economic effects are not expected, once the amendment is just to adapt the age limits currently practiced in the Company in line with the increased life expectancy, as well as the possibility of retention of executives, considering the high level of experience that they have accumulated during the career developed as part of the Bradesco Organization;

3.        of Article 9, including two new items related to the manifestations of the management on the OPAs (Public Offers for the Acquisition of Shares) addressed to the shareholders and transactions that entail a change of control, consequently, renumbering the subsequent paragraphs, in line with the adaptations to the Brazilian Code of Corporate Governance regarding the principles 1.5 – Change of Control and 1.6 – Manifestations of the Management on the OPAs;

Complementary Information

o  immediate economic and legal effects are not expected. However, if the Board of Directors is called to give an opinion on an eventual OPA, or operation that implies in a change of control, its opinion will be considered a relevant element in the decision making by the shareholders (legal effect); and the Board may require the hiring of technical opinions that may result in costs for the Company (economic effect).

4.        of Article 10 and of item "b" of Article 24, in order to ensure that the Special and Annual Shareholders' Meetings may be conducted by any person nominated by the Chairman of the Board of Directors, or by his statutory substitute;

5.        of the "caput" of Article 11, increasing the number of regular meetings of the Board of Directors, in compliance with the adaptations to the Brazilian Code of Corporate Governance in terms of principle 2.9 – Meetings of the Board of Directors;

6.        of the Paragraph Three of Article 13, including item "g" in order to discipline the form of representation of the Company before the certifying entities to obtain digital certificates;

7.        of Article 14, improving the definitions of the duties of each position on the Board of Executive Officers;

8.        of Article 16, informing that the Board of Directors appoint a substitute only for the CEO, in the case of a vacancy, absence or temporary impediment;

9.        of Article 17, excluding from the competence of the Board of Directors to nominate officers to represent the Company in companies and/or external entities, due to the imposition of the internal standard surrounding this matter; and

10.    of item III of Article 27, improving its wording.

Legal effects and/or economical are not expected due to the 1) amendment of the Sole Paragraph of Article 1, considering the fact that it only aimed to update the corporate name of BM&FBOVESPA S.A. - Bolsa de Valores, Mercadorias e Futuros to B3 S.A. - Brasil, Bolsa, Balcão; and 2) in the statutory changes the object of sections 4 to 9 above, due to dealing exclusively with devices that aim to regulate matters of operational nature in relation to the Management of Bradesco; and 3) to the improvement of the wording of item III of Article 27, since there is no amendment to its content.

Complementary Information

Transcription of the Bylaws containing the current and proposed wordings

Transcript of the Bylaws containing the amendments to be submitted to the shareholders at the Special Shareholders’ Meetings

Current Wording	Wording Proposed
Section I - Organization, Duration and Headquarters	No amendments.
Article 1) Banco Bradesco S.A., a publicly-held company, hereinafter referred to as the Company, is governed by these Bylaws.	No amendments.

Sole Paragraph - With the admission of the Company on June 26, 2001, in the special listing segment called Level 1 of Corporate Governance of BM&FBOVESPA S.A. - Securities, Commodities and Futures Exchange (BM&FBOVESPA), the Company, its shareholders, officers and members of the Fiscal Council are subject to the provisions of the Corporate Governance Level 1 Listing Regulation of the BM&FBOVESPA (Level 1 Regulation). The Company, its officers and shareholders must also observe the provisions of the Regulation for Listing of Issuers and Admission to Trading of Securities, including the rules concerning the withdrawal and exclusion of trading of securities admitted to trading on Organized Markets managed by BM&FBOVESPA.

Sole Paragraph - With the admission of the Company on June 26, 2001, in the special listing segment called Level 1 of Corporate Governance of B3 S.A. - Brasil, Bolsa, Balcão (B3), the Company, its shareholders, officers and members of the Fiscal Council are subject to the provisions of the Corporate Governance Level 1 Listing Regulation of the B3 (Level 1 Regulation). The Company, its officers and shareholders must also observe the provisions of the Regulation for Listing of Issuers and Admission to Trading of Securities, including the rules concerning the withdrawal and exclusion of trading of securities admitted to trading on Organized Markets managed by B3.

Article 2) The Company’s term of duration is indefinite.	No amendments.
Article 3) The Company’s headquarter and jurisdiction are located in the administrative center called “Cidade de Deus”, in Vila Yara, city and judicial district of Osasco, State of São Paulo.	No amendments.

Article 4) The Company may set up or close Branches in the Country, at the discretion of the Board of Executive Officers, and Abroad, upon the additional approval of the Board of Directors, hereinafter referred to as the Board, which shall also be responsible for approving the incorporation and/or closure of any other Areas/Subsidiaries of Bradesco outside the national territory.

No amendments.

Complementary Information

Section II - Corporate Purpose	No amendments.
Article 5) The Company’s corporate purpose is to perform general banking activities, including foreign exchange transactions.	No amendments.
Section III - Capital Stock	No amendments.

Article 6) The capital stock is R$59,100,000,000.00 (fifty-nine billion and one hundred million reais), divided into 6,108,961,905 (six billion, one hundred and eight million, nine hundred and sixty-one thousand, nine hundred and five) book-entry, registered shares, with no par value, of which 3,054,481,112 (three billion, fifty-four million, four hundred and eighty-one thousand, one hundred and twelve) are common shares and 3,054,480,793 (three billion, fifty-four million, four hundred and eighty thousand, seven hundred and ninety-three) are preferred shares.

Article 6) The capital stock is R$67,100,000,000.00 (sixty-seven billion and one hundred million reais), divided into 6,719,858,095 (six billion, seven hundred and nineteen million, eight hundred and fifty-eight thousand, ninety-five) book-entry, registered shares, with no par value, of which 3,359,929,223 (three billion, three hundred and fifty-nine million, nine hundred and twenty-nine thousand, two hundred and twenty-three) are common shares and 3,359,928,872 (three billion, three hundred and fifty-nine million, nine hundred and twenty-eight thousand, eight hundred and seventy-two) are preferred shares.

Paragraph One - Common shares will provide to its holders the rights and privileges provided for by law. In case of a public offer arising from the transfer of the Company’s control, the common shares that are not part of the controlling group shall be entitled to receive one hundred percent (100%) of the amount paid per common share owned by the controlling shareholders.

No amendments.
Paragraph Two - Preferred shares will have no voting rights, but will entitle their holders to the following rights and privileges:	No amendments.
a) priority in the reimbursement of capital stock in case of liquidation of the Company;	No amendments.
b) dividends ten percent (10%) higher than those attributed to common shares;	No amendments.

c) inclusion in a public offer arising from the transfer of control of the Company, entitling their holders to receive a price equal to eighty percent (80%) of the amount paid per common share in the controlling group.

No amendments.

Complementary Information

Paragraph Three - In the event of a capital increase, at least fifty per cent (50%) of the capital will be paid at the time of subscription and the remaining amount will be paid through a Board of Executive Officers’ call, as per legal precepts.

No amendments.

Paragraph Four - The Company’s shares are all book-entry, being kept into deposit accounts in the Company, issued in favor of their holders, without issuance of certificates, whereby the shareholders may be charged for the cost of the service regarding the transfer of ownership of these shares.

No amendments.
Paragraph Five – The following actions will not be permitted:	No amendments.
a) conversion of common shares into preferred shares and vice versa;	No amendments.
b) issue of participation certificates.	No amendments.

Paragraph Six - The Company may, upon the authorization of the Board of Directors, acquire shares issued by the Company itself, for cancellation or temporary maintenance in treasury, and posterior sale.

No amendments.
Section IV - Management	No amendments.
Article 7) The Company will be managed by a Board of Directors and a Board of Executive Officers.	No amendments.

Paragraph One - The positions of Chairman of the Board of Directors and Chief Executive Officer cannot be cumulated by the same person, except for the assumptions of vacancy which shall be purpose of specific disclosure to the market and to which measures shall be taken to fill in respective positions within one hundred and eighty (180) days.

No amendments.

Paragraph Two - The investiture of members of the Board of Directors and Board of Executive Officers shall be subject to the previous signature of the Management Statement of Consent, pursuant to Level 1 Regulation, as well as the compliance with applicable legal requirements.

No amendments.

Complementary Information

Paragraph Three - The term of office of the members of the Board of Directors and of the Board of Executive Officers will be of one (1) year and will extend until the investiture of new elected Managers.

Paragraph Three - The members of the Board of Directors and of the Board of Executive Officers will have a unified mandate term of two (2) years, wherein reelection is permitted, which will extend until the investiture of new elected managers.

Included

Paragraph Four - Notwithstanding the provisions of the preceding Paragraph, the members of the Board of Executive Officers shall exercise their terms only until the day on which they reach sixty-five (65) years of age.

Section V - Board of Directors	No amendments.

Article 8) The Board of Directors will be constituted by six (6) to ten (10) members elected by the Shareholders’ Meeting, with a unified one (1) year term of office, reelection allowed. The members elected will choose, among themselves, in accordance with the provisions of Paragraph One of Article 7, one (1) Chairman and one (1) Vice-Chairman.

Article 8) The Board of Directors will be constituted by six (6) to ten (10) members elected by the Shareholders’ Meeting, who will choose, among themselves, in accordance with the provisions of Paragraph One of Article 7, one (1) Chairman and one (1) Vice-Chairman.

Paragraph One - The Board’s decisions will only be valid if supported by the absolute majority of the effective members, including the Chairman, who will have the casting vote, in the event of a tie.	No amendments.

Paragraph Two - The participation of any member, absent for justifiable reason will be admitted, by means of teleconference or videoconference or by any other means of communication that can ensure the effectiveness of his/her participation, with his/her vote considered valid for all legal purposes.

No amendments.

Paragraph Three - In the event the position of the Chairman of the Board being vacant or the Chairman being absent or temporarily unavailable, the Vice-Chairman will take over. In the absence or temporary unavailability of the Vice-Chairman, the Chairman will appoint a substitute among other Board members. In the event of a vacancy of the Vice-Chairman’s position, the Board will appoint a substitute, who will serve for the time remaining to complete the term of office of the replaced member.

No amendments.

Complementary Information

Paragraph Four - In the event of temporary or permanent leave of any other member, the remaining members may appoint a substitute, to serve on a temporary or permanent basis, with due regard to the precepts of law and of these Bylaws.

No amendments.
Article 9) In addition to the duties set forth by law and these Bylaws, the Board's responsibilities and duties include the following:	No amendments.
a) to ensure that the Board of Executive Officers is always rigorously capable of performing its duties;	No amendments.
b) to make sure that the corporate business is being conducted with probity, in order to preserve the Company’s credibility;	No amendments.
c) to maintain management continuity, whenever possible, which is highly recommended for the stability, prosperity and security of the Company;	No amendments.
d) to establish the general guidelines of the Company’s business, as well as to resolve on the constitution and performance of Operational Portfolios;	No amendments.

e) to authorize, in cases of operations with companies not composing the Bradesco Organization, the acquisition, disposal and encumbrance of assets composing the permanent Assets and nonpermanent equity interest of the Company and its direct and indirect subsidiaries, when referring to amounts higher than one percent (1%) of their respective Shareholders’ Equity;

No amendments.
f) to decide on trades involving shares issued by the Company, in accordance with Paragraph Six of Article 6;	No amendments.
g) to authorize the granting of any kind of donation, contribution or aid, regardless of the beneficiary;	No amendments.
h) to approve the payment of dividends and/or interest on shareholders’ own capital proposed by the Board of Executive Officers;	No amendments.

Complementary Information

i) to submit to Shareholders’ Meeting appreciation proposals aiming at increasing or reducing the capital stock, share grouping, bonuses or splits, merger, incorporation or spin-off transactions and reforms in the Company’s Bylaws;

No amendments.
Included

j) manifest themselves in relation to any public offer having as object shares or securities that can be converted or exchanged for shares of the Company, which shall contain, among other relevant information, the opinion of the Management about the possible acceptance of the public offer and of the economic value of the Company;

Included	k) manifest themselves on corporate events which may give rise to a change of control, determining if they ensure fair and equitable treatment to shareholders of the Company;
j) to deliberate upon associations, involving the Company or its Subsidiaries, including participation in shareholders’ agreements;	l) to deliberate upon associations, involving the Company or its Subsidiaries, including participation in shareholders’ agreements;
k) to approve the investment of resources resulting from fiscal incentives;	m) to approve the investment of resources resulting from fiscal incentives;
l) to examine and resolve on budgets and financial statements submitted by the Board of Executive Officers;	n) to examine and resolve on budgets and financial statements submitted by the Board of Executive Officers;
m) to assume decision-making powers on specific matters of the Company’s interest and to deliberate upon defaulting cases;	o) to assume decision-making powers on specific matters of the Company’s interest and to deliberate upon defaulting cases;
n) limited to the total annual amount approved by the Shareholders’ Meeting, to distribute the compensation and social security amounts of the Managers;	p) limited to the total annual amount approved by the Shareholders’ Meeting, to distribute the compensation and social security amounts of the Managers;

o) to authorize, whenever necessary, the representation of the Company by a member of the Board of Executive Officers individually or by an attorney, in which case a respective mandate will indicate what actions may be practiced;

q)     to authorize, whenever necessary, the representation of the Company by a member of the Board of Executive Officers individually or by an attorney, in which case a respective mandate will indicate what actions may be practiced;

Complementary Information

p) to establish the remuneration of the Audit Committee members, observing the market parameters;	r) to establish the remuneration of the Audit Committee members, observing the market parameters; and

q) to approve the Corporate Report on Internal Controls Conformity and determine the adoption of strategies, policies and measures focused on the diffusion of a controlling and risk mitigation culture.

s)      to approve the Corporate Report on Internal Controls Conformity and determine the adoption of strategies, policies and measures focused on the diffusion of a controlling and risk mitigation culture.

Sole Paragraph - The Board of Directors may assign special duties to the Board of Executive Officers and to any of its members, as well as establishing committees to deal with specific matters in the scope of the Board of Directors.

No amendments.

Article 10) The Chairman of the Board shall preside the meetings of this Body, as well as the Shareholders’ Meetings, being entitled to appoint any other member of the Board of Directors to proceed so.

Article 10) The Chairman of the Board shall preside the meetings of the Body, subject to the provisions of the Paragraph Three of Article 8.
Sole Paragraph - The Chairman of the Board may call the Board of Executive Officers and participate, together with other Board members, in any of its meetings.	No amendments.

Article 11) The Board will quarterly meet and, whenever necessary, in special sessions convened by the Chairman, or by half of effective Board members, making the minutes be drawn up of each meeting held.

Article 11) The Board shall meet regularly six (6) times per year, and in special sessions when the interests of the company so require, convened by its Chairman or half of the other active members, whereby the minutes should be drawn up of each meeting held.

Section VI – Board of Executive Officers	No amendments.

Article 12) The Company’s Board of Executive Officers, elected by the Board of Directors, with a term of office of one (1) year, with reelection allowed, is composed of eighty-three (83) to one hundred and eight (108) members, distributed, at the Board's discretion, as follows: i) seventeen (17) to twenty-seven (27) Executive Officers, with one (1) Chief Executive Officer and sixteen (16) to twenty-six (26) members distributed among the positions of Executive Vice-President, Managing Officer and Deputy Officer; and ii) sixty-six (66) to eighty-one (81) members, distributed among the positions of Department Officer, Officer and Regional Officer.

Article 12) The Company’s Board of Executive Officers is elected by the Board of Directors, and will be composed of eighty-three (83) to one hundred and eight (108) members, distributed, at the Board's discretion, as follows: i) seventeen (17) to twenty-seven (27) Executive Officers, with one (1) Chief Executive Officer and sixteen (16) to twenty-six (26) Officers distributed among the positions of Executive Vice-President, Managing Officer and Deputy Officer; and ii) sixty-six (66) to eighty-one (81) Officers, distributed among the positions of Department Officer, Officer and Regional Officer.

Complementary Information

Paragraph One - The Board of Directors will annually set, on the first Meeting of the Body to be held after the Annual Shareholders’ Meeting and, whenever appropriate, the number of Officers to be elected, designating them, by name, within the positions in the “caput” of this Article, subject to the provisions of Paragraph One of Article 7 and the requirements of Articles 17, 18 and 19 hereof.

Paragraph One – The Board of Directors shall establish, in the first meeting of the Body that takes place after the Annual Shareholders’ Meeting that elected them, and whenever necessary, the number of officers to be elected, designating them, by name, within the positions in the “caput” of this Article, subject to the provisions of Paragraph One of Article 7 and the requirements of Articles 17, 18 and 19 hereof.

Paragraph Two - The requirements provided for in Sections II of Articles 18 and 19 may be exceptionally waived by the Board of Directors up to the limit of one fourth (¼) of the positions of the Board of Executive Officers, except in relation to the Officers appointed to the positions of Chief Executive Officer and Vice-President.

Paragraph Two - The requirements provided for in Articles 18 and 19 may be exceptionally waived by the Board of Directors up to the limit of one fourth (¼) of the positions of the Board of Executive Officers, except in relation to the Officers appointed to the positions of Chief Executive Officer and Executive Vice-President.

Article 13) The Officers shall manage and represent the Company, having powers to bind it in any acts and agreements of its interest. The Officers may condescend and waive rights and acquire, sell and encumber assets, observing the provisions of Paragraph Four of this Article and letter “e” of Article 9 of the present Bylaws.

No amendments.

Paragraph One - Which due reservation to the exceptions expressly set forth herein, the Company will only be bound by the joint signatures of at least two (2) Officers, one of whom will be the Chief Executive Officer or Executive Vice-President.

No amendments.

Paragraph Two – The Company may also be represented by at least one (1) Officer and one (1) attorney, or by at least two (2) proxies, jointly, especially consisting of two (2) officers, as described in the previous paragraph, in which case the respective power of attorney will establish their powers, the acts they may practice and its duration.

No amendments.

Complementary Information

Paragraph Three - The Company may be also severally represented by any member of the Board of Executive Officers or by attorney with specific powers, in the following cases:	No amendments.
a) powers of attorney with "ad judicial" clause, assumption in which the power of attorney may have an indeterminate duration and be empowered;	No amendments.
b) receive judicial or extrajudicial summons or services of process;	No amendments.
c) participation in biddings;	No amendments.

d) representation in Shareholders’ Meetings or Quotaholders’ Meetings of companies or investment funds in which the Company holds interest, as well as of entities in which it is partner or affiliated company;

No amendments.
e) representation in public agencies and authorities, provided that this does not imply the assumption of responsibilities and/or liabilities by the Company;	No amendments.
f) in “legal testimonies”.	No amendments.
Included	g) before the certifying entities to obtain digital certificates.
Paragraph Four - Department Officers, Officers and Regional Officers are prohibited from practicing acts that imply the sale and encumbrance of assets and rights of the Company.	No amendments.
Article 14) In addition to the regular duties conferred upon them by law and by the present Bylaws, each member of the Board of Executive Officers will have the following responsibilities:	No amendments.
a) the Chief Executive Officer shall preside the meetings of the Board of Executive Officers, supervise and coordinate the actions of its members;

a)                 the Chief Executive Officer shall: (i) coordinate the execution of the strategic plan outlined by the Board of Directors; (ii) promote the distribution of responsibilities and of the areas the Executive Officers are responsible for; (iii) supervise and coordinate, directly, the actions of the Executive Vice Presidents and, indirectly, of the other members of the Board of Executive Officers; and (iv) preside over the meetings of the Board of Executive Officers;

Complementary Information

b) Executive Vice-Presidents shall collaborate with the Chief Executive Officer in the performance of his duties;

b) Executive Vice-Presidents shall: (i) cooperate with the CEO in the performance of his/her duties; (ii) replace, when appointed by the Board of Directors, the CEO in his absence or temporary impediment; and (iii) supervise and coordinate, directly, the actions of the Managing Officers and, indirectly, of the other members of the Board of Executive Officers, in the scope of their reporting line;

c) Managing Officers shall perform the duties assigned to them;	c) Managing Officers shall: perform the duties assigned to them, supervising and coordinating the actions of the officers that are in the scope of their reporting line;
d) Deputy Officers shall perform the duties assigned to them by the Executive Vice-Presidents and Managing Officers;	d) Deputy Officers shall: perform the duties assigned to them, supervising and coordinating the actions of the officers that are in the scope of their reporting line;
e) Department Officers shall conduct the activities of the Departments they work for and assist other members of the Board of Executive Officers;	e) Department Officers shall: conduct the activities of the Departments they work for;
f) Officers shall perform the duties assigned to them and assist the other members of the Board of Executive Officers;	f) Officers shall: perform the duties assigned to them;
g) Regional Officers shall guide and supervise the Service Branches under their jurisdiction and perform the duties assigned to them.	g) Regional Officers: guide and supervise the Service Branches under their jurisdiction and perform the duties assigned to them.

Article 15) The Board of Executive Officers will hold general meetings on a weekly basis, and special meetings whenever necessary. The decisions taken will only be valid when more than half of the effective members attend the respective meeting. The presence of the Chief Executive Officers or his substitute, who will have the casting vote in the case of a tie, is obligatory. The special meetings will be held whenever called by the Chairman of the Board, the Chief Executive Officer or by half of other Executive Officers.

No amendments.

Article 16) In the event of vacancy, absence or temporary unavailability of any Officer, including the Chief Executive Officer, it will be responsibility of the Board of Directors to appoint his substitute.

Article 16) In the event of vacancy, absence or temporary unavailability of the Chief Executive Officer, it will be responsibility of the Board of Directors to appoint his substitute.

Complementary Information

Article 17) To occupy the position of Officer, the Officer must dedicate himself full time to the service of the Company, where it is incompatible to exercise the office with the performance of other duties or professional activities, except in those cases in which the Company has an interest, at the discretion of the Board.

Article 17) To exercise the position of Officer it is necessary to dedicate themselves to the Company and observe its internal rules, where the exercise of other activities that conflict with the objectives of the Company is forbidden.

Article 18) To hold the position of Executive Officer, the candidate must also satisfy, cumulatively, the following requirements on the election date:

Article 18) To be eligible to the position of Executive Officer, the candidate must, on the date of the election, belong to the staff of employees or managers of the Company or associated companies for more than ten (10) years, uninterruptedly, observing the provisions of the Paragraph Two of Article 12 of these Bylaws.

I. be under sixty-two (62) years old;	Exclude
II. belong to the staff of employees or managers of the Company or associated companies for more than ten (10) years, with no interruptions.	Transferred to the "caput"
Sole Paragraph – The provisions of letter "I" of this Article is not applicable:	Exclude
a) to the Chief Executive Officer, whose age limit is less than sixty-seven (67) years on the election date; and	Exclude
b) to the other Executive Officers of the Company in office on the date of March 8, 2013, whose age limit is of less than sixty-five (65) years on the date of the election.	Exclude
Article 19) To hold the position of Department Officer, Officer and Regional Officer, the candidate must, on the date of the election, satisfy, cumulatively, the following requirements:

Article 19) To be eligible to the position of Department Officer, Officer and Regional Officer the candidate must, on the date of the election, belong to the staff of employees or managers of the Company or associated companies, observing the provisions of the Paragraph Two of Article 12 of these Bylaws.

I. be under sixty (60) years old;	Exclude
II. belong to the staff of employees or managers of the Company or associated companies.	Transferred to the "caput"

Sole Paragraph - The age limit provided for in letter "I" of this Article shall not apply to the Department Officers of the Company in office on the date of March 8, 2013, to whom it is still prevailing the age limit of less than sixty-two (62) years on the date of the election.

Exclude

Complementary Information

Section VII - Fiscal Council	No amendments.
Article 20) The Fiscal Council, whose operation will be permanent, will be constituted by three (3) to five (5) effective members and an equal number of alternates.	No amendments.
Section VIII - Audit Committee	No amendments.

Article 21) The Company will have an Audit Committee constituted by three (3) to five (5) members, of recognized technical competence, being one (1) Coordinator, appointed and dismissible by the Board of Directors, with a five (5) year term of office, extending up to the investiture of new members appointed.

No amendments.
Paragraph One - The members of the Audit Committee may only return to integrate the Body after, at least, three (3) years from the end of the last reappointment allowed.	No amendments.

Paragraph Two - Up to one-third (⅓) of the members of the Audit Committee may be reappointed to the body to a single consecutive term only, dispensing the interstitium provisioned in the Paragraph One.

No amendments.
Paragraph Three - In addition to those provided for by law or regulations, these are also attributions of the Audit Committee:	No amendments.
a) to recommend to the Board of Directors the company to be hired for rendering independent auditing services, its respective remuneration, as well as, its replacement;	No amendments.
b) to review financial statements including notes, management reports and independent auditors’ report, prior to their disclosure to the market;	No amendments.

c) to evaluate the effectiveness of both internal and independent audits regarding the fulfillment of legal and regulatory requirements applicable to the Company, in addition to internal regulations and codes;

No amendments.

d) to evaluate the fulfillment, by the Company’s Board of Executive Officers, of recommendations made by either internal or independent auditors, as well as recommending to the Board of Directors the resolution of eventual conflicts between external auditors and the Board of Executive Officers;

No amendments.

Complementary Information

e) to establish and announce the procedures for the acceptance and treatment of information related to noncompliance with legal and regulatory requirements applicable to the Company, in addition to regulations and internal codes, including the recommendation of specific procedures to protect the provider and the confidentiality of the information;

No amendments.
f) to recommend to the Company’s Board of Executive Officers correction or improvement in policies, practices and procedures included in its attributions;	No amendments.
g) to hold meetings, at least on a quarterly basis, with the Company’s Board of Executive Officers and internal and independent auditors;	No amendments.

h) to verify, during its meetings, the fulfillment of its recommendations and/or explanations for its questions, including the planning of respective auditing works. Minutes of all meetings shall be drawn up;

No amendments.
i) to establish operating rules for its functioning;	No amendments.
j) to meet with the Fiscal Council and the Board of Directors, upon their request to discuss policies, practices and procedures identified under the scope of their respective incumbencies.	No amendments.

Paragraph Four - The member of the Audit Committee may be removed by the Board of Directors at any time during the term of their mandate, in cases of conflict of interest, noncompliance with the obligations inherent to their position or if they have a performance below that expected by the Organization.

No amendments.
Section IX - Remuneration Committee	No amendments.

Article 22) The Company will have an organizational component referred to as Remuneration Committee, which shall act on behalf of all Institutions making up Bradesco Organization, composed of three (3) to seven (7) members, appointed and dismissible from office by the Board of Directors, with one (1) year term of office, and one of them shall be designated Coordinator.

Article 22) The Company will have an organizational component referred to as Remuneration Committee, which shall act on behalf of all Institutions making up Bradesco Organization, composed of three (3) to seven (7) members, appointed and dismissible from office by the Board of Directors, with two (2) years term of office, and one of them shall be designated Coordinator.

Complementary Information

Paragraph One - Members will be appointed among members of the Board of Directors except for one (1) member who necessarily will be non-manager.	No amendments.

Paragraph Two - The members of the Board of Directors and the non-manager member, if they are Bradesco Organization’s employees, will not be compensated for the exercise of their position as members of the Remuneration Committee. When the members are not employees, when appointed, they will have compensation set forth by the Board of Directors, according to market parameters.

No amendments.

Paragraph Three - The members of the Remuneration Committee may be re-elected and they are forbidden to remain in office during a term exceeding ten (10) years. Only after the completion of this term, this member may return to the Committee, after elapsing, at least, three (3) years.

No amendments.
Paragraph Four - The Committee shall aim at assisting the Board of Directors on the management compensation policy, pursuant to prevailing laws.	No amendments.
Section X - Ombudsman	No amendments.

Article 23) The Company will have an organizational component of Ombudsman, which will act on behalf of all Institutions of the Bradesco Organization authorized by the Brazilian Central Bank, with one (1) person responsible in the position of Ombudsperson, who will be appointed by the Board of Directors, with a term of office of one (1) year, reelection allowed.

Article 23) The Company will have an organizational component of Ombudsman, which will act on behalf of all Institutions of the Bradesco Organization authorized by the Brazilian Central Bank, with one (1) person responsible in the position of Ombudsperson, who will be appointed by the Board of Directors, with a term of office of two (2) years, reelection allowed.

Paragraph One - The Ombudsman cannot be linked to an organizational component of Bradesco Organization in a way that indicates a conflict of interest or duties, like the bargaining units of product and services, the unit responsible for risk management and executive body of the internal audit's activity.

No amendments.

Complementary Information

Paragraph Two – A manager or employee of Bradesco Organization may be appointed as Ombudsperson if he or she has:	No amendments.
a) a bachelor’s degree;	No amendments.
b) extensive knowledge of the activities developed by the institutions represented and, its products, services, processes, systems etc.;	No amendments.

c) functional capacity to assimilate the issues that are submitted to the Ombudsman, carry out administrative consultations to sectors whose activities were questioned and direct the answers for the questions presented; and

No amendments.
d) technical and administrative conditions to comply with other requirements arising from the regulations published on the activities of the Ombudsman.	No amendments.
Paragraph Three - The Ombudsman’s duty shall be the following:	No amendments.

a) to ensure the strict compliance with the legal and regulatory rules concerning consumer rights and to act as a communication channel between the Institutions under the “caput” of this Article, customers and users of products and services, including in the mediation of conflicts;

No amendments.

b) receive, register, provide guidance, analyze and give formal and appropriate treatment to complaints from customers and users of products and services of the Institutions under the “caput” of this Article which were not solved through the usual service carried out by branches or any other service stations;

No amendments.
c) provide the necessary clarifications and notify the claimants on the progress of their demands and the measures adopted;	No amendments.

d) inform the claimants of the deadline for the final answer, which may not exceed ten (10) business days and may be extended, exceptionally and in a justified manner, only once for an equal period, with the number of extensions limited to ten percent (10%) of the total number of demands on the month, and the complainant should be informed of the reasons for the extension;

No amendments.

Complementary Information

e) forward a conclusive answer to the demand of the claimants until the period stated in letter "d";	No amendments.
f) propose to the Board of Directors remedial or improvement measures for procedures and routines based on the analysis of the complaints received;	No amendments.

g) every six months, prepare and submit to the Board of Directors, the Audit Committee and the Internal Audit a quantitative and qualitative report on the Ombudsman's operation, including the proposals mentioned in letter "f", when existing, and keeping them informed of the result of the measures adopted by the institution's management to address them.

No amendments.

Paragraph Four - In its absence or temporary disability, the Ombudsperson will be replaced by an official member of the Ombudsman, who meets the requirements of Paragraph Two of this Article. In case of vacancy, the Board will appoint a replacement for the remaining term of office who will complete the term of office of the person replaced.

No amendments.

Paragraph Five - The Ombudsman may be dismissed by the Board of Directors at any time during its term of office in cases of noncompliance with the obligations of its office or if it presents a performance below that expected by the Organization.

No amendments.
Paragraph Six - The Company:	No amendments.
a) will maintain adequate conditions for the functioning of the Ombudsman, as well as for its actions to be based on transparency, independence, impartiality and exemption;	No amendments.

b) will ensure the Ombudsman's access to the information necessary to prepare the appropriate response to the complaints received, with full administrative support, and may request information and documents for the exercise of its activities.

No amendments.

Complementary Information

Section XI – Shareholders’ Meetings	No amendments.
Article 24) The Annual and Extraordinary Shareholders’ Meetings will be:	No amendments.
a) called by sending to the shareholders a minimum thirty (30)-day notice;	No amendments.
b) presided by the Chairman of the Board, or, in his absence, by his statutory substitute, who will invite one or more shareholders to act as Secretaries.	b) conducted by the Chairman of the Board, or by his statutory substitute or even by a person nominated by the current Chairman, who will invite one or more shareholders to act as Secretaries.
Section XII - Fiscal Year and Income Distribution	No amendments.
Article 25) The fiscal year coincides with the civil year, ending on December 31.	No amendments.

Article 26) Balance sheets will be prepared at the end of each semester, on June 30 and December 31 of every year. The Board of Executive Officers, subject to the approval of the Board of Directors, may determine the preparation of other balance sheets for shorter periods of time, including monthly balance sheets.

No amendments.
Article 27) The Net Income, as defined in Article 191 of the Law No. 6,404/76, accounted at every six-month or in the annual balance sheet will be allocated in the following order:	No amendments.
I. constitution of the Legal Reserve;	No amendments.

II. constitution of the Reserves set forth in Articles 195 and 197 of the aforementioned Law No. 6,404/76, subject to a proposal of the Board of Executive Officers, approved by the Board of Directors and resolved by the Shareholders’ Meeting;

No amendments.

III. payment of dividends, proposed by the Board of Executive Officers and approved by the Board of Directors, which, added to interim dividends and/or interest on own capital referred to in Paragraphs One and Two of this Article, given that they are declared, guarantee to the shareholders, at every fiscal year, as amendatory minimum dividend, thirty percent (30%) of the respective net income, adjusted by the decrease or increase of the amounts specified in items I, II and III of Article 202 of the Law No. 6,404/76.

III. payment of dividends, proposed by the Board of Executive Officers and approved by the Board of Directors, which, added to interim dividends and/or interest on own capital referred to in Paragraphs One and Two of this Article, given that they are declared, guarantee to the shareholders, at every fiscal year, as amendatory minimum dividend, thirty percent (30%) of the respective net income, adjusted by the decrease or increase of the amounts specified in items I, II and III of the “caput” of Article 202 of the Law No. 6,404/76.

Complementary Information

Paragraph One - The Board of Executive Officers, subject to the approval of the Board of Directors, is authorized to declare and pay interim dividends, especially semiannual and monthly dividends, resulting from Retained Earnings or existing Profits Reserves.

No amendments.

Paragraph Two - The Board of Executive Officers may, also, subject to the approval of the Board, authorize the distribution of profits to shareholders as interest on own capital, pursuant to specific legislation, in total or partial substitution of interim dividends, whose declaration is permitted by the foregoing paragraph or, further, in addition thereto.

No amendments.

Paragraph Three - Any interest eventually paid to the shareholders will be imputed, net of withholding income tax, to the mandatory minimum dividend amount for that fiscal year (30%), in accordance to Section III of the head of this Article.

No amendments.

Article 28) The Net Income balance, recorded after the aforementioned distributions, will have the destination proposed by the Board of Executive Officers, approved by the Board of Directors and resolved by the Shareholders’ Meeting, and may be fully allocated to Statutory Profit Reserves one hundred percent (100%), in order to maintain an operating margin that is compatible with the development of the Company’s active operations, up to the limit of ninety-five percent (95%) of the Company’s paid-in capital share amount.

No amendments.

Sole Paragraph - In the event that the proposal of the Board of Executive Officers regarding the allocation of Net Income for that fiscal year contains a provision for the distribution of dividends and/or payment of interest in shareholders ‘equity in an amount in excess of the mandatory dividend established in Article 27, Section III, and/or retention of profits pursuant to Article 196 of the Law No. 6,404/76, the Net Income balance for the purpose of constituting the reserve mentioned in this Article will be determined after the full deduction of such allocations.

No amendments.

Complementary Information

Attachment 9-1-II regarding the net income allocation of the year

Attachment 9-1-II of the CVM Instruction No. 481, of December 17, 2009, regarding the net income allocation of the year

1.      Inform the annual net income

The net income for 2017 was R$14,657,755,123.30

2.      State the total amount and the amount per share of dividends, including interim dividends and interest on own equity already declared

Description	Value (R$)	Amount per common share (R$)		Amount per preferred share (R$)
		Gross	Net of Withholding Income Tax	Gross	Net of Withholding Income Tax
Interest on Shareholders’ Equity paid from February/2017 to January/2018	1,282,344,268.60	0.206997912	0.175948225	0.227697708	0.193543052
Interim Interest on Shareholders’ Equity of the first half declared on June 30, 2017, paid on July 17, 2017	1,102,000,000.00	0.172493781	0.146619714	0.189743160	0.161281686
Complementary Interest on Shareholders’ Equity declared on December 22, 2017, to be paid on March 8, 2018	4,820,000,000.00	0.754464633	0.641294938	0.829911096	0.705424432
Overall Number of Dividends and Interest on Shareholders’ Equity related to the year 2017	7,204,344,268.60	1.133956326	0.963862877	1.247351964	1.060249170

3.      State the percentage of net income distributed for the year

Description	Value (R$)	Percentage
Net Income for the Year 2017	14,657,755,123.30
Legal Reserve	732,887,756.17
Basis of Calculation of Dividends / Interest on Shareholders’ Equity	13,924,867,367.13
Interest on Shareholders’ Equity Paid	2,384,344,268.60
Interest on Shareholders’ Equity to be Paid	4,820,000,000.00
Total Gross Interest on Shareholders’ Equity	7,204,344,268.60
Withholding Income Tax on Interest on Shareholders’ Equity (*)	1,080,651,640.29
Total Net Amount of Interest on Shareholders’ Equity	6,123,692,628.31	43.98%

(*) Withholding Income Tax does not consider exempt / immune shareholders

4.      Inform the overall amount and the amount per share of dividends distributed based on income of previous years

Complementary Information

The distribution of dividends based on the income of previous years was not proposed.

5.      Inform, deducting the dividends already paid and interest on own equity already declared:

a.         The gross amount of dividends and interest on capital, separately, per share of each type and class

Not applicable, given that no new dividends or interest on own equity will be declared.

b.        The method and term of payment of dividends and interest on own equity

Not applicable, given that no new dividends or interest on own equity will be declared.

c.         Any restatement and interest on dividends and interest on own equity

Not applicable, given that no new dividends or interest on own equity will be declared.

d.        Date of the statement of the payment of dividends and interest on own equity considered for the identification of shareholders entitled to receive them

Not applicable, given that no new dividends or interest on own equity will be declared.

6.      If there has been a statement of dividends or interest on own equity based on the net income recorded in the semiannual balance sheets or shorter periods

a.         State the amount of dividends or interest on own equity already declared

1.        R$1,282,344,268.60, regarding the monthly Interest on Shareholders’ Equity, paid on the dates contained in the table of item b.1 below;

2.        R$1,102,000,000.00, regarding the Interim Interest on Shareholders’ Equity, declared on June 30, 2017 and paid on July 17, 2017;

3.        R$4,820,000,000.00, concerning the Complementary Interest on Shareholders’ Equity declared on December 22, 2017, to be paid on March 8, 2018.

b.        State the date of the respective payments

1.        See the following table with payments of gross monthly interest on Shareholders’ Equity, at the amount of R$1,282,344,268.60:

Complementary Information

Payment date	Reference Month	Amount per share (R$)
		Common		Preferred
		Gross	Net	Gross	Net
February 1, 2017	January	0.017249826	0.014662352	0.018974809	0.016128588
March 1, 2017	February
April 3,2017	March
May 2, 2017	April
June 1, 2017	May
July 3, 2017	June
August 1, 2017	July
September 1, 2017	August
October 2, 2017	September
November 1, 2017	October
December 1, 2017	November
January 2, 2018	December

2.      the value referring to Interim Interest on Shareholders’ Equity, in the amount of R$1,102,000,000.00, was paid on July 17, 2017;

3.      the amount concerning the Complementary Interest on Shareholders’ Equity, totaling R$4,820,000,000.00, will be paid on March 8, 2018.

7.      Provide a comparative table indicating the following amounts per each type and class of share:

a.      Net income for the year and of the three (3) previous years

Year	Amount in R$
2017	2.41
2016	2.48
2015	2.82
2014	2.48

Note: book net income per share from 2014 to 2016 was adjusted by the bonus stock process that occurred in March 2017 to allow comparability.

b.      Dividends and interest on shareholders’ equity distributed in the three (3) previous years

Complementary Information

Year 2016	Per share (gross) - (R$)		Amount (R$) paid Gross	Withholding Income Tax (R$) (15%)	Amount (R$) paid Net
	Common	Preferred
Monthly Interest on Shareholders’ Equity (paid from February/2016 to January/2017)	0.206998	0.227698	1,165,781,491.26	174,867,223.69	990,914,267.57
Intermediary Interest on Shareholders’ Equity of the first half (paid on July 18, 2016)	0.172525	0.189777	1,002,000,000.00	150,300,000.00	851,700,000.00
Extraordinary Interest on Shareholders’ Equity (paid on March 8, 2017)	0.571124	0.628236	3,317,000,000.00	497,550,000.00	2,819,450,000.00
Complementary Interest on Shareholders’ Equity (paid on March 8, 2017)	0.256721	0.282394	1,491,000,000.00	223,650,000.00	1,267,350,000.00
Total accrued on December 31, 2016	1.207368	1.328105	6,975,781,491.26	1,046,367,223.69	5,929,414,267.57

Year 2015	Per share (gross) - (R$)		Amount (R$) paid Gross	Withholding Income Tax (R$) (15%)	Amount (R$) paid Net
	Common	Preferred
Monthly Interest on Shareholders’ Equity (paid from February/2015 to January/2016)	0.211702	0.232873	1,068,763,689.47	160,314,553.42	908,449,136.05
Interim Interest on Shareholders’ Equity of the first half (paid on July 17, 2015)	0.172629	0.189892	912,000,000.00	-	912,000,000.00
Complementary Interest on Shareholders’ Equity (paid on March 1, 2016)	0.767707	0.844477	4,054,200,000.00	608,130,000.00	3,446,070,000.00
Total accrued on December 31, 2015	1.152038	1.267242	6,034,963,689.47	768,444,553.42	5,266,519,136.05

Year 2014	Per share (gross) - (R$)		Amount (R$) paid Gross	Withholding Income Tax (R$) (15%)	Amount (R$) paid Net
	Common	Preferred
Monthly Interest on Shareholders’ Equity (paid from February/2014 to January/2015)	0.225816	0.248397	994,707,605.25	149,206,140.79	845,501,464.46
Interim Dividends of the first half (paid on July 18, 2014)	0.188201	0.207021	829,000,000.00	-	829,000,000.00
Complementary Interest on Shareholders’ Equity (paid on March 6, 2015)	0.590326	0.649358	2,600,300,000.00	390,045,000.00	2,210,255,000.00
Complementary Dividends (paid on March 6, 2015)	0.143154	0.157469	630,572,371.85	-	630,572,371.85
Total accrued on December 31, 2014	1.147497	1.262247	5,054,579,977.10	539,251,140.79	4,515,328,836.31

8.      In case of allocation of profits to the legal reserve

  Identify the amount allocated to the legal reserve

Complementary Information

The amount allocated to the legal reserve was R$732,887,756.17

  Explain in detail the manner of calculation of the legal reserve

The allocation of a portion of net income to legal reserve is established in Article 193 of Law No. 6,404/76 and has the purpose of ensuring the integrity of the capital stock.

Five percent (5%) of the net income of the year 2017, in the amount of R$14,657,755,123.30, was allocated to the legal reserve.

On December 31, 2017, the amount of the legal reserve was R$7,540,015,093.05, which was equivalent to approximately 12.76% of the Company’s paid up capital on the same date.

9.      If the company owns preferred shares entitled to fixed or minimum dividends

  Describe the method for calculation of fixed or minimum dividends

The Company has no preferred shares entitled to fixed or minimum dividends.

  Inform on whether the income for the year is sufficient for full payment of fixed or minimum dividends

The Company has no preferred shares entitled to fixed or minimum dividends.

  Identify whether any unpaid installment is cumulative

The Company has no preferred shares entitled to fixed or minimum dividends.

  Identify the total amount of fixed or minimum dividends to be paid to each class of preferred shares

The Company has no preferred shares entitled to fixed or minimum dividends.

  Identify the total amount of fixed or minimum dividends to be paid to each class of preferred shares

The Company has no preferred shares entitled to fixed or minimum dividends.

10.  In relation to the mandatory dividend

  Describe the method of calculation provided in the Bylaws

The method of calculation is provided in the Articles 26 and 27 of the Bylaws, transcribed as follows:

“Article 26) Balance sheets will be prepared at the end of each semester, on June 30 and December 31 of every year. The Board of Executive Officers, subject to the approval of the Board of Directors, may determine the preparation of balance sheets for shorter periods of time, including monthly balance sheets.

Complementary Information

Article 27)   The Net Income, as defined in Article 191 of the Law No. 6,404/76, accounted at every six-month or in the annual balance sheet will be allocated in the following order:

I.                    constitution of the Legal Reserve;

II.                  constitution of the Reserves set forth in Articles 195 and 197 of the aforementioned Law No. 6,404/76, subject to a proposal of the Board of Executive Officers, approved by the Board of Directors and resolved by the Shareholders’ Meeting;

III.                payment of dividends, proposed by the Board of Executive Officers and approved by the Board of Directors, which, added to interim dividends and/or interest on shareholders’ equity referred to in Paragraphs One and Two of this Article, given that they are declared, guarantee to the shareholders, at every fiscal year, as a mandatory minimum dividend, thirty percent (30%) of the respective net income, adjusted by the decrease or increase of the amounts specified in items I, II and III of Article 202 of mentioned Law No. 6,404/76.

Paragraph One - The Board of Executive Officers, subject to the approval of the Board of Directors, is authorized to declare and pay interim dividends, especially semiannual and monthly dividends, resulting from Retained Earnings or existing Profits Reserves.

Paragraph Two - The Board of Executive Officers may, also, subject to the approval of the Board, authorize the distribution of profits to shareholders as interest on own capital, pursuant to specific legislation, in total or partial substitution of interim dividends, whose declaration is permitted by the foregoing paragraph or, further, in addition thereto.

Paragraph Three - Any interest eventually paid to the shareholders will be imputed, net of withholding income tax, to the mandatory minimum dividend amount for that fiscal year (30%), in accordance to Section III of the “caput” of this Article.”

  Inform whether it is being fully paid

The mandatory dividend is being fully paid.

  Inform the amount eventually withheld

The Company has no dividends withheld.

11.  If there is retention of mandatory dividend due to the company’s financial situation

  Inform the amount withheld

The Company has no dividends withheld.

  Describe, in detail, the financial situation of the company, including aspects related to the analysis of liquidity, working capital and positive cash flows

Complementary Information

The Company has no dividends withheld.

  Justify the withholding of dividends

The Company has no dividends withheld.

12.  If there is allocation of income to the reserve for contingencies

  Identify the amount allocated to the reserve

There is no proposal for the allocation of the net income to the reserve of contingencies.

  Identify the loss considered probable and its cause

There is no proposal for the allocation of the net income to the reserve of contingencies.

  Explain why the loss was considered probable

There is no proposal for the allocation of the net income to the reserve of contingencies.

  Justify the reserve

There is no proposal for the allocation of the net income to the reserve of contingencies.

13.   If there was the allocation of profits to the reserve of profits to be realized

  Inform the amount allocated to the reserve of profits to be realized

There is no proposal for the allocation of net income to the reserve of profits to be realized.

  Inform the nature of unrealized profits that originated the reserve

There is no proposal for the allocation of net income to the reserve of profits to be realized.

14.   If there was the allocation of profits to the statutory reserves

  Describe the statutory clauses that establish the reserve

Pursuant to the legislation, the Article 28 of the Bylaws establishes that the net income balance, determined after all statutory allocations, shall have the allocation proposed by the Board of Executive Officers, approved by the Board of Directors, and resolved on at Shareholders’ Meeting, one hundred percent (100%) may be allocated to the Profits Reserve – Statutory, aiming to maintain the operating margin compatible with the development of the Company’s operations, up to the limit of ninety-five percent (95%) of the amount of the paid up capital stock.

Complementary Information

In the event that the proposal of the Board of Executive Officers regarding the allocation of Net Income for that fiscal year contains a provision for the distribution of dividends and/or payment of interest on shareholders’ equity in an amount in excess of the mandatory dividend established in Article 27, Section III, of the Bylaws, and/or retention of profits pursuant to Article 196 of the Law No. 6,404/76 (with amendments of the Law No. 10,303/01), the Net Income balance for the purpose of constituting the reserve will be determined after the full deduction of such allocations.

  Identify the amount allocated to the reserve

The amount allocated to the reserve is R$6,720,523,098.53

  Describe how the amount was calculated

The amount of R$6,720,523,098.53 is the result of the Net Income for the Year, deducted from the Legal Reserve and of Interest on Shareholders’ Equity paid and payable to the shareholders, as stated below:

Description	Value (R$)
Net Income for the Year 2017	14,657,755,123.30
Legal Reserve	732,887,756.17
Interest on Shareholders’ Equity paid	2,384,344,268.60
Interest on Shareholders’ Equity to be paid	4,820,000,000.00
Amount Allocated to the Statutory Reserves	6,720,523,098.53

15.   If there was the retention of profits provided for in the capital budget

  Identify the amount withheld

There is no proposal for the retention of profits provided in the capital budget.

  Provide a copy of the capital budget

There is no proposal for the retention of profits provided in the capital budget.

16.   If there was the allocation of profits for tax incentives

  State the amount allocated to the reserve

There is no proposal for the allocation of net income for the tax incentive reserve.

  Explain the nature of the allocation

There is no proposal for the allocation of net income for the tax incentive reserve.

Complementary Information

Résumés of the candidates appointed by the controlling shareholders to compose the Board of Directors

Résumés of the candidates appointed by the controlling shareholders to compose the Board of Directors, in compliance with Items 12.5 to 12.10 of Attachment 24 of CVM Instruction No. 480, of December 7, 2009, pursuant to the provisions of Attachment A of CVM Instruction No. 552, of October 9, 2014

Name		LUIZ CARLOS TRABUCO CAPPI	CARLOS ALBERTO RODRIGUES GUILHERME
Date of Birth		October 6, 1951	December 21, 1943
Occupation		Bank Employee
Individual Taxpayer's ID (CPF)		250.319.028-68	021.698.868-34
Elected office held		Chairman of the Board of Directors and Chief Executive Officer	Vice Chairman of the Board of Directors
Election Date		March 12, 2018
Investiture Date		In recent years, the investiture took place around 45 days after the election (the investiture takes place only after the approval by the Central Bank of Brazil).
Term of office

If the proposal for the statutory amendment is approved, the new term of office of the Board shall be of two (2) years, extending up to the investiture of the new members of the Board who will be elected in the Annual Shareholders’ Meeting to be held in the year 2020.

Elected by the controlling shareholder		Yes
Independent member		No
Number of consecutive terms of office		Board of Directors: 8 and Board of Executive Officers: 19	8
No. of meetings of the BD	From the investiture until December 31, 2017	158
% of attendance in the BD's meetings		89%	92%
Other positions or duties with the Issuer		See information below
Remuneration Committee (Statutory body)	Position	Member, with the position of Coordinator	Member
Appointment date		March 12, 2018 (estimated)
Investiture Date		March 13, 2018 (estimated)
Term of office		Up until the first Meeting of the Board of Directors to be held after the 2010 Annual Shareholders' Meeting.
No. of consecutive terms of office		8	6
No. of meetings	Year 2017
% of attendance in the meetings
Risks Committee (Non-statutory Body)	Position	-.-	Member
Appointment date			August 21, 2017
Investiture Date			None
Term of office			Undetermined
No. of consecutive terms of office			0
No. of meetings	Year 2017		6
% of attendance in the meetings			83%
Name		DENISE AGUIAR ALVAREZ	JOÃO AGUIAR ALVAREZ
Date of Birth		January 24, 1958	August 11, 1960
Occupation		Educator	Agronomist
Individual Taxpayer's ID (CPF)		032.376.698-65	029.533.938-11
Elected office held		Member of the Board of Directors
Election Date		March 12, 2018
Investiture Date		In recent years, the investiture took place around 45 days after the election (the investiture takes place only after the approval by the Central Bank of Brazil).
Term of office

If the proposal for the statutory amendment is approved, the new term of office of the Board shall be of two (2) years, extending up to the investiture of the new members of the Board who will be elected in the Annual Shareholders’ Meeting to be held in the year 2020.

Elected by the controlling shareholder		Yes
Independent member		No
Number of consecutive terms of office		27
No. of meetings of the BD	From the investiture until December 31, 2017	158
% of attendance in the BD's meetings		78%	85%
Other positions or duties with the Issuer		None

Complementary Information

Name		MILTON MATSUMOTO
Date of Birth		April 24, 1945
Occupation		Bank Employee
Individual Taxpayer's ID (CPF)		081.225.550-04
Elected office held		Member of the Board of Directors
Election Date		March 12, 2018
Investiture Date		In recent years, the investiture took place around 45 days after the election (the investiture takes place only after the approval by the Central Bank of Brazil).
Term of office

If the proposal for the statutory amendment is approved, the new term of office of the Board shall be of two (2) years, extending up to the investiture of the new members of the Board who will be elected in the Annual Shareholders’ Meeting to be held in the year 2020.

Elected by the controlling shareholder		Yes
Independent member		No
Number of consecutive terms of office		6
No. of meetings of the BD	From the investiture until December 31, 2017	158
% of attendance in the BD's meetings		90%
Other positions or duties with the Issuer		See information below

Complementary Information

Name			MILTON MATSUMOTO
Remuneration Committee (Statutory body)	Position		Member
	Appointment date		March 12, 2018 (estimated)
	Investiture Date		March 13, 2018 (estimated)
	Term of office		Up until the first Meeting of the Board of Directors to be held after the 2019 Annual Shareholders' Meeting.
	No. of consecutive terms of office		6
	No. of meetings	Year 2017
% of attendance in the meetings
Audit Committee (Statutory body)	Position		Member
	Appointment date		March 12, 2018 (estimated)
	Investiture Date		In recent years, the investiture took place around 60 days after the appointment (the investiture takes place only after the approval by the Central Bank of Brazil).
	Term of office		April 27, 2020
	No. of consecutive terms of office		2
	No. of meetings	Year 2017	- Managing Areas 274 - Internal areas of work of Coaud 8 ____ - Total 282
	% of attendance in the meetings		91%
Risks Committee (Non-statutory Body)	Position		-.-
Appointment date
Investiture Date
Term of office
No. of consecutive terms of office
	No. of meetings	Year 2017
% of attendance in the meetings

Complementary Information

Name		DOMINGOS FIGUEIREDO DE ABREU	ALEXANDRE DA SILVA GLÜHER
Date of Birth		January 8, 1959	August 14, 1960
Occupation		Bank Employee
Individual Taxpayer's ID (CPF)		942.909.898-53	282.548.640-04
Elected office held		Executive Vice-President
Election Date		March 12, 2018
Investiture Date		In recent years, the investiture took place around 45 days after the election (the investiture takes place only after the approval by the Central Bank of Brazil).
Term of office

If the proposal for the statutory amendment is approved, the new term of office of the Board shall be of two (2) years, extending up to the investiture of the new members of the Board who will be elected in the Annual Shareholders’ Meeting to be held in the year 2020.

Elected by the controlling shareholder		Yes
Independent member		No
Number of consecutive terms of office		Board of Directors: 0 and Board of Executive Officers: 16
No. of meetings of the BD	From the investiture until December 31, 2017	-.-
% of attendance in the BD's meetings
Other positions or duties with the Issuer		See information below
Integrated Risk Management and Capital Allocation Committee (Non-statutory body)	Position	Member	Member, with the position of Coordinator
Appointment date		March 24, 2008	December 17, 2010
Investiture Date		None
Term of office		Undetermined
No. of consecutive terms of office		9	6
No. of meetings	Year 2017	20
% of attendance in the meetings		95%	85%

Complementary Information

Name		JOSUÉ AUGUSTO PANCINI	MAURÍCIO MACHADO DE MINAS
Date of Birth		April 14, 1960	July 7, 1959
Occupation		Bank Employee
Individual Taxpayer's ID (CPF)		966.136.968-20	044.470.098-62
Elected office held		Executive Vice-President
Election Date		March 12, 2018
Investiture Date		In recent years, the investiture took place around 45 days after the election (the investiture takes place only after the approval by the Central Bank of Brazil).
Term of office

If the proposal for the statutory amendment is approved, the new term of office of the Board shall be of two (2) years, extending up to the investiture of the new members of the Board who will be elected in the Annual Shareholders’ Meeting to be held in the year 2020.

Elected by the controlling shareholder		Yes
Independent member		No
Number of consecutive terms of office		Board of Directors: 0 and Board of Executive Officers: 20	Board of Directors: 0 and Board of Executive Officers: 8
No. of meetings of the BD	From the investiture until December 31, 2017	-.-
% of attendance in the BD's meetings
Other positions or duties with the Issuer		See information below
Integrated Risk Management and Capital Allocation Committee (Non-statutory body)	Position	Member
Appointment date		February 17, 2014
Investiture Date		None
Term of office		Undetermined
No. of consecutive terms of office		3
No. of meetings	Year 2017	20
% of attendance in the meetings		80%	60%

Complementary Information

Résumés of the candidates appointed by the controlling shareholders to compose the Fiscal Council

Résumés of the candidates appointed by the controlling shareholders to compose the Fiscal Council, in compliance with Items 12.5 to 12.10 of Attachment 24 of CVM Instruction No. 480, of December 7, 2009, pursuant to the provisions of Attachment A of CVM Instruction No. 552, of October 9, 2014

Name		ARIOVALDO PEREIRA	DOMINGOS APARECIDO MAIA
Date of Birth		July 16, 1952	March 31, 1952
Occupation		Accountant
Individual Taxpayer's ID (CPF)		437.244.508-34	714.810.018-68
Elected office held		Effective Member of the Fiscal Council
Election Date		March 12, 2018
Investiture Date		In recent years, the investiture took place around 45 days after the election (the investiture takes place only after the approval by the Central Bank of Brazil).
Term of office		Of one (1) year, up until the Annual Shareholders' Meeting to be held in 2019.
Elected by the controlling shareholder		Yes
Independent member

Yes, he is an independent member of the Fiscal Council, elected by the Shareholders, whose role, under the current legislation, is to oversee the actions of the management and verify the compliance with their legal and statutory duties.

Number of consecutive terms of office		1	12
Number of meetings of the FC	From the investiture until December 31, 2017	62
% of attendance in the FC's meetings		98%	100%
Other positions or duties with the Issuer		None

Name		JOSÉ MARIA SOARES NUNES	JORGE TADEU PINTO DE FIGUEIREDO
Date of Birth		April 11, 1958	November 22, 1952
Occupation		Accountant	Lawyer
Individual Taxpayer's ID (CPF)		001.666.878-20	399.738.328-68
Elected office held		Effective Member of the Fiscal Council	Alternate Member of the Fiscal Council
Election Date		March 12, 2018
Investiture Date		In recent years, the investiture took place around 45 days after the election (the investiture takes place only after the approval by the Central Bank of Brazil).
Term of office		Of one (1) year, up until the Annual Shareholders' Meeting to be held in 2019.
Elected by the controlling shareholder		Yes
Independent member

Yes, he is an independent member of the Fiscal Council, elected by the Shareholders, whose role, under the current legislation, is to oversee the actions of the management and verify the compliance with their legal and statutory duties.

Number of consecutive terms of office		3	8
Number of meetings of the FC	From the investiture until December 31, 2017	62
% of attendance in the FC's meetings		98%	0%
Other positions or duties with the Issuer		None

Complementary Information

Name		NILSON PINHAL	RENAUD ROBERTO TEIXEIRA
Date of Birth		January 21, 1948	April 25, 1943
Occupation		Business Manager	Businessman
Individual Taxpayer's ID (CPF)		221.317.958-15	057.180.078-53
Elected office held		Alternate Member of the Fiscal Council
Election Date		March 12, 2018
Investiture Date		In recent years, the investiture took place around 45 days after the election (the investiture takes place only after the approval by the Central Bank of Brazil).
Term of office		Of one (1) year, up until the Annual Shareholders' Meeting to be held in 2019.
Elected by the controlling shareholder		Yes
Independent member

Yes, he is an independent member of the Fiscal Council, elected by the Shareholders, whose role, under the current legislation, is to oversee the actions of the management and verify the compliance with their legal and statutory duties.

Number of consecutive terms of office		3	12
Number of meetings of the FC	From the investiture until December 31, 2017	62
% of attendance in the FC's meetings		0%
Other positions or duties with the Issuer		None

Complementary Information

Résumés of the candidates appointed by preferred shareholders for the Fiscal Council

Name		WALTER LUIS BERNARDES ALBERTONI	REGINALDO FERREIRA ALEXANDRE
Date of Birth		September 29, 1968	March 7, 1959
Occupation		Lawyer	Economist
Individual Taxpayer's ID (CPF)		147.427.468-48	003.662.408-03
Elected office held		Effective Member of the Fiscal Council	Alternate Member of the Fiscal Council
Election Date		March 12, 2018 (estimated)
Investiture Date		In recent years, the investiture took place around 45 days after the election (the investiture takes place only after the approval by the Central Bank of Brazil).
Term of office		Of one (1) year, up until the Annual Shareholders' Meeting to be held in 2019.
Elected by the controlling shareholder		No
Independent member

Yes, he is an independent member of the Fiscal Council, elected by the Shareholders, whose role, under the current legislation, is to oversee the actions of the management and verify the compliance with their legal and statutory duties.

Number of consecutive terms of office		0
Number of meetings of the FC	From the investiture until December 31, 2017	62
% of attendance in the FC's meetings		85%	0%
Other positions or duties with the Issuer		None

Luiz Alberto de Castro Falleiros

Personal Details

Address: Rua José de Oliveira Lamberti, nº 103, Sorocaba – SP

Phone:   (55) 15 3233-7156

                (55) 15 3222-1763

Mobile: (55) 15 9104-3232
E-mail:    lacfalleiros@uol.com.br

Educational Background

•       Post-graduation Course – Controladoria e Finanças, FACAMP, conclued in 2004

•       B.S in Economics, UNICAMP, concluded in 1978

Eduardo Georges Chehab

Personal Details

Address: Rua Adib Auada, nº 111, casa 50, Cotia – SP

Phone:   (55) 11 4612-5052

Mobile: (55) 11 99876-7790
E-mail:    Eduardo.chehab@uol.com.br

Educational Background

•       Executive MBA – Finances – INSPER (Ex-IBMEC-SP), conclued in 2005

•       Post-graduation Course – business administration, FGV-SP, conclued in 1987

•       B.S in Civil Engineering, USP, concluded in 1978

Name		LUIZ CARLOS DE FREITAS	JOÃO SABINO
Date of Birth		September 2, 1952	January 19, 1956
Occupation		Accountant	Lawyer
Individual Taxpayer's ID (CPF)		659.575.638-20	989.560.358-49
Elected office held		Effective Member of the Fiscal Council	Alternate Member of the Fiscal Council
Election Date		March 12, 2018 (estimated)
Investiture Date		In recent years, the investiture took place around 45 days after the election (the investiture takes place only after the approval by the Central Bank of Brazil).
Term of office		Of one (1) year, up until the Annual Shareholders' Meeting to be held in 2019.
Elected by the controlling shareholder		He was n ot a member in the last year.	No
Independent member

Yes, he is an independent member of the Fiscal Council, elected by the Shareholders, whose role, under the current legislation, is to oversee the actions of the management and verify the compliance with their legal and statutory duties.

Number of consecutive terms of office			0
Number of meetings of the FC	From the investiture until December 31, 2017		61
% of attendance in the FC's meetings			0%
Other positions or duties with the Issuer

Complementary Information

Résumés of the candidates appointed by non-controlling common shareholders for the Fiscal Council

Name		JOÃO CARLOS DE OLIVEIRA	JOSÉ LUIZ RODRIGUES BUENO
Date of Birth		June 28, 1952	June 7, 1953
Occupation		Business Advisor	Investor
Individual Taxpayer's ID (CPF)		171.602.609-10	586.673.188-68
Elected office held		Effective Member of the Fiscal Council	Alternate Member of the Fiscal Council
Election Date		March 12, 2018 (estimated)
Investiture Date		In recent years, the investiture took place around 45 days after the election (the investiture takes place only after the approval by the Central Bank of Brazil).
Term of office		Of one (1) year, up until the Annual Shareholders' Meeting to be held in 2019.
Elected by the controlling shareholder		No	He was not a member in the last year.
Independent member

Yes, he is an independent member of the Fiscal Council, elected by the Shareholders, whose role, under the current legislation, is to oversee the actions of the management and verify the compliance with their legal and statutory duties.

Number of consecutive terms of office		4
Number of meetings of the FC	From the investiture until December 31, 2017	61
% of attendance in the FC's meetings		98%
Other positions or duties with the Issuer

Complementary Information

12.5. “m” - Information about:

i. Main professional experiences over the last 5 years, indicating: company name and business sector; position; if the company is part of (i) the issuer's economic group, or (ii) is controlled by the issuer's shareholder that has a direct or indirect interest equal to or greater than 5% of the same class or type of securities of the issuer.

ii. all management positions they hold in other companies or third sector organizations.

✓ Members appointed by the controlling shareholders to the Board of Directors:

LUIZ CARLOS TRABUCO CAPPI
Issuer

Banco Bradesco S.A. Business sector: Banks. Position: Chairman of the Board of Directors (Executive Board Member) and Chief Executive Officer. From March 10, 2009 to March 3, 2014, he occupied the position of Member of the Board of Directors (Executive Board Member), concurrently with the position of Chief Executive Officer.

Companies part of the issuer’s economic group

Vice Chairman of the Board of Directors and Chief Executive Officer

NCF Participações S.A.

Vice Chairman of the Board of Directors and Vice-Chief Executive Officer

BBD Participações S.A.

Cidade de Deus - Companhia Comercial de Participações

Vice-Chief Executive Officer:

Nova Cidade de Deus Participações S.A.

Vice Chairman of the Managing Board and Vice-Chief Executive Officer:

Fundação Bradesco

Bradesco Leasing S.A. - Arrendamento Mercantil. Business sector: Leasing. Position: Chairman of the Board of Directors (Executive Board Member) and Chief Executive Officer. From April 30, 2009 to April 29, 2014, he occupied the position of Member of the Board of Directors (Executive Board Member), concurrently with the position of Chief Executive Officer.

Chairman of the Board of Directors:

Banco Bradesco Europa S.A.(1)

Bradesco Saúde S.A.

BSP Empreendimentos Imobiliários S.A.

Chief Executive Officer:

Banco Alvorada S.A.(2)

Banco Boavista Interatlântico S.A.(2)

Banco Bradescard S.A.(2)

Banco Bradesco BBI S.A.

Banco Bradesco Cartões S.A.(2)

Banco Bradesco Financiamentos S.A.(2)

Banco Losango S.A. - Banco Múltiplo(2)

BEM - Distribuidora de Títulos e Valores Mobiliários Ltda.(2)

Bradescard Elo Participações S.A.(2)

Bradesco Administradora de Consórcios Ltda.

Bradesplan Participações Ltda.(1)

Bram - Bradesco Asset Management S.A. Distribuidora de Títulos e Valores Mobiliários(2)

 (1)Held the position until March 2017.

 (2)Held the position until April 2017.

Companies part of the issuer’s economic group

Chief Executive Officer:

Kirton Bank S.A. - Banco Múltiplo(2)

Tempo Serviços Ltda.(1)

União Participações Ltda.(1)

Vice-Chief Executive Officer:

Banco Bradesco BERJ S.A.(2)

Officer:

Companhia Securitizadora de Créditos Financeiros Rubi(2)

Manager:

Bradport - S.G.P.S. Sociedade Unipessoal, Lda.(1)

Companies with shared control	Vice Chairman of the Board of Directors: Elo Participações S.A.
Other companies or third sector organizations

Bradespar S.A. Business sector: Comp. Adm. Part. - Mineral Extraction. Position: Vice Chairman of the Board of Directors (Non-Executive Board Member). From April 29, 2009 to April 27, 2014, he occupied the position of Member of the Board of Directors (Non-Executive Board Member).

Chairman of the Board of Directors:

BSP Park Estacionamentos e Participações S.A.

Vice Chairman of the Board of Directors and Vice-Chief Executive Officer

Fundação Instituto de Moléstias do Aparelho Digestivo e da Nutrição

Chief Executive Officer

Aicaré Holdings Ltda.(1)

Alvorada Companhia Securitizadora de Créditos Financeiros(2)

Alvorada Serviços e Negócios Ltda.(1)

Amapari Holdings S.A.(2)

Andorra Holdings S.A.(2)

Aporé Holdings S.A.(2)

Aquarius Holdings Ltda.(1)

Aranaú Holdings S.A.(2)

Baíra Holdings Ltda.(1)

Baneb Corretora de Seguros S.A.(2)

Bankpar Brasil Ltda.(1)

Bankpar Consultoria e Serviços Ltda.(1)

Barinas Holdings S.A.(2)

BCN - Consultoria, Administração de Bens, Serviços e Publicidade Ltda.(1)

BEC - Distribuidora de Títulos e Valores Mobiliários Ltda.(2)

BF Promotora de Vendas Ltda.(1)

BMC Asset Management - Distribuidora de Títulos e Valores Mobiliários Ltda.(2)

BP Promotora de Vendas Ltda.(1)

Bpar Corretagem de Seguros Ltda.(1)

Bradescor Corretora de Seguros Ltda.(1)

Carson Holdings Ltda.(1)

Celta Holdings S.A.(2)

Cidade Capital Markets Ltd.(1)

Columbus Holdings S.A.(2)

Credival - Participações, Administração e Assessoria Ltda.(1)

Elvas Holdings Ltda.(1)

Embaúba Holdings Ltda.(1)

Everest Leasing S.A. Arrendamento Mercantil(2)

Ganant Corretora de Seguros Ltda.(1)

Japira Holdings S.A.(2)

 (1)Held the position until March 2017.

 (2)Held the position until April 2017.

Other companies or third sector organizations

Chief Executive Officer:

Ibi Corretora de Seguros Ltda.(1)

Imagra Imobiliária e Agrícola Ltda.(1)

Kirton Administradora de Consórcio Ltda.(2)

Kirton Corretora de Seguros S.A.(2)

Kirton Gestão de Recursos Ltda.(1)

Lecce Holdings S.A.(2)

Lyon Holdings Ltda.(1)

Manacás Holdings Ltda.(1)

Maníbu Holdings Ltda.(1)

Marselha Holdings Ltda.

Miramar Holdings S.A.(2)

Nova Marília Administração de Bens Móveis e Imóveis Ltda.(1)

Nova Paiol Participações Ltda.(1)

Promosec Companhia Securitizadora de Créditos Financeiros(2)

PTS Viagens e Turismo Ltda.(1)

Serel Participações em Imóveis S.A.(2)

Settle Consultoria, Assessoria e Sistemas Ltda.(1)

ShopFácil Soluções em Comércio Eletrônico S.A.(2)

Taíba Holdings Ltda.(1)

Tandil Holdings Ltda.(1)

Tapajós Holdings Ltda.(1)

Tibre Distribuidora de Títulos e Valores Mobiliários Ltda.(2)

Titanium Holdings S.A.(1)

Top Clube Bradesco, Segurança, Educação e Assistência Social

Treviglio Holdings Ltda.(1)

Varese Holdings Ltda.(1)

Viareggio Holdings Ltda.(1)

Vice-Chief Executive Officer:

NCD Participações Ltda.

Officer:

Alvorada Administradora de Cartões Ltda.(2)

Brasilia Cayman Investments II Limited(1)

Brasilia Cayman Investments III Limited(1)

Quixaba Empreendimentos e Participações Ltda. (2)

Chairman of the Board of Representatives and of the Board of Executive Officers:

National Confederation of Financial Institutions - CNF

Member of the Managing Board and the Advisory Council:

FEBRABAN – Brazilian Federation of Banks

 (1)Held the position until March 2017.

 (2)Held the position until April 2017.

Complementary Information

CARLOS ALBERTO RODRIGUES GUILHERME
Issuer

Banco Bradesco S.A. Business sector: Banks. Position: Vice Chairman of the Board of Directors (Non-Executive Board Member). From March 10, 2009 to October 9, 2017, he occupied the position of Board Member (Executive Board Member).

Companies part of the issuer’s economic group

Member of the Board of Directors and Officer:

BBD Participações S.A.

Cidade de Deus - Companhia Comercial de Participações

Member of the Board of Directors:

NCF Participações S.A.

Member of the Managing Board and Managing Officer:

Fundação Bradesco

Officer:

Nova Cidade de Deus Participações S.A.

Bradesco Leasing S.A. - Arrendamento Mercantil. Business sector: Leasing Position: Vice Chairman of the Board of Directors (Non-Executive Board Member).
Vice Chairman of the Board of Directors: Bradesco Saúde S.A. BSP Empreendimentos Imobiliários S.A. Chief Executive Officer: Banco Bradesco BERJ S.A.
Companies with shared control	-.-
Other companies or third sector organizations	Bradespar S.A. Business sector: Comp. Adm. Part. - Mineral Extraction. Position: Member of the Board of Directors (Non-Executive Board Member).

Vice Chairman of the Board of Directors:

BSP Park Estacionamentos e Participações S.A.

Member of the Board of Directors and Managing Officer:

Fundação Instituto de Moléstias do Aparelho Digestivo e da Nutrição

Vice-Chief Executive Officer:

Top Clube Bradesco, Segurança, Educação e Assistência Social

Managing Officer:

NCD Participações Ltda.

Complementary Information

DENISE AGUIAR ALVAREZ
Issuer	Banco Bradesco S.A. Business sector: Banks. Position: Member of the Board of Directors (Non-Executive Board Member).
Companies part of the issuer’s economic group	Cidade de Deus - Companhia Comercial de Participações. Business sector: Holdings. Position: Member of the Board and Director and Officer.
Member of the Board of Directors: BBD Participações S.A. Chairman of the Managing Board and Deputy Officer: Fundação Bradesco
Companies with shared control	-.-
Other companies or third sector organizations	Bradespar S.A. Business sector: Comp. Adm. Part. - Mineral Extraction. Position: Member of the Board of Directors (Non-Executive Board Member).

Member of the Board of Directors and Deputy Officer:

Fundação Instituto de Moléstias do Aparelho Digestivo e da Nutrição

Member of the Deliberative Council:

Museu de Arte Moderna de São Paulo (MAM)

Member of Board of Trustees:

Fundação Roberto Marinho

Member of the Advisory Council:

Associação Pinacoteca Arte e Cultura - APAC

Canal Futura

Fundação Dorina Nowill para Cegos

Chief Executive Officer:

ADC Bradesco - Associação Desportiva Classista

Deputy Officer:

NCD Participações Ltda.

Chairman of the Governance Council:

Todos pela Educação (“All for Education”)

JOÃO AGUIAR ALVAREZ
Issuer	Banco Bradesco S.A. Business sector: Banks. Position: Member of the Board of Directors (Non-Executive Board Member).
Companies part of the issuer’s economic group	Cidade de Deus - Companhia Comercial de Participações. Business sector: Holdings. Position: Member of the Board and Director and Officer.
Member of the Board of Directors: BBD Participações S.A. Member of the Managing Board and Deputy Officer: Fundação Bradesco
Companies with shared control	-.-
Other companies or third sector organizations	Bradespar S.A. Business sector: Comp. Adm. Part. - Mineral Extraction. Position: Member of the Board of Directors (Non-Executive Board Member).
Member of the Board of Directors and Deputy Officer: Fundação Instituto de Moléstias do Aparelho Digestivo e da Nutrição Deputy Officer: NCD Participações Ltda.

Complementary Information

MILTON MATSUMOTO
Issuer	Banco Bradesco S.A. Business sector: Banks. Position: Member of the Board of Directors (Non-Executive Board Member).
Companies part of the issuer’s economic group

Member of the Board of Directors and Officer:

BBD Participações S.A.

Member of the Board of Directors:

Cidade de Deus - Companhia Comercial de Participações

NCF Participações S.A.

Member of the Managing Board and Managing Officer:

Fundação Bradesco

Officer:

Nova Cidade de Deus Participações S.A.

Bradesco Leasing S.A. - Arrendamento Mercantil. Business sector: Leasing. Position: Member of the Board of Directors (Non-Executive Board Member).
Member of the Board of Directors: BSP Empreendimentos Imobiliários S.A.
Companies with shared control	-.-
Other companies or third sector organizations	Bradespar S.A. Business sector: Comp. Adm. Part. - Mineral Extraction. Position: Member of the Board of Directors (Non-Executive Board Member).

Member of the Board of Directors and Managing Officer:

Fundação Instituto de Moléstias do Aparelho Digestivo e da Nutrição

Member of the Board of Directors:

BSP Park Estacionamentos e Participações S.A.

Chief Executive Officer:

Alvorada Administradora de Cartões Ltda.

Managing Officer:

NCD Participações Ltda.

Officer:

Top Clube Bradesco, Segurança, Educação e Assistência Social

DOMINGOS FIGUEIREDO DE ABREU
Issuer	Banco Bradesco S.A. Business sector: Banks. Position: Executive vice-president.
Companies part of the issuer’s economic group

Member of the Board of Directors:

BBD Participações S.A.

Cidade de Deus - Companhia Comercial de Participações

Member of the Managing Boar and Managing Officer:

Fundação Bradesco

Vice-Chief Executive Officer:

NCF Participações S.A.

Officer:

Nova Cidade de Deus Participações S.A.

Bradesco Leasing S.A. - Leasing Business sector: Leasing Position: Vice-Chief Executive Officer.

Vice-Chief Executive Officer:

Banco Bradesco BBI S.A.

Banco Bradesco BERJ S.A.

Bradesco Administradora de Consórcios Ltda.

Managing Officer:

Banco Bradescard S.A.

Banco Bradesco Cartões S.A.

Banco Losango S.A. - Banco Múltiplo

BEM - Distribuidora de Títulos e Valores Mobiliários Ltda.

Bradescard Elo Participações S.A.

Kirton Bank S.A. - Banco Múltiplo

General Officer:

Banco Alvorada S.A.

Banco Bradesco Financiamentos S.A.

Officer:

Bradesplan Participações Ltda.

Columbus Holdings S.A.

Companhia Securitizadora de Créditos Financeiros Rubi

União Participações Ltda.

Manager:

Bradport - S.G.P.S. Sociedade Unipessoal, Lda.

Companies with shared control	-.-
Other companies or third sector organizations

Member of the Board of Directors and Managing Officer:

Fundação Instituto de Moléstias do Aparelho Digestivo e da Nutrição

Vice-Chief Executive Officer:

Instituto Assistencial Alvorada

General Officer:

Alvorada Companhia Securitizadora de Créditos Financeiros

Alvorada Serviços e Negócios Ltda.

Baneb Corretora de Seguros S.A.

BF Promotora de Vendas Ltda.

BP Promotora de Vendas Ltda.

Bpar Corretagem de Seguros Ltda.

Bradescor Corretora de Seguros Ltda.

Ganant Corretora de Seguros Ltda.

Ibi Corretora de Seguros Ltda.

Kirton Corretora de Seguros S.A.

Managing Officer:

Bankpar Brasil Ltda.

Bankpar Consultoria e Serviços Ltda.

BEC - Distribuidora de Títulos e Valores Mobiliários Ltda.

Credival - Participações, Administração e Assessoria Ltda.

Imagra Imobiliária e Agrícola Ltda.

NCD Participações Ltda.

PTS Viagens e Turismo Ltda.

ShopFácil Soluções em Comércio Eletrônico S.A.

Officer:

Aicaré Holdings Ltda.

Alvorada Administradora de Cartões Ltda.

Amapari Holdings S.A.

Andorra Holdings S.A.

Aporé Holdings S.A.

Aquarius Holdings Ltda.

Aranaú Holdings S.A.

Baíra Holdings Ltda.

Barinas Holdings S.A.

BCN - Consultoria, Administração de Bens, Serviços e Publicidade Ltda.

BMC Asset Management - Distribuidora de Títulos e Valores Mobiliários Ltda.

Brasilia Cayman Investments II Limited

Brasilia Cayman Investments III Limited

Carson Holdings Ltda.

Celta Holdings S.A.

Elvas Holdings Ltda.

Embaúba Holdings Ltda.

Japira Holdings S.A.

Lecce Holdings S.A.

Lyon Holdings Ltda.

Manacás Holdings Ltda.

Manibu Holdings Ltda.

Marselha Holdings Ltda.

Miramar Holdings S.A.

Nova Marília Administração de Bens Móveis e Imóveis Ltda.

Nova Paiol Participações Ltda.

Quixaba Empreendimentos e Participações Ltda.

Serel Participações em Imóveis S.A.

Settle Consultoria, Assessoria e Sistemas Ltda.

Taíba Holdings Ltda.

Tandil Holdings Ltda.

Tapajós Holdings Ltda.

Tibre Holdings Ltda.

Titanium Holdings S.A.

Top Clube Bradesco, Segurança, Educação e Assistência Social

Treviglio Holdings Ltda.

Varese Holdings Ltda.

Viareggio Holdings Ltda.

Complementary Information

ALEXANDRE DA SILVA GLÜHER
Issuer	Banco Bradesco S.A. Business sector: Banks. Position: Executive vice-president.
Companies part of the issuer’s economic group

Member of the Board of Directors:

BBD Participações S.A.

Cidade de Deus - Companhia Comercial de Participações

Member of the Managing Board and Managing Officer:

Fundação Bradesco

Vice-Chief Executive Officer:

NCF Participações S.A.

Officer:

Nova Cidade de Deus Participações S.A.

Bradesco Leasing S.A. - Leasing Business sector: Leasing Position: Vice-Chief Executive Officer.

Vice-Chief Executive Officer:

Banco Bradesco BBI S.A.

Banco Bradesco BERJ S.A.

Bradesco Administradora de Consórcios Ltda.

General Officer:

Kirton Bank S.A. - Banco Múltiplo

Managing Officer:

Banco Bradescard S.A.

Banco Bradesco Cartões S.A.

Banco Bradesco Financiamentos S.A.

Banco Losango S.A. - Banco Múltiplo

Bradescard Elo Participações S.A.

Tempo Serviços Ltda.

Officer:

Banco Alvorada S.A.

Bradesplan Participações Ltda.

Columbus Holdings S.A.

Companhia Securitizadora de Créditos Financeiros Rubi

União Participações Ltda.

Companies with shared control	-.-
Other companies or third sector organizations

Chairman of the Board of Directors:

2bCapital S.A.

Vice Chairman of the Board of Directors:

Central de Exposição a Derivativos - CED

Member of the Board of Directors and Managing Officer:

Fundação Instituto de Moléstias do Aparelho Digestivo e da Nutrição

Full member of the Board of Directors:

Aquarius Participações S.A.

Fidelity Processadora S.A.

Fidelity Serviços e Contact Center S.A.

Full Member of the Board of Directors:

Interbank Chamber of Payments - CIP

Vice-Chief Executive Officer and Alternate Delegate of CONSIF:

FENABAN - National Federation of Banks

Chief Executive Officer and Chairman of the Advisory Council:

Instituto Kirton Solidariedade

Effective Member and Chairman of the Advisory Council:

Credit Guarantee Fund (Fundo Garantidor de Créditos – FGC)

Chief Executive Officer:

Instituto Assistencial Alvorada

Vice-Chief Executive Officer:

FEBRABAN – Brazilian Federation of Banks

IBCB - Instituto Brasileiro de Ciência Bancária

General Officer:

BCN - Consultoria, Administração de Bens, Serviços e Publicidade Ltda.

Elvas Holdings Ltda.

Nova Marília Administração de Bens Móveis e Imóveis Ltda.

Settle Consultoria, Assessoria e Sistemas Ltda.

Managing Officer:

Baneb Corretora de Seguros S.A.

Bankpar Brasil Ltda.

Bankpar Consultoria e Serviços Ltda.

BF Promotora de Vendas Ltda.

BP Promotora de Vendas Ltda.

Bradescor Corretora de Seguros Ltda.

Credival - Participações, Administração e Assessoria Ltda.

Ganant Corretora de Seguros Ltda.

Imagra Imobiliária e Agrícola Ltda.

Kirton Corretora de Seguros S.A.

NCD Participações Ltda.

PTS Viagens e Turismo Ltda.

ShopFácil Soluções em Comércio Eletrônico S.A.

Treasury Officer:

Bank Union in the States of São Paulo, Paraná, Mato Grosso, Mato Grosso do Sul, Acre, Amazonas, Pará, Amapá, Rondônia and Roraima

Officer:

Aicaré Holdings Ltda.

Alvorada Administradora de Cartões Ltda.

Alvorada Companhia Securitizadora de Créditos Financeiros

Alvorada Serviços e Negócios Ltda.

Amapari Holdings S.A.

Andorra Holdings S.A.

Aporé Holdings S.A.

Aquarius Holdings Ltda.

Aranaú Holdings S.A.

Baíra Holdings Ltda.

Barinas Holdings S.A.

Bpar Corretagem de Seguros Ltda.

Brasilia Cayman Investments II Limited

Brasilia Cayman Investments III Limited

Carson Holdings Ltda.

Celta Holdings S.A.

Embaúba Holdings Ltda.

Ibi Corretora de Seguros Ltda.

Japira Holdings S.A.

Lecce Holdings S.A.

Lyon Holdings Ltda.

Manacás Holdings Ltda.

Manibu Holdings Ltda.

Marselha Holdings Ltda.

Miramar Holdings S.A.

Nova Paiol Participações Ltda.

Quixaba Empreendimentos e Participações Ltda.

Serel Participações em Imóveis S.A.

Taíba Holdings Ltda.

Tandil Holdings Ltda.

Tapajós Holdings Ltda.

Tibre Holdings Ltda.

Titanium Holdings S.A.

Top Clube Bradesco, Segurança, Educação e Assistência Social

Treviglio Holdings Ltda.

Varese Holdings Ltda.

Viareggio Holdings Ltda.

Complementary Information

JOSUÉ AUGUSTO PANCINI
Issuer	Banco Bradesco S.A. Business sector: Banks. Position: Executive vice-president.
Companies part of the issuer’s economic group

Member of the Board of Directors:

BBD Participações S.A.

Cidade de Deus - Companhia Comercial de Participações

Member of the Managing Board and Managing Officer:

Fundação Bradesco

Vice-Chief Executive Officer:

NCF Participações S.A.

Officer:

Nova Cidade de Deus Participações S.A.

Bradesco Leasing S.A. - Arrendamento Mercantil. Business sector: Leasing. Position: Vice-Chief Executive Officer.

Vice-Chief Executive Officer:

Banco Bradesco BBI S.A.

Banco Bradesco BERJ S.A.

Bradesco Administradora de Consórcios Ltda.

General Officer:

Bradesplan Participações Ltda.

União Participações Ltda.

Managing Officer:

Banco Bradescard S.A.

Banco Bradesco Cartões S.A.

Banco Bradesco Financiamentos S.A.

Banco Losango S.A. - Banco Múltiplo

BEM - Distribuidora de Títulos e Valores Mobiliários Ltda.

Bradescard Elo Participações S.A.

Kirton Bank S.A. - Banco Múltiplo

Tempo Serviços Ltda.

Officer:

Banco Alvorada S.A.

Columbus Holdings S.A.

Companhia Securitizadora de Créditos Financeiros Rubi

Companies with shared control	-.-
Other companies or third sector organizations

Member of the Board of Directors and Managing Officer:

Fundação Instituto de Moléstias do Aparelho Digestivo e da Nutrição

Chief Executive Officer:

Quixaba Empreendimentos e Participações Ltda.

General Officer:

Embaúba Holdings Ltda.

Japira Holdings S.A.

Nova Paiol Participações Ltda.

Serel Participações em Imóveis S.A.

Tapajós Holdings Ltda.

Tibre Holdings Ltda.

Titanium Holdings S.A.

Treviglio Holdings Ltda.

Varese Holdings Ltda.

Viareggio Holdings Ltda.

Managing Officer:

Baneb Corretora de Seguros S.A.

Bankpar Brasil Ltda.

Bankpar Consultoria e Serviços Ltda.

BEC - Distribuidora de Títulos e Valores Mobiliários Ltda.

BF Promotora de Vendas Ltda.

BP Promotora de Vendas Ltda.

Bradescor Corretora de Seguros Ltda.

Credival - Participações, Administração e Assessoria Ltda.

Ganant Corretora de Seguros Ltda.

Imagra Imobiliária e Agrícola Ltda.

Kirton Corretora de Seguros S.A.

NCD Participações Ltda.

PTS Viagens e Turismo Ltda.

ShopFácil Soluções em Comércio Eletrônico S.A.

Officer:

Aicaré Holdings Ltda.

Alvorada Administradora de Cartões Ltda.

Alvorada Companhia Securitizadora de Créditos Financeiros

Alvorada Serviços e Negócios Ltda.

Amapari Holdings S.A.

Andorra Holdings S.A.

Aporé Holdings S.A.

Aquarius Holdings Ltda.

Aranaú Holdings S.A.

Baíra Holdings Ltda.

Barinas Holdings S.A.

BCN - Consultoria, Administração de Bens, Serviços e Publicidade Ltda.

BMC Asset Management - Distribuidora de Títulos e Valores Mobiliários Ltda.

Bpar Corretagem de Seguros Ltda.

Carson Holdings Ltda.

Celta Holdings S.A.

Elvas Holdings Ltda.

Ibi Corretora de Seguros Ltda.

Lecce Holdings S.A.

Lyon Holdings Ltda.

Manacás Holdings Ltda.

Manibu Holdings Ltda.

Marselha Holdings Ltda.

Miramar Holdings S.A.

Nova Marília Administração de Bens Móveis e Imóveis Ltda.

Settle Consultoria, Assessoria e Sistemas Ltda.

Taíba Holdings Ltda.

Tandil Holdings Ltda.

Top Clube Bradesco, Segurança, Educação e Assistência Social

Complementary Information

MAURÍCIO MACHADO DE MINAS
Issuer	Banco Bradesco S.A. Business sector: Banks. Position: Executive vice-president.
Companies part of the issuer’s economic group

Member of the Board of Directors:

BBD Participações S.A.

Cidade de Deus - Companhia Comercial de Participações

Member of the Managing Board and Managing Officer:

Fundação Bradesco

Vice-Chief Executive Officer:

NCF Participações S.A.

Officer:

Nova Cidade de Deus Participações S.A.

Bradesco Leasing S.A. - Arrendamento Mercantil. Business sector: Leasing. Position: Vice-Chief Executive Officer.

Chief Executive Officer:

Scopus Soluções em TI Ltda.

Vice-Chief Executive Officer:

Banco Bradesco BBI S.A.

Banco Bradesco BERJ S.A.

Bradesco Administradora de Consórcios Ltda.

Kirton Bank S.A. - Banco Múltiplo

Managing Officer:

Banco Bradescard S.A.

Banco Bradesco Cartões S.A.

Banco Bradesco Financiamentos S.A.

Banco Losango S.A. - Banco Múltiplo

BEM - Distribuidora de Títulos e Valores Mobiliários Ltda.

Bradescard Elo Participações S.A.

Tempo Serviços Ltda.

Officer:

Banco Alvorada S.A.

Bradesplan Participações Ltda.

Columbus Holdings S.A.

Companhia Securitizadora de Créditos Financeiros Rubi

União Participações Ltda.

Companies with shared control	-.-
Other companies or third sector organizations

Member of the Board of Directors and Managing Officer:

Fundação Instituto de Moléstias do Aparelho Digestivo e da Nutrição

Full member of the board of directors:

Aquarius Participações S.A.

Fidelity Processadora S.A.

Fidelity Serviços e Contact Center S.A.

Member of the Board of Directors:

NCR Brasil - Indústria de Equipamentos para Automação S.A.

Chief Executive Officer:

Scopus Desenvolvimento de Sistemas Ltda.

Scopus Industrial S.A.

Taíba Holdings Ltda.

General Officer:

Lecce Holdings S.A.

Lyon Holdings Ltda.

Manacás Holdings Ltda.

Manibu Holdings Ltda.

Miramar Holdings S.A.

Tandil Holdings Ltda.

Managing Officer:

Baneb Corretora de Seguros S.A.

Bankpar Brasil Ltda.

Bankpar Consultoria e Serviços Ltda.

BEC - Distribuidora de Títulos e Valores Mobiliários Ltda.

BF Promotora de Vendas Ltda.

BP Promotora de Vendas Ltda.

Bradescor Corretora de Seguros Ltda.

Credival - Participações, Administração e Assessoria Ltda.

Ganant Corretora de Seguros Ltda.

Imagra Imobiliária e Agrícola Ltda.

Kirton Corretora de Seguros S.A.

NCD Participações Ltda.

PTS Viagens e Turismo Ltda.

ShopFácil Soluções em Comércio Eletrônico S.A.

Officer:

Aicaré Holdings Ltda.

Alvorada Administradora de Cartões Ltda.

Alvorada Companhia Securitizadora de Créditos Financeiros

Alvorada Serviços e Negócios Ltda.

Amapari Holdings S.A.

Andorra Holdings S.A.

Aporé Holdings S.A.

Aquarius Holdings Ltda.

Aranaú Holdings S.A.

Baíra Holdings Ltda.

Barinas Holdings S.A.

BCN - Consultoria, Administração de Bens, Serviços e Publicidade Ltda.

BMC Asset Management - Distribuidora de Títulos e Valores Mobiliários Ltda.

Bpar Corretagem de Seguros Ltda.

Carson Holdings Ltda.

Celta Holdings S.A.

Elvas Holdings Ltda.

Embaúba Holdings Ltda.

Ibi Corretora de Seguros Ltda.

Japira Holdings S.A.

Marselha Holdings Ltda.

Nova Marília Administração de Bens Móveis e Imóveis Ltda.

Nova Paiol Participações Ltda.

Quixaba Empreendimentos e Participações Ltda.

Serel Participações em Imóveis S.A.

Settle Consultoria, Assessoria e Sistemas Ltda.

Tapajós Holdings Ltda.

Tibre Holdings Ltda.

Titanium Holdings S.A.

Top Clube Bradesco, Segurança, Educação e Assistência Social

Treviglio Holdings Ltda.

Varese Holdings Ltda.

Viareggio Holdings Ltda.

Complementary Information

✓  Members appointed by the controlling shareholders to compose the Fiscal Council:

ARIOVALDO PEREIRA
Issuer	Banco Bradesco S.A. Business sector: Banks. Position: Effective Member of the Fiscal Council. From September 2009 to January 2016, he held the position of Executive Superintendent
Companies part of the issuer’s economic group	-.-
Companies with shared control	Effective Member of the Fiscal Council: Elo Participações S.A.
Other companies or third sector organizations	Bradespar S.A. Business sector: Comp. Adm. Part. - Mineral Extraction. Position: Effective Member of the Fiscal Council.

DOMINGOS APARECIDO MAIA and JOSÉ MARIA SOARES NUNES
Issuer	Banco Bradesco S.A. Business sector: Banks. Position: Effective Member of the Fiscal Council.
Companies part of the issuer’s economic group	-.-
Companies with shared control
Other companies or third sector organizations

Complementary Information

JORGE TADEU PINTO DE FIGUEIREDO, NILSON PINHAL and RENAUD ROBERTO TEIXEIRA
Issuer	Banco Bradesco S.A. Business sector: Banks. Position: Alternate Member of the Fiscal Council.
Companies part of the issuer’s economic group	-.-
Companies with shared control
Other companies or third sector organizations

✓  Members appointed by the preferred shareholders to compose the Fiscal Council:

LUIZ CARLOS DE FREITAS
Issuer	Banco Bradesco S.A. Business sector: Banks. Position: Effective Member of the Fiscal Council from March 2014 to March 2017.
Companies part of the issuer’s economic group	-.-
Companies with shared control
Other companies or third sector organizations

Vale S.A. Business sector: Mining. Position: Alternate member of the Board of Directors and Member of the Controllership Committee from 2007 to 2015.

Valepar S.A. Business sector: Holdings. Position: Alternate member of the Board of Directors from 2005 to 2015.

JOÃO SABINO
Issuer	Banco Bradesco S.A. Business sector: Banks. Position: Fiscal Council Alternate Member. From February 2012 to November 2015, holding the position of Officer.
Companies part of the issuer’s economic group	-.-
Companies with shared control
Other companies or third sector organizations

WALTER LUIS BERNARDES ALBERTONI
Issuer	Banco Bradesco S.A. Business sector: Banks. Position: Effective Member of the Fiscal Council.
Companies part of the issuer’s economic group	-.-
Companies with shared control
Other companies or third sector organizations

•       Partner of Albertoni Sociedade de Advogados (provision of legal services and legal consulting, 2007 - current).

•       Legal Advisor of the Associação de Investidores no Mercado de Capitais - AMEC (Association of Investors in the Capital Market - nonprofit association, dedicated to the defense of the rights and interests of shareholders not participating in control and investor groups, 2006 - current).

•       Member of the Fiscal Council of Petróleo Brasileiro S.A. - PETROBRAS (oil industry, 2013 - current).

•       Member of the Fiscal Council of Indústrias Romi S.A. (machinery industry, 2017).

•       Member of the Board of Directors of Paranapanema S.A. (production of copper and derivatives, 2016 - August/2017).

•       Member of the Fiscal Council (Alternate) of Ser Educacional S.A. (higher education, 2015 - current).

•       Member of the Fiscal Council (Alternate) of SANEPAR S.A. (water treatment and public sanitation, 2017).

•       Member of the Fiscal Council of Bradespar S.A. (Comp. Adm. Part. - Mineral Extraction), from April/2016 to April/2017.

•       Member of the Fiscal Council (Alternate) of MILLS S. A. (engineering products and services, 2016).

•       Alternate Member of the Board of Resources of the National Financial System (2012 - 2015).

Complementary Information

REGINALDO FERREIRA ALEXANDRE
Issuer	Banco Bradesco S.A. Business sector: Banks. Position: Alternate Member of the Fiscal Council.
Companies part of the issuer’s economic group	-.-
Companies with shared control
Other companies or third sector organizations

•       Director of ProxyCon Consultoria Empresarial (Business Consulting), a company that is dedicated to advising activities and provision of services in the areas of capital markets, finance and corporate governance, between 2003 and 2007.

•       Member of the Committee of Accounting Pronouncements (CPC) - body that formulates the Brazilian accounting rules - since its foundation in 2005.

•       Member of the Board of Directors of Mahle Metal Leve S.A., a company of auto parts, elected in April 2017.

•       Currently, effective member of the Fiscal Councils of the following publicly-traded companies:

•       Cia. de Saneamento do Paraná - Sanepar, a company in the water and sanitation sector (elected in April 2017).

•       Iochpe Maxion S.A., a company of auto parts (elected in April 2013 and re-elected in April of 2014, 2015, 2016 and 2017).

•       Petrobras S.A., in the oil and gas sector (elected in April 2013 and re-elected in April of2014, 2015, 2016 and 2017).

•       Ser Educacional S.A., in the sector of education (president of the collegiate body, elected in April 2015 and re-elected in April 2016 and 2017).

•       Currently, alternate member of the Board of the following publicly-traded company:

•       CPFL Energia S.A., a company in the energy sector (alternate member of the Fiscal Council, elected in February 2017).

•       Former member of the Audit Committee of Paranapanema S.A. (2017), a company for mining and metallurgy.

•       Former member of the Fiscal Councils of the following companies:

•       BRF S.A., a company in the food sector (elected in April 2015 and re-elected in April 2016).

•       Aliansce Shopping Centers S.A. (elected in April 2014 and re-elected in April 2015).

•       Cremer S.A., in the sector of products for health and personal hygiene (president of the Fiscal Council, elected in April 2011 and re-elected in April 2012).

•       Movida S.A., in the sector of car rental (elected in January 2017).

•       Paraná Banco S.A. (elected in April 2011 and re-elected in April of2012, 2013, 2014 and 2015).

•       Tecnisa S.A., a construction company (elected in April 2011 and re-elected in April 2012).

•       Tele Norte Celular Participações S.A., a telephone company (elected in April 2006 and re-elected in April 2007).

•       Unipar Carbocloro S.A., a petrochemical company (elected in April 2012 and re-elected in April 2013 and in April 2015).

•       Bradespar S.A. (Comp. Adm. Part. - Mineral Extraction), alternate member; from April 2012 to April 2013).

•       Companhia Siderúrgica Belgo-Mineira, current Arcelor Mittal (alternate; elected in April 2004 and re-elected in April 2005).

•       Grendene S.A., manufacturer of plastic shoes (alternate; elected in April 2012 and re-elected in April of2013 and 2014).

•       Indústrias Romi, in the sector of capital goods (alternate; elected in April 2015).

•       Grazziotin S.A., in the retail sector (alternate; elected in April 2015).

•       SLC Agrícola (alternate; elected in April 2013 and re-elected in April of2014 and 2015).

•       Former president of the Associação Brasileira de Analistas e Profissionais de Investimento do Mercado de Capitais - APIMEC (Brazilian Association of Investment Analysts and Professionals of the Capital Markets), elected for the 2015-2016 period.

•       Former president of the Associação Brasileira de Analistas e Profissionais de Investimento do Mercado de Capitais - APIMEC, São Paulo section, elected for the 2011-2012 period.

Complementary Information

Luiz Alberto de Castro Falleiros

Professional Background

•       Jan 2014 – Aug 2016

Industrial Cataguases - Fiscal Council Member

•       Jan 2013 – Dec 2015

São Paulo Turismo – Board of Directors Member

•       Apr 2012 – Apr 2015

BANCO ITAÚ S/A – Fiscal Council Member

•       Apr 2010 – Apr 2012

ITAUSA S.A - Fiscal Council Member

•       Apr 2010 – Apr 2012

Banco Indusval - Fiscal Council Member

•       Apr 2010 – Apr 2011

AES Tiete - Fiscal Council Member

•       Apr 2008 – Apr 2011

Financeira Alfa - Board of Directors Member

•       Apr 2006 – Apr 2009

Complementary Information

Alpargatas - Fiscal Council Alternate Member

•       Jan 2006 – Dec 2007

TAM S.A - Fiscal Council Member

•       Apr 2005 – Apr 2008

Financeira Alfa - Fiscal Council Member

•       Apr 2005 – Apr 2008

Banco Alfa de Investimento – Fiscal Council Member

•       Apr 2004 – Apr 2006

Cerâmica Chiarelli – Board of Directors Member

•       Jan 2003 – Dec 2005

DOHLER S.A - Fiscal Council Member

•       Jan 2003 – Dec 2005

Tele Leste Celular Participações - Fiscal Council Member

•       Apr 2002 – Apr 2009

Telenorte Celular Part. - Board of Directors Alternate Member

•       Apr 2000 – Apr 2001

Klabin S.A - Fiscal Council Member

•       Jul 1998 – Dec 2000

Banco Alfa de Investimento S.A  - General Manager of Operations

•       Jan 1997 – Jun-1998

SABESP - Companhia de Saneamento Básico do Estado de São Paulo - Superintendent of Market Relations

•       Jan 1992 – Dec 1996

Banco ABC Roma (atual ABC Brasil) – Director Assistant of Investment

•       Jan 1991 – Jan 1992

Banco ABC Roma (atual ABC Brasil) – Director Assistant of Underwriting

•       Oct 1987 – Sep 1991

Banco Multiplic S.A – Manager of Underwriting

Eduardo Georges Chehab

Complementary Information

Professional Background

•       Apr 2016

Tonon Bioenergia S.A (in judicial recovery) - Board of Directors Member

•       Apr 2016

Mesa Participações S.A - Fiscal Council Member

•       Apr 2016

Multiner S.A  - Fiscal Council Member

•       Apr 2016

Editora do Brasil - Fiscal Council Chairman

•       Apr 2015 – Dec 2016

OSX Brasil S.A - Board Member of Directors

•       Apr 2013 – Apr 2015

Banco do Brasil - Fiscal Council Alternate Member

•       Jan 2011

INPG – Teacher

•       Jan 2007 – Apr 2011

Standard & Poors – Corporate Governance Score Director

•       Jan 2005 – Dec 2007

IBMEC – Teacher

•       Jan 2005 – Oct 2007

Standard & Poors - Ratings Director

•       Jan 2002 – Dec 2005

Banco ABN AMRO Real - Director Assistant of Credit

•       Jan 1992 – Dec 1999

Banco WestLB do Brasil S.A – Credit Superintendent

•       Jan 1987 – Dec 1991

Banco BMC S.A – Credit Department Manager

•       Jan 1980 – Dec 1985

BADESP – Banco de Desenvolvimento de São Paulo  – Project Analyst

✓ Members appointed by the common shareholders, not part of the controlling block, to compose the Fiscal Council:

JOÃO CARLOS DE OLIVEIRA
Issuer	Banco Bradesco S.A. Business sector: Banks. Position: Effective Member of the Fiscal Council.
Companies part of the issuer’s economic group	-.-
Companies with shared control
Other companies or third sector organizations

Complementary Information

JOSÉ LUIZ RODRIGUES BUENO
Issuer	Banco Bradesco S.A. Business sector: Banks. Position: Department Officer from March 2000 to January 2015.
Companies part of the issuer’s economic group	-.-
Companies with shared control
Other companies or third sector organizations

12.5. "n" - Description of any of the following events that may have occurred during the last 5 years: i. any criminal conviction; ii. any conviction in CVM's administrative proceedings and the penalties applied; iii. any final conviction not subject to further appeal, in the judicial or administrative sphere, which has suspended or disqualified the member for the practice of a professional or commercial activity.

None of the members of the Board of Directors and of the Fiscal Council was convicted under the terms of items i., ii. and iii. above.

12.9. Existence of marital relationship, stable union or kinship to the second degree between:

a. the issuer's managers:

Ms. Denise Aguiar Alvarez is the sister of Mr. João Aguiar Alvarez, both members of the Board of Directors.

b. (i) the issuer's managers and (ii) the managers of companies directly or indirectly controlled by the issuer:

None.

c. (i) the managers of the issuer or its subsidiaries, direct or indirect, and (ii) direct or indirect controllers of the issuer:

None.

d. (i) the issuer's managers and (ii) the managers of the issuer’s direct or indirect controlling companies;

Ms. Denise Aguiar Alvarez and Mr. João Aguiar Alvarez, both Members of the Issuer's Board of Directors, are children of Ms. Lina Maria Aguiar, Member of the Board of Directors of Cidade de Deus - Companhia Comercial de Participações and Member of the Managing Board of Fundação Bradesco.

12.10. Inform the relationships of subordination, of provision of service or control maintained in the past three fiscal years, between the issuer's managers and:

Complementary Information

a. the company controlled, directly or indirectly, by the issuer, except those in which the issuer holds, directly or indirectly, all the share capital:  None.

Note: According to the criterion adopted by Bradesco, the wholly-owned subsidiaries are the companies in the Corporate Organizational Chart which, although Bradesco does not retain 100% of the share capital, in practice, are managed as wholly-owned subsidiaries, by the following features:

•    Are corporations privately held;

•    They have a minority interest of less than 1%; and

•    The Organization elects all members of their management bodies.

Complementary Information

b. direct or indirect controller of issuer:

LUIZ CARLOS TRABUCO CAPPI
Company		BBD Participações S.A.	Cidade de Deus - Companhia Comercial de Participações	Fundação Bradesco	NCF Participações S.A.	Nova Cidade de Deus Participações S.A.
Corporate Taxpayer's ID (CNPJ)		07.838.611/0001-52	61.529.343/0001-32	60.701.521/0001-06	04.233.319/0001-18	04.866.462/0001-47
2015	Position	Vice Chairman of the Board of Directors and Vice-Chief Executive Officer	Vice Chairman of the Board of Directors and Vice-Chief Executive Officer	Vice Chairman of the Managing Board and Vice-Chief Executive Officer	Vice-Chief Executive Officer	Vice-Chief Executive Officer
	Note	-.-	-.-	-.-	-.-	-.-
	Controller	Indirect	Direct	Direct	Direct	Indirect
2016	Position	Vice Chairman of the Board of Directors and Vice-Chief Executive Officer	Vice Chairman of the Board of Directors and Vice-Chief Executive Officer	Vice Chairman of the Managing Board and Vice-Chief Executive Officer	Vice Chairman of the Board of Directors and Chief Executive Officer	Vice-Chief Executive Officer
	Note	-.-	-.-	-.-	-.-	-.-
	Controller	Indirect	Direct	Direct	Direct	Indirect
2017	Position	Vice Chairman of the Board of Directors and Vice-Chief Executive Officer	Vice Chairman of the Board of Directors and Vice-Chief Executive Officer	Vice Chairman of the Managing Board and Vice-Chief Executive Officer	Vice Chairman of the Board of Directors and Chief Executive Officer	Vice-Chief Executive Officer
	Note	-.-	-.-	-.-	-.-	-.-
	Controller	Indirect	Direct	Direct	Direct	Indirect

CARLOS ALBERTO RODRIGUES GUILHERME
Company		BBD Participações S.A.	Cidade de Deus - Companhia Comercial de Participações	Fundação Bradesco	NCF Participações S.A.	Nova Cidade de Deus Participações S.A.
Corporate Taxpayer's ID (CNPJ)		07.838.611/0001-52	61.529.343/0001-32	60.701.521/0001-06	04.233.319/0001-18	04.866.462/0001-47
2015	Position	Member of the Board of Directors and Officer	Member of the Board of Directors and Officer	Member of the Managing Board and Managing Officer	Officer	Officer
	Note	-.-	-.-	-.-	-.-	-.-
	Controller	Indirect	Direct	Direct	Direct	Indirect
2016	Position	Member of the Board of Directors and Officer	Member of the Board of Directors and Officer	Member of the Managing Board and Managing Officer	Member of the Board of Directors	Officer
	Note	-.-	-.-	-.-	-.-	-.-
	Controller	Indirect	Direct	Direct	Direct	Indirect
2017	Position	Member of the Board of Directors and Officer	Member of the Board of Directors and Officer	Member of the Managing Board and Managing Officer	Member of the Board of Directors	Officer
	Note	-.-	-.-	-.-	-.-	-.-
	Controller	Indirect	Direct	Direct	Direct	Indirect

Complementary Information

DENISE AGUIAR ALVAREZ and JOÃO AGUIAR ALVAREZ
Company		BBD Participações S.A.	Cidade de Deus - Companhia Comercial de Participações	Fundação Bradesco
Corporate Taxpayer's ID (CNPJ)		07.838.611/0001-52	61.529.343/0001-32	60.701.521/0001-06
2015	Position	Member of the Board of Directors	Member of the Board of Directors and Officer	Member of the Managing Board and Deputy Officer
	Note	-.-	-.-	-.-
	Controller	Indirect	Direct	Direct
2016	Position	Member of the Board of Directors	Member of the Board of Directors and Officer	Member of the Managing Board and Deputy Officer
	Note	-.-	-.-	-.-
	Controller	Indirect	Direct	Direct
2017	Position	Member of the Board of Directors	Member of the Board of Directors and Officer	Member of the Managing Board and Deputy Officer
	Note	-.-	-.-	-.-
	Controller	Indirect	Direct	Direct

MILTON MATSUMOTO
Company		BBD Participações S.A.	Cidade de Deus - Companhia Comercial de Participações	Fundação Bradesco	NCF Participações S.A.	Nova Cidade de Deus Participações S.A.
Corporate Taxpayer's ID (CNPJ)		07.838.611/0001-52	61.529.343/0001-32	60.701.521/0001-06	04.233.319/0001-18	04.866.462/0001-47
2015	Position	Member of the Board of Directors and Officer	Member of the Board of Directors	Member of the Managing Board and Managing Officer	Officer	Officer
	Note	-.-	-.-	-.-	-.-	-.-
	Controller	Indirect	Direct	Direct	Direct	Indirect
2016	Position	Member of the Board of Directors and Officer	Member of the Board of Directors	Member of the Managing Board and Managing Officer	Member of the Board of Directors	Officer
	Note	-.-	-.-	-.-	-.-	-.-
	Controller	Indirect	Direct	Direct	Direct	Indirect
2017	Position	Member of the Board of Directors and Officer	Member of the Board of Directors	Member of the Managing Board and Managing Officer	Member of the Board of Directors	Officer
	Note	-.-	-.-	-.-	-.-	-.-
	Controller	Indirect	Direct	Direct	Direct	Indirect

DOMINGOS FIGUEIREDO DE ABREU, ALEXANDRE DA SILVA GLÜHER, JOSUÉ AUGUSTO PANCINI, MAURÍCIO MACHADO DE MINAS
Company		BBD Participações S.A.	Cidade de Deus - Companhia Comercial de Participações	Fundação Bradesco	NCF Participações S.A.	Nova Cidade de Deus Participações S.A.
Corporate Taxpayer's ID (CNPJ)		07.838.611/0001-52	61.529.343/0001-32	60.701.521/0001-06	04.233.319/0001-18	04.866.462/0001-47
2015	Position	Member of the Board of Directors	Member of the Board of Directors	Member of the Managing Board and Managing Officer	Officer	Officer
	Note	-.-	-.-	-.-	-.-	-.-
	Controller	Indirect	Direct	Direct	Direct	Indirect
2016	Position	Member of the Board of Directors	Member of the Board of Directors	Member of the Managing Board and Managing Officer	Vice-Chief Executive Officer	Officer
	Note	-.-	-.-	-.-	-.-	-.-
	Controller	Indirect	Direct	Direct	Direct	Indirect
2017	Position	Member of the Board of Directors	Member of the Board of Directors	Member of the Managing Board and Managing Officer	Vice-Chief Executive Officer	Officer
	Note	-.-	-.-	-.-	-.-	-.-
	Controller	Indirect	Direct	Direct	Direct	Indirect

Complementary Information

c. if relevant, supplier, client, debtor or creditor of the issuer, its subsidiary or controllers or subsidiaries of any of these people: None.

Complementary Information

Information on the Remuneration of the Directors and of the Effective Members of the Fiscal Council

Information on the Remuneration of the Managers and Monthly Remuneration of the Effective Members of the Fiscal Council, pursuant to Item 13 of Annex 24 of CVM Instruction No. 480, of December 7, 2009

13.1 - Description of the policy or compensation practice, including the Non-Statutory Board of Executive Officers

a)        Objectives of the policy or practice of compensation

In 2012, Bradesco amended its compensation policy for managers in order to reflect the objectives established by Resolution No. 3,921/10 of the National Monetary Council (CMN), which caused, from that year on, the payment of part of the amount approved in the Annual Shareholders’ Meeting as variable compensation.

Its policy aims at:

•      ensuring that the compensation practice is in accordance with the law, rules and regulations that govern the matter, based on the Manager’s duties, which result from the positions they hold and functions they perform; time dedicated to their functions; in competence and professional reputation, in view of their experience and qualification; and in the value of their services in the market;

•      providing alignment between compensation practices for the Management and the Organization’s interests, so that the decisions made are the best possible, seeking to create value for its shareholders and investors; and

•      ensuring that the compensation practice is related to objectives that seek the valuation of the Organization, not encouraging behaviors that increase the risk exposure above levels considered prudent for the strategies adopted for the short, medium and long terms.

b)        Composition of compensation, indicating:

                                            i.         description of the compensation elements and objectives of each one of them

a)        Board of Directors and Board of Executive Officers

The compensation of the members of the Board of Directors and of the Board of Executive Officers consists of Fixed Compensation, represented by Monthly Compensations fixed for the duration of their term, and Variable Compensation, based on target criteria and performance indicators, attributed according to the criteria of multiple Monthly Compensation, up to the limit authorized by the Shareholders' Meeting.

In addition, annually, a proposal is submitted to the approval of the Shareholders' Meeting to fund the Pension Plan for Managers, the amounts of which are shown in item 13.2, as post-employment benefits, which aims to ensure the commitment of managers to the present and future development of the Company's activities, that is, its operations focusing on business perpetuity and long-term value generation.

Complementary Information

Pursuant to CVM Circular Letter CVM/SEP/No. 01/2017, we are indicating in item 13.2, in the years 2017, 2016 and 2015, the amounts corresponding to social security contributions (INSS) paid by Bradesco and recognized in its results.

b)        Fiscal Council

The compensation of the Effective Members of the Fiscal Council is fixed by the Shareholders’ Meeting in which they are elected and they cannot be lower, for each member in office, to ten percent (10%) of the monthly compensation that, on average, is attributed to each Officer, as fixed compensation, without, under current legislation, the payment of benefits, expense account and participation in the Company’s profit sharing, or any other denomination.

c)         Audit Committee

The compensation of the Members of the Audit Committee is represented by fixed monthly payments for the term of his mandate, with the exception of a member which only receives remuneration as a member of the Board of Directors, and aims at rewarding the contribution of each member for acting on advising the Board of Directors in the performance of its attributions related to the follow up of the accounting practices adopted in the preparation of the Company’s financial statements and of its subsidiaries, as well as in the process of appointing and evaluating the effectiveness of the independent audit.

Another important factor in the definition of the compensation is that the Committee’s members must have high technical qualification so as to exercise their position and at least one of them must have proven knowledge in the areas of accounting and auditing of financial institutions which qualify him to exercise his function, proving the high degree of expertise required from them, including by the regulatory bodies.

d)        Remuneration Committee

The Remuneration Committee, defined in the Bylaws, is composed by members chosen among the members of the Company’s Board of Directors and also, as required by the Resolution No. 3,921/10 of CMN, by one (1) non-manager member. The members of the Board of Directors and the non-manager member, when an employee of the Bradesco Organization, are not compensated due to the position of member of the Remuneration Committee. While being a non-employee, when nominated, the member has his/her compensation set by the Board of Directors, according to the market parameters. No Manager of the Bradesco Organization is remunerated for the functions that they exercise in the Bradesco Organization committees.

e)        Other Committees

Complementary Information

The members of the other committees are remunerated only for the duties they perform in the management bodies or executive areas in which they act in Bradesco Organization. No Manager of Bradesco Organization is remunerated for duties that they perform in the referred committees.

                                          ii.         Regarding the last three fiscal years, what is the proportion of each element in the total remuneration

The Managers' compensation is comprised of Fixed Compensation, represented by Monthly Compensations established according to the duration of their term, and Variable Compensation awarded according to the criteria of multiple Monthly Compensations, based on target criteria and performance indicators, up to the limit authorized by the Shareholders' Meeting.

We highlight that the proportion/percentage of each element in the total compensation is not established, and it can be changed annually.

Fiscal Year ended in December 31, 2017	Annual Fixed Compensation (1)	Variable Compensation (2)	Post-Employment Benefit (3)	Total
Board of Directors	25.8%	29.4%	44.8%	100.0%
Board of Executive Officers	26.6%	27.6%	45.8%	100.0%
Fiscal Council	100.0%	0.0%	0.0%	100.0%
Audit Committee	100.0%	0.0%	0.0%	100.0%

Fiscal Year ended in December 31, 2016	Annual Fixed Compensation (1)	Variable Compensation (2)	Post-Employment Benefit (3)	Total
Board of Directors	33.3%	35.5%	31.2%	100.0%
Board of Executive Officers	33.4%	35.5%	31.1%	100.0%
Fiscal Council	100.0%	0.0%	0.0%	100.0%
Audit Committee	100.0%	0.0%	0.0%	100.0%

Fiscal Year ended in December 31, 2015	Annual Fixed Compensation (1)	Variable Compensation (2)	Post-Employment Benefit (3)	Total
Board of Directors	27.3%	28.00%	44.7%	100.0%
Board of Executive Officers	27.0%	28.3%	44.7%	100.0%
Fiscal Council	100.0%	0.0%	0.0%	100.0%
Audit Committee	100.0%	0.0%	0.0%	100.0%

1.   The proportion/percentage highlighted in the Fixed Annual Compensation column includes the value of the INSS (social security) recognized in the Company’s results;

2.   The proportion/percentage highlighted in the Variable Annual Compensation column includes the value of the INSS (social security) recognized in the Company’s results; and

3.   The amounts correspondent to post-employment benefits are related to the Managers’ pension plan.

                                        iii.         methodology for calculating and adjusting each component of the compensation

Board of Directors and Board of Executive Officers

•           Fixed Compensation or Monthly Compensation: monthly fixed compensations established for the period of the Manager’s term.

Complementary Information

•           Variable Compensation: amount attributed to the Managers, as performance compensation, in addition to the Fixed Compensation, based on the target criteria and performance indicator. It is important to highlight that the total Variable Compensation will be paid on a date defined by the Board of Directors, and 50% of the net value of the Variable Compensation will be allocated for the purchase of PNB shares issued by BBD Participações S.A. (PNB BBD Shares) and/or preferred shares issued by Bradesco (Bradesco preferred shares), which are filed and unavailable ("Restricted Shares"). The Restricted Shares become available in three (3) equal, annual and successive installments. The first installment will expire one year after the date of the acquisition of shares.

•           Overall amount: includes the total compensation (fixed compensations and variable compensation).

To determine the overall amount for compensation, Bradesco Organization observes the following criteria:

1.         Bradesco Organization’s Remuneration Committee: proposes to the Board of Directors the Overall Amount for compensation (Monthly Compensation and Variable Compensation). The payment of Variable Compensation will observe the target criteria and performance indicators to be established and will be limited to Overall Amount, to be distributed to the Managers).

To define the Overall Amount for compensation (Monthly Compensations and Variable Compensation), the Remuneration Committee shall observe the following aspects:

•           size and result of the company comparing to its competitors;

•           domestic and international economic conditions, taking into consideration the past, present and future scenarios;

•           internal and external factors that may affect the Bradesco Organization’s businesses (current and potential risks); and

•           Bradesco Organization’s Overall performance, involving the recurrent income realized and the capacity to produce cash flows.

The Remuneration Committee will use other indicators when deem necessary and suitable. In addition, it will use studies, evaluations, surveys and other materials prepared by the technical areas, such as DEPEC – Department of Research and Economic Studies, DPOC – Department of Planning, Budget and Control, General Accounting and DCIR – Integrated Risk Control Department, besides other areas it deems appropriate.

Complementary Information

2.         Board of Directors: the most important management Body of the Bradesco Organization, it must evaluate the Remuneration Committee proposals and resolve on them.

3.         Shareholders’ Meeting: it is incumbent on the Shareholders’ Meeting to approve the Overall Amount for the compensation of the Company.

Once all the steps to determine and approve the Overall Amount for compensation are fulfilled, it is incumbent on the Board of Directors of Bradesco to establish the compensation of each one of the Managers, comprised by Monthly Compensation and, based on the fulfillment of the target criteria and indicators, Variable Compensation.

Audit Committee

The process to calculate and readjust the Audit Committee’s compensation starts in the Remuneration Committee.

The Board of Directors, on its turn, evaluates the recommendations and proposals of this Committee and defines the amount of compensation for each Committee’s member.

                                        iv.         reasons that justify the composition of compensation

The Organization adopts the system of “Internal Career”, hiring new employees, preferably to junior positions, developing and preparing these employees to hold higher positions, when available. This way, the executive positions are filled in their majority by professionals trained at the Organization itself and, therefore, reveal a consolidated personal career, focused on the Organization’s goals, in medium and long terms. In this line, Article 18 of the Bylaws expressly states that, to exercise the position of Executive Officer, the candidate must have been a staff member or a manager of Bradesco or of an associated company for more than ten (10) years (exceptionally, the Board of Directors may waive compliance with this requirement). In the same way, Article 19 of the Bylaws provides that the positions of Department Officer, Officer and Regional Officer shall be filled by people who integrate the staff members or managers of the Company or associated companies.

The system of "Internal Career" adopted by the Bradesco Organization is also reflected in the composition and functioning of the Board of Directors. In this regard, the election for the Board constitutes a "promotion" for the executive who has dedicated his/her professional life to the Company, resulting in his/her ascension to the last stage of the system of "Internal Career", therefore, representing an evolution in the career plan of the company. On the other hand, as required by Article 13 of the Internal Regulations of the Board of Directors, all the members who are or have been Officers of the Company are present daily at Bradesco, and work full time, exclusively dedicated to the Company, either by attending the meetings of the Board (in which all the strategic and relevant decisions are discussed concerning the various business areas and operations of the Organization) or advisory committees to which they belong, meeting specific and routine demands of the various businesses of Bradesco, in view of his/her experience in the activities of the Organization. These specific characteristics concerning the operation of the Board of Directors of Bradesco are reflected in the remuneration granted to its members.

Complementary Information

At the same time as the system of “Internal Career”, and as a way to allow the utilization of its best professionals, the Organization promotes a constant and rotational movement, shifting employees/Managers, especially those leading areas. The Organization provides to the Manager, through the "Rotation of Duties", greater integration, experience, personal challenges and consolidation of career, being continuously monitored and evaluated for possible movements in the hierarchy.

Within this context, the Organization aims to ensure that the compensation practice complies with the law, rules and regulations that govern the matter, based on (i) the Managers responsibilities, taking into consideration the different positions they hold and the functions they perform; (ii) the time dedicated to their duties; (iii) the competence and professional reputation, considering their experience and qualification; and (iv) the value of its services in the market.

In the scope of the Board of Directors, the definition of the value of the remuneration and pension plan paid to each member also takes into consideration the following elements: (i) the exercise of the positions of Chairman and Vice-Chairman of the body; (ii) the fact that some members participate in advisory committees; and (iii) each member's different length of experience in the banking sector and in the Bradesco Organization.

In relation to the Board of Executive Officers, the value of the remuneration is scaled according to the different levels into which the Officers of Banco Bradesco are divided, which are: (i) Chief Executive Officer; (ii) Executive Vice-Presidents; (iii) Managing Officers; (iv) Deputy Officers; (v) Department Officers; (vi) Officers; and (vii) Regional Officers. There is no difference in the remuneration attributed to the Executive Vice-Presidents, the Managing Officers and the Deputy Officers, that is, all members of each of these three categories receive exactly the same values applicable to each category. However, the Department Officers, the Officers and the Regional Officers may receive different values, between themselves, even if they occupy the same position. Such differences of values are based, in accordance with the criteria suggested by the Remuneration Committee and approved by the Board of Directors, on the experience and academic background of each Officer, on the relevance and on the level of responsibility in the areas under their command or on any another differential that the Board of Directors may deem appropriate.

                                          v.         existence of non-remunerated members by the issuer and the reason for this fact

Not applicable.

Complementary Information

c)         main performance indicators that are taken into consideration in determining each component of compensation

Corporate Assessment Process

The uniformity in the treatment of work areas is one of the keys for the Bradesco Organization’s effectiveness, as a manner to inhibit the individualism, maintaining a good work environment favorable for teamwork.

The Organization maintains a collegiate management culture, in which all relevant decisions, business or administrative ones, are made by committees composed, primarily, by Managers.

Thus, even with the establishment of goals and objectives for all areas, individually, for purposes of compensation, prevails the Overall performance of the Organization, making no segregation of area, if it is considered as area of business or support, technical or relationship.

This overall performance, denominated in the Corporate Rule as Corporate Assessment Process takes into consideration the outcome of performance indicators, as follows:

-    ROAE – Return on Equity – Adjusted;

-    Overall Customer Satisfaction Index;

-    Basel Index – Level 1;

-    Operating Efficiency Ratio (ER);

-    Social and Environmental Dimension of Market Indexes; and

-    Coverage Index.

Individual assessment process

The individual performance of the Managers, as well as their corresponding areas, is accompanied by their respective superiors, according to the formal evaluation process, in compliance with the requirements of CMN Resolution No. 3,921.

For the formal assessment process, specific indicators are defined for areas and for individual assessment, according to the Managers’ functions, taking into account the areas for business, controls, and other supporting areas.

For the assessment of areas, at least the following groups of indicators are considered:

a.        main activity actions: are indicators that suggest the goals and objectives of the main activities of the area;

b.        actions focused on operational efficiency: are indicators that measure the operating efficiency, in order to maximize their results with minimum use of resources;

Complementary Information

c.         actions directed to risks management: are corporate indicators that measure exposure to risk and the internal controls, properly monitored by the responsible Area (Integrated Risk Control Department – DCIR);

d.        actions directed to customer service: are indicators that assess the results/levels of satisfaction of internal and/or external customers; and

e.        actions directed to environmental aspects: are indicators that assess the degree of compliance of the objectives of the area to environmental aspects.

For individual assessment, at least the following indicators are considered:

a.        quality of the products/services: aims to evaluate the quality standards of products/services offered/rendered according to the area of the Manager assessed;

b.        commitment to strategy: aims to evaluate if its performance reflected positively with material contributions to the Strategic Planning in the period;

c.         participation in collegiate decisions: aims to evaluate the active participation in meetings and committees, with opinions that contributed to the submitted decisions;

d.        leadership team: evaluates the team management process;

e.        planning: assesses the ability to plan the activities of their area in the medium and long term;

f.          overview: evaluates, mainly, the Managers' vision about future trends to meet the demands of the market; and

g.        applies to the Board of Directors and its respective members, if suitable, the indicators listed above.

The performance assessment of Managers in the areas of internal control and risks management must be based on the achievement of the objectives of their own functions and not specifically in the overall performance of the Organization. The Integrated Risk Control Department – DCIR and the General Inspectorate Department – IGL are considered areas of internal control and risk management in the context of the Bradesco Organization, as well as the related areas of other companies of the Bradesco Organization.

d)        how compensation is structured to reflect the evolution of performance indicators

Complementary Information

It is up to the Board of Directors, after completion of all stages of definition and approval of the Overall Amount, to set the value of the compensation for each one of the Managers, in compliance with the following rules:

i.          uniformity of compensation among members of the same hierarchy (office), or differentiation as a result of the time in that position, experience, academic background or other difference that the Board of Directors deems appropriate;

ii.        part of the Overall Amount approved will be distributed in fixed equal monthly installments during the term of office of the Manager, subject to the provisions above, called Monthly Compensation; and

iii.      the remaining part of the Overall Amount may be distributed as Variable Compensation, upon proposal of the Remuneration Committee, which shall comply with established target criteria and performance indicators.

Based on the assessment and proposal of the Remuneration Committee, the Board of Directors shall define the amount of the Variable Compensation that will be paid to Managers, which will correspond to equal multiples of the Monthly Compensation that each Manager is receiving at the date of the resolution for the payment of Variable Compensation.

e)        how the compensation policy or practice is in line with the issuer’s short, medium and long term interests

In addition to the current rule, in the Bradesco Organization, to establish the Managers’ Compensation, it is taken into consideration the Bradesco Organizational culture, having as main practices the "Rotation of Duties" in management positions, the adoption of the “Internal Career” system for the ascension in functional and managing positions and the decision making, primarily by collegiate bodies.

It is a practice of the Bradesco Organization to develop, continuously, its human resources, understanding that the personal and professional growth is the main motivation for its employees and managers. The "Internal Career" system is the way to allow the use of its best professionals. The staff, in all levels, including the leadership, has absolute confidence in the possibility offered, to any employee, to ascend the Bradesco Organization on its own merits, being possible for a bookkeeper to reach the position of Chief Executive Officer or Chairman of the Board of Directors, the last stage of the “Internal Career” system.

Due to this practice, consistently adopted over decades, is that the leadership positions, including the ones in the Board of Directors, are in their majority held by people who began their career at Bradesco Organization.

Besides this whole process of commitment of Managers, 50% of the net value of the Variable Compensation is for the acquisition of PNB shares issued by BBD Participações S.A. (PNB BBD Shares) and/or preferred shares issued by Bradesco (Bradesco preferred shares), which are recorded and unavailable ("Restricted Shares").

Restricted Shares become available in three (3) equal, annual and successive installments, expiring the first installment one (1) year after the date of acquisition of shares, subject to any adjustments in the event of a significant reduction of Recurring Profit Made or occurrence of negative result of the Company during the deferral period.

Complementary Information

For the establishment of the deferral related to the 50% previously described, in order to meet the provisions of Article 7 of the CMN Resolution No. 3,921/10, the Organization takes into account the rotation of duties of the mentioned Managers, as well as the collegiate decision-making process through its various committees, with the consequent dilution of possible risks arising from its decisions. Thus, it was established a single percentage of 50% of the net amount of Variable Compensation, therefore over the 40% established in the Resolution, so as to balance the percentage of the deferred Variable Compensation at levels acceptable to all Managers.

In addition, the Pension Plan of the Managers constitutes a form of ensuring their performance focused on business perpetuity and on long-term value generation for the Company.

f)          existence of compensation supported by subsidiaries, controlled or direct or indirect controllers

Not applicable.

g)        existence of any compensation or benefit related to the occurrence of certain corporate event, such as the sale of the corporate control of the issuer

Not applicable.

Complementary Information

13.2 - Total compensation of the Board of Directors, Statutory Board of Executive Officers and Fiscal Council

Total compensation planned for current fiscal year (2018) – Annual Amount
Body	Board of Directors	Statutory Board of Executive Officers	Fiscal Council	Total
Total Number of members	9.00	90.00	5.00	104.00
Number of remunerated members	9.00	90.00	5.00	104.00
Fixed annual compensation	19,000,000.00	148,500,000.00	1,080,000.00	168,580,000.00
Salary or fees	19,000,000.00	148,500,000.00	1,080,000.00	168,580,000.00
Direct and indirect benefits	-.-	-.-	-.-	-.-
Committee membership	-.-	-.-	-.-	-.-
Other	-.-	-.-	-.-	-.-
Description of “Other” fixed compensation	-.-		-.-	-.-
Variable compensation	19,000,000.00	148,500,000.00	-.-	167,500,000.00
Bonus	-.-	-.-	-.-	-.-
Participation in the results	-.-	-.-	-.-	-.-
Attending meetings	-.-	-.-	-.-	-.-
Commissions	-.-	-.-	-.-	-.-
Other	19,000,000.00	148,500,000.00	-.-	167,500,000.00
Description of “Other” variable compensations

From the total amount of the Variable Compensation, based on target criteria and performance indicators, 50% of the net amount will be allocated for the acquisition of PNB shares issued by BBD Participações S.A. (PNB BBD Shares) and/or preferred shares issued by Bradesco (PN Bradesco shares), and will become available in three (3) equal, annual and successive installments, the first installment expiring in the year subsequent to the date of payment.

Post-employment	38,000,000.00	307,000,000.00	-.-	345,000,000.00
Benefits motivated by leaving the position	-.-	-.-	-.-	-.-
Stock based, including options	-.-	-.-	-.-	-.-
Notes	Values corresponding to post-employment benefits refer to the Managers’ Pension Plan mentioned in item 13.10.		-.-	-.-
Total Compensation	76,000,000.00	604,000,000.00	1,080,000.00	681,080,000.00

Complementary Information

Total compensation of the fiscal year 2017 – annual amount
Body	Board of Directors	Statutory Board of Executive Officers	Fiscal Council	Total
Total Number of members	7.75	88.00	5.00	100.75
Number of remunerated members	7.00	88.00	5.00	100.00
Fixed annual compensation	20,561,625.00	179,785,532.50	1,323,000.00	201,670,157.50
Salary or fees	16,785,000.00	146,763,700.00	1,080,000.00	164,628,700.00
Direct and indirect benefits	-.-	-.-	-.-	-.-
Committee membership	-.-	-.-	-.-	-.-
Other	3,776,625.00	33,021,832.50	243,000.00	37,041,457.50
Description of “Other” fixed compensation	Amount for INSS (Social Security) recognized in the Company’s result		-.-	-.-
Variable compensation	23,373,918.75	186,653,923.75	-.-	210,027,842.50
Bonus	-.-	-.-	-.-	-.-
Participation in the results	-.-	-.-	-.-	-.-
Attending meetings	-.-	-.-	-.-	-.-
Commissions	-.-	-.-	-.-	-.-
Other	23,373,918.75	186,653,923.75	-.-	210,027,842.50
Description of “Other” variable compensations

Variable Compensation, R$19,080,750.00, 50% of the net amount was allocated for the acquisition of PNB shares issued by BBD Participações S.A. (PNB BBD Shares) and/or preferred shares issued by Bradesco (PN Bradesco shares), which were recorded and unavailable (“Restricted Shares”), becoming available in three (3) equal, annual and successive installments, the first installment expiring in the year subsequent to the date of payment. Amount for INSS (Social Security) recognized in the Company’s result R$4,293,168.75

Variable Compensation, R$152,370,550.00, 50% of the net amount was allocated for the acquisition of PNB shares issued by BBD Participações S.A. (PNB BBD Shares) and/or preferred shares issued by Bradesco (PN Bradesco shares), which were recorded and unavailable (“Restricted Shares”), becoming available in three (3) equal, annual and successive installments, the first installment expiring in the year subsequent to the date of payment. Amount for INSS (Social Security) recognized in the Company’s result R$34,283,373.75.

Post-employment	35,604,000.00	309,396,000.00	-.-	345,000,000.00
Benefits motivated by leaving the position	-.-	-.-	-.-	-.-
Stock based, including options	-.-	-.-	-.-	-.-
Notes	Values corresponding to post-employment benefits refer to the Managers’ Pension Plan mentioned in item 13.10.		-.-	-.-
Total Compensation	79,539,543.75	675,835,456.25	1,323,000.00	756,698,000.00

Complementary Information

Total compensation of the fiscal year 2016 – annual amount
Body	Board of Directors	Statutory Board of Executive Officers	Fiscal Council	Total
Total Number of members *	8.00	86.00	5.00	99.00
Number of remunerated members	7.00	86.00	5.00	98.00
Fixed annual compensation	20,286,000.00	169,848,945.00	1,323,000.00	191,457,945.00
Salary or fees	16,560,000.00	138,652,200.00	1,080,000.00	156,292,200.00
Direct and indirect benefits	-.-	-.-	-.-	-.-
Committee membership	-.-	-.-	-.-	-.-
Other	3.726.000,00	31.196.745,00	243.000,00	35.165.745,00
Description of “Other” fixed compensation	Amount for INSS (Social Security) recognized in the Company’s result			-.-
Variable compensation	21,587,685.00	180,277,370.00	-.-	201,865,055.00
Bonus	-.-	-.-	-.-	-.-
Participation in the results	-.-	-.-	-.-	-.-
Attending meetings	-.-	-.-	-.-	-.-
Commissions	-.-	-.-	-.-	-.-
Other	21,587,685.00	180,277,370.00	-.-	201,865,055.00
Description of “Other” variable compensations

Variable Compensation R$17,622,600.00; 50% of the net amount will be allocated for the acquisition of preferred shares issued by Banco Bradesco S.A., which will be recorded and unavailable (“Restricted Shares”), and will become available in three (3) equal, annual and successive installments, the first installment expiring in the year subsequent to the date of payment.

INSS (Social Security) recognized in the Company’s results R$3,965,085.00.

Variable Compensation R$147,165,200.00; 50% of the net amount will be allocated for the acquisition of preferred shares issued by Banco Bradesco S.A., which will be recorded and unavailable (“Restricted Shares”), and will become available in three (3) equal, annual and successive installments, the first installment expiring in the year subsequent to the date of payment.

INSS (Social Security) recognized in the Company’s results R$33,112,170.00.

Post-employment	18,975,000.00	158,390,500.00	-.-	177,365,500.00
Benefits motivated by leaving the position	-.-	-.-	-.-	-.-
Stock based, including options	-.-	-.-	-.-	-.-
Notes	Values corresponding to post-employment benefits refer to the Managers’ Pension Plan mentioned in item 13.10.		-.-	-.-
Total Compensation	60,848,685.00	508,516,815.00	1,323,000.00	570,688,500.00

*   One member of the Board of Directors is compensated exclusively as Member of the Statutory Board of Executive Officers.

Complementary Information

Total compensation of the fiscal year 2015 – annual amount
Body	Board of Directors	Statutory Board of Executive Officers	Fiscal Council	Total
Total Number of members *	9.58	85.83	5.00	100.41
Number of remunerated members	8.58	85.83	5.00	99.41
Fixed annual compensation	15,239,000.00	115,430,280.00	882,000.00	131,551,280.00
Salary or fees	12,440,000.00	94,228,800.00	720,000.00	107,388,800.00
Direct and indirect benefits	-.-	-.-	-.-	-.-
Committee membership	-.-	-.-	-.-	-.-
Other	2,799,000.00	21,201,480.00	162,000.00	24,162,480.00
Description of “Other” fixed compensation	Amount for INSS (Social Security) recognized in the Company’s result			-.-
Variable compensation	15,656,235.00	121,028,111.74	-.-	136,684,346.74
Bonus	-.-	-.-	-.-	-.-
Participation in the results	-.-	-.-	-.-	-.-
Attending meetings	-.-	-.-	-.-	-.-
Commissions	-.-	-.-	-.-	-.-
Other	15,656,235.00	121,028,111.74	-.-	136,684,346.74
Description of “Other” variable compensations

Variable Compensation R$12,780,600.00; 50% of the net amount will be allocated for the acquisition of preferred shares issued by Banco Bradesco S.A., which will be recorded and unavailable (“Restricted Shares”), and will become available in three (3) equal, annual and successive installments, the first installment expiring in the year subsequent to the date of payment.

INSS (Social Security) recognized in the Company’s results R$2,875,635.00.

Variable Compensation R$98,798,458.56; 50% of the net amount will be allocated for the acquisition of preferred shares issued by Banco Bradesco S.A., which will be recorded and unavailable (“Restricted Shares”), and will become available in three (3) equal, annual and successive installments, the first installment expiring in the year subsequent to the date of payment.

INSS (Social Security) recognized in the Company’s results R$22,229,653.18.

Post-employment	24,932,934.41	191,620,161.52	-.-	216,553,095.93
Benefits motivated by leaving the position	-.-	-.-	-.-	-.-
Stock based, including options	-.-	-.-	-.-	-.-
Notes	Values corresponding to post-employment benefits refer to the Managers’ Pension Plan mentioned in item 13.10.		-.-	-.-
Total Compensation	55,828,169.41	428,078,553.26	882,000.00	484,788,722.67

* One member of the Board of Directors is compensated exclusively as Member of the Statutory Board of Executive Officers.

13.3 - Variable compensation of the Board of Directors, Statutory Board of Executive Officers and Fiscal Council

a)        body (see table in “d.ii” below)

b)        number of members (see table in “d.ii” below)

c)        number of remunerated members (see table in “d.ii” below)

d)        in relation to bonus:

                                                i.              minimum amount predicted in the compensation plan

Complementary Information

Bradesco does not establish minimum amount in the compensation plan for the Board of Directors, Statutory Board of Executive Officers and Fiscal Council.

                                              ii.              maximum amount predicted in the compensation plan

Maximum amount set in the compensation plan for the current fiscal year:

	Board of Directors	Statutory Board of Executive Officers	Fiscal Council	Total
Total number of members	9.00	90.00	5.00	104.00
Number of remunerated members	9.00	90.00	5.00	104.00
Bonus	-	-	-	-
minimum amount predicted in the compensation plan	-	-	-	-
maximum amount predicted in the compensation plan	19,000,000.00	148,500,000.00	-	167,500,000.00
Amount predicted in the compensation plan, in case the goals established were achieved.	-	-	-	-
Participation in the results	-	-	-	-
minimum amount predicted in the compensation plan	-	-	-	-
maximum amount predicted in the compensation plan	-	-	-	-
Amount predicted in the compensation plan, in case the goals established were achieved.	-	-	-	-

                                            iii.              amount predicted in the compensation plan, in case the goals established were achieved

Bradesco does not establish compensation amount automatically associated with the achievement of goals for the Board of Directors, Statutory Board of Executive Officers and Fiscal Council.

So, even with the establishment of goals and objectives for all areas, individually, for compensation purposes, prevails the Overall performance of the Bradesco Organization, irrespective of the area, whether it is considered support or business, technical or relationship area.

Complementary Information

                                            iv.              Amount effectively recognized in the results

Total compensation of the fiscal year 2017 – annual amount
Body	Board of Directors	Statutory Board of Executive Officers	Fiscal Council	Total
Total number of members	7.75	88.00	5.00	100.75
Number of remunerated members	7.00	88.00	5.00	100.00
Bonus	-	-	-	-
Minimum amount predicted in the compensation plan	-	-	-	-
Maximum amount predicted in the compensation plan	-	-	-	-
Amount effectively recognized in the results	19,080,750.00	152,370,550.00	-	171,451,300.00
Participation in the results	-	-	-	-
Minimum amount predicted in the compensation plan	-	-	-	-
Maximum amount predicted in the compensation plan	-	-	-	-
Amount predicted in the compensation plan, in case the goals established were achieved.	-	-	-	-
Amount effectively recognized in the results	-	-	-	-

Total compensation of the fiscal year 2016 – annual amount
Body	Board of Directors	Statutory Board of Executive Officers	Fiscal Council	Total
Total number of members	8.00	86.00	5.00	99.00
Number of remunerated members	7.00	86.00	5.00	98.00
Bonus	-	-	-	-
Minimum amount predicted in the compensation plan	-	-	-	-
Maximum amount predicted in the compensation plan	-	-	-	-
Amount effectively recognized in the results	17,622,600.00	147,165,200.00	-	164,787,800.00
Participation in the results	-	-	-	-
Minimum amount predicted in the compensation plan	-	-	-	-
Maximum amount predicted in the compensation plan	-	-	-	-
Amount predicted in the compensation plan, in case the goals established were achieved.	-	-	-
Amount effectively recognized in the results	-	-	-	-

Total compensation of the fiscal year 2015 – annual amount
Body	Board of Directors	Statutory Board of Executive Officers	Fiscal Council	Total
Total number of members	9.58	85.83	5.00	100.41
Number of remunerated members	8.58	85.83	5.00	99.41
Bonus	-	-	-	-
Minimum amount predicted in the compensation plan	-	-	-	-
Maximum amount predicted in the compensation plan	-	-		-
Amount effectively recognized in the results	12,780,600.00	98,798,458.56	-	111,579,058.56
Participation in the results	-	-	-	-
Minimum amount predicted in the compensation plan	-	-	-	-
Maximum amount predicted in the compensation plan	-	-	-	-
Amount predicted in the compensation plan, in case the goals established were achieved.	-	-	-	-
Amount effectively recognized in the results	-	-	-	-

Complementary Information

e)        in relation to the participation in the result:

i.               minimum amount predicted in the compensation plan

Bradesco does not establish any amount corresponding to the participation in the result in the compensation plan for the Board of Directors, Statutory Board of Executive Officers and Fiscal Council.

ii.             maximum amount predicted in the compensation plan

Bradesco does not establish any amount corresponding to the participation in the result in the compensation plan for the Board of Directors, Statutory Board of Executive Officers and Fiscal Council.

iii.           amount predicted in the compensation plan, in case the goals established were achieved

Bradesco does not establish any amount corresponding to the participation in the result in the compensation plan for the Board of Directors, Statutory Board of Executive Officers and Fiscal Council.

iv.           amount effectively recognized in the result of the last three fiscal years

Bradesco does not establish any amount corresponding to the participation in the result in the compensation plan for the Board of Directors, Statutory Board of Executive Officers and Fiscal Council.

13.4 - Compensation plan based on shares of the Board of Directors and of the Statutory Board of Executive Officers

Bradesco has no plan of share-based compensation for the Board of Directors and Statutory Board of Executive Officers.

Pursuant to Resolution No. 3,921/10, the payment of Variable Compensation, due to the corporate assessment process and upon achievement of performance goals, 50% of the net amount paid by the Manager will be allocated for the acquisition of PNB shares issued by BBD Participações S.A. (PNB BBD Shares) and/or preferred shares issued by Bradesco (Bradesco Preferred shares), which will be recorded and unavailable (“Restricted Shares”). The Restricted Shares will become available in three (3) equal, annual and successive installments, expiring the first installment one year after the date of the acquisition of shares.

13.5 -   Compensation based on shares of the Board of Directors and of the Statutory Board of Executive Officers

Bradesco has no plan of share-based compensation for the Board of Directors and Statutory Board of Executive Officers.

Pursuant to Resolution No. 3,921/10, the payment of Variable Compensation, due to the corporate assessment process and upon achievement of performance goals, 50% of the net amount paid by the Manager will be allocated for the acquisition of PNB shares issued by BBD Participações S.A. (PNB BBD Shares) and/or preferred shares issued by Bradesco (Bradesco preferred shares), which will be recorded and unavailable (“Restricted Shares”). The Restricted Shares will become available in three (3) equal, annual and successive installments, expiring the first installment one year after the date of the acquisition of shares.

Complementary Information

13.6 -   Information on options (open) held by the Board of Directors and Statutory Board of Executive Officers

Bradesco has no plan based on shares option for the Board of Directors and Statutory Board of Executive Officers.

13.7 -   Options exercised and shares delivered related to compensation based on shares of the Board of Directors and of the Statutory Board of Executive Officers

Bradesco has no plan based on shares option for the Board of Directors and Statutory Board of Executive Officers.

13.8 -   Information necessary for understanding the data disclosed in items 13.5 to 13.7 – Method of pricing the value of shares and options

Bradesco has no plan based on shares (including stock option) for the Board of Directors and Statutory Board of Executive Officers.

The payment of Variable Compensation of the Management is accounted for in Personal expenses with collection of social security contributions (INSS) and recognized in the year. Of the total net amount (after legal discount) credited to the current account of the manager, it is charged 50% for the acquisition of PNB shares issued by BBD Participações S.A. (PNB BBD Shares) and/or preferred shares issued by Bradesco (Bradesco preferred shares), which are recorded on his behalf and unavailable for trading, being released 1/3 every year in subsequent years.

13.9 -   Number of shares, quotas and other securities convertible into shares held by managers and members of the Fiscal Council – by body

BODY	BRADESCO		CIDADE DE DEUS		BBD PARTICIPAÇÕES			BRADESPAR
	COMMON	PREFERRED	COMMON	PREFERRED	COMMON	PREFERRED	PNB	COMMON	PREFERRED
Board of Directors	13.838.248	28.818.107	329.013.772	-	44.304.898	-	97.967	145.296	819.912
Board of Executive Officers	72.516	3.055.458	5	-	42.649.323	13.484.950	462.639	-	678
Fiscal Council	2.541	123.217	-	-	-	-	-	3.268	37.708

13.10 - Information on private pension plans granted to the members of the Board of Directors and of the Statutory Board of Executive Officers

Complementary Information

a)        Body

See table 13.10

b)        number of members

See table 13.10

c)         number of remunerated members

See table 13.10

d)        name of the Plan

Bradesco Organization’s Pension Plan

e)        number of managers that meet the conditions to retire

See table 13.10

f)          conditions for early retirement

In case the participant is older than 55 when they withdraw from the Bradesco Organization, if they retire by the INSS (Social Security), and have contributed to the Plan for at least 10 years, they may choose to receive a proportional Instant Monthly Income, resulting from the amount accumulated in the participant’s individual account (contributions made by the company and the participant).

g)        updated value of accumulated contributions in the pension plan until the end of last fiscal year, deducting the portion related to contributions directly made by the managers

See table 13.10

h)        total value of accumulated contributions during the last fiscal year, deducting the portion related to contributions directly made by the managers

See table 13.10

i)          if there is the possibility of early redemption and the conditions for that

There is the possibility of early redemption after grace period of a full calendar year, counted from the first working day of the month of January of the year following the contribution, in compliance with the rules governing the subject.

Complementary Information

Table 13.10

Body (Item “a”)	Total number of members (Items “b and c”)				Item “e”	Item “g”	Item “h”
	Total number of members	Number of remunerated members	Retired	Active		R$	R$
Board of Directors	7.0	7.00	7.00	-	-	70,710,798.02	35,604,000.00
Statutory Board of Executive Officers	88.00	88.00	5.00	83.00	-	456,165,114.66	309,396,000.00
Total	95.00	95.00	12.00	83.00	-	526,875,912.68	345,000,000.00

13.11 - Highest, lowest and the average individual compensation for the Board of Directors, Statutory Board of Executive Officers and Fiscal Council

Reason for not filling the table:

Bradesco’s management and supervisory bodies are comprised with professionals affiliated to the Brazilian Institute of Financial Executives (“IBEF”) of Rio de Janeiro. On March 2, 2010, the IBEF obtained from the 5th Federal Court of Rio de Janeiro Judicial District (lawsuit 20105101002888-5) an injunction worded as follows:

“Now, therefore, I GRANT the pleaded injunction, determining the suspension of the validity of subsection 13.11 of Attachment 24 of CVM Instruction No. 480/09, in relation to IBEF associates and, consequently, to the companies to which they are linked, prohibiting the application of any sanction in the affiliates or in the companies to which they are linked until the subsequent decision of this Court.”

On May 17, 2013 a judgment on the merits of the referred lawsuit was handed down, through which the aforementioned injunction was ratified and the request made by IBEF was upheld, having been given to the defendant - CVM, that: “…abstain from implementing the requirement contained in subsection 13.11 of Attachment 24 of CVM Instruction No. 480/09, as well as apply any penalty related to the noncompliance to the referred request, to IBEF associates and to the companies with which they are associated…”.

CVM filed an appeal, which was received only in devolutive effect, and the case was sent to the Federal Regional Court of the 2nd Region, according to order made in first instance in December 2013.

The reason for not disclosing the minimum, medium and maximum compensation of the members of the companies’ management and supervisory bodies is based on the preservation of individual rights to privacy and safety of the individual members of mentioned statutory bodies.

In respect to these individual rights and judicial decision referred to above, Bradesco will not disclose the information, unless judicial determination decrees otherwise.

Complementary Information

13.12 - Compensation or indemnity mechanisms for managers in case of removal from office or retirement

Bradesco does not pay this type of compensation to the Board of Directors, Statutory Board of Executive Officers and Fiscal Council.

13.13 - Percentage in total compensation held by Management and members of the Fiscal Council that are related parties to the controlling companies

Body	2017	2016	2015
	%	%	%
Board of Directors	100.0%	100.0%	100.0%
Statutory Board of Executive Officers	81.4%	77.4%	91.6%
Fiscal Council	0.0%	0.0%	0.0%

13.14 - Compensation of managers and Fiscal Council’s members, grouped by body, received for any reason other than the position they occupy

Bradesco does not pay this type of compensation to the Board of Directors, Statutory Board of Executive Officers and Fiscal Council.

13.15 - Compensation of managers and Fiscal Council’s members recognized in the income of the controlling shareholders, direct or indirect, of companies under common control and of the issuer’s subsidiaries

Fiscal Year 2017 – amounts received that were recognized in the results of subsidiaries according to the exercise of the Office in these companies.

R$	Board of Directors	Statutory Board of Executive Officers	Fiscal Council	Total
Direct and indirect controllers	-	-	-	-
Issuer’s subsidiaries	64,888,690.64	-	-	64,888,690.64
Companies under common control	-	-	-	-

Fiscal Year 2016 – amounts received that were recognized in the results of subsidiaries according to the exercise of the Office in these companies.

R$	Board of Directors	Statutory Board of Executive Officers	Fiscal Council	Total
Direct and indirect controllers	-	-	-	-
Issuer’s subsidiaries	48,663,124.40	-	-	48,663,124.40
Companies under common control	-	-	-	-

Complementary Information

Fiscal Year 2015 – amounts received that were recognized in the results of subsidiaries according to the exercise of the Office in these companies.

R$	Board of Directors	Statutory Board of Executive Officers	Fiscal Council	Total
Direct and indirect controllers	-	-	-	-
Issuer’s subsidiaries	60,874,295.44	-	-	60,874,295.44
Companies under common control	-	-	-	-

13.16 - Other relevant information

There is no further information that we deem relevant.

Complementary Information

Power of Attorney Template

By this instrument of power of attorney, [SHAREHOLDER’S NAME], [NATIONALITY], [MARITAL STATUS], [OCCUPATION], Identity Card No. ......................../[ISSUING BODY], Individual Taxpayer’s ID No. ............................., with address at [FULL ADDRESS], appoints his/her attorney-in-fact Mr. [NAME OF ATTORNEY-IN-FACT], [NATIONALITY], [MARITAL STATUS], [OCCUPATION], Identity Card No. ......................../[ISSUING BODY], Individual Taxpayer’s ID No. ..........................., with address at [FULL ADDRESS], with specific powers to represent him/her, in the capacity of Shareholder of Banco Bradesco S.A. (BRADESCO), at the Special and Annual Shareholders’ Meetings to be held on March 12, 2018, at 4 p.m. and 4:15 p.m., at the headquarters, Núcleo Cidade de Deus, Vila Yara, Osasco, São Paulo, 5º andar, Prédio Vermelho, at Salão Nobre, exercising the voting right entitled to him/her as holder of common shares issued by the aforementioned Bank, with powers to present proposals, examine, discuss and vote on matters to be submitted to resolution of the aforementioned Meetings, including, but not limited to, vote targeting in the candidates appointed to compose the Company’s Board of Directors and/or Fiscal Council, in compliance with the provisions of Article 141, 161 and/or 162 of Law No. 6,404/76. Mentioned attorney-in-fact may also sign minutes, records, papers, terms and what else is needed for the good and faithful compliance with this power of attorney and shall exercise the powers that were granted to him/her, observing the limits imposed by the legislation in force and by the items of the agenda listed in the call notice, pursuant to the guidance below:

I) At the Special Shareholders’ Meeting to be held at 4 p.m.:

•         To increase the capital stock with bonus stock, by means of capitalization of part of the balance of the “Profit Reserves – Statutory Reserve” account, with consequent amendment to the “caput” of Article 6 of the Bylaws

☐ favor ☐ against ☐ abstetion

II) At the Special Shareholders’ Meeting to be held at 4h15 p.m. (cumulative) – partial amendment to the Bylaws:

•         amendment to the term of office of the Managers, of the members of the Remuneration Committee and of the Ombudsman,  changing the Paragraph Three of Article 7, the "caput" and Paragraph One of Article 12 and the “caput” of Articles 8, 22 and 23

☐ favor ☐ against ☐ abstetion

•         amendment to the age limit to take office on the Board of Executive Officers, changing Article 7, including the Paragraph Four, the Paragraph Two of Article 12 and Articles 18 and 19

☐ favor ☐ against ☐ abstetion

•         inclusion of responsibilities to the Board of Directors to position themselves on corporate transactions that can lead to change of control and on public offer for acquisition of shares of the Company, changing Article 9, including items "j" and "k" and renumbering the subsequent items

☐ favor ☐ against ☐ abstetion

•         To allow the Chairman of the Board of Directors or his statutory substitute to appoint the President of the Shareholders’ Meetings,  changing the "caput" of Article 10 and  letter "b" of Article 24

☐ favor ☐ against ☐ abstetion

Complementary Information

•         amendment to the Sole Paragraph of Article 1, as a result of the amendment of the corporate name of BM&FBOVESPA S.A. - Bolsa de Valores, Mercadorias e Futuros

☐ favor ☐ against ☐ abstetion

•         amendment to the Article 11, concerning the number of regular meetings of the Board of Directors

☐ favor ☐ against ☐ abstetion

•         inclusion of letter "g" in the Paragraph Three of Article 13, concerning the representation of the Company before the certifying entities

☐ favor ☐ against ☐ abstetion

•         amendment to the Article 14, to give greater transparency to the activities already carried out by the Management

☐ favor ☐ against ☐ abstetion

•         amendment to Article 16, concerning the nomination of a substitute in the Board of Executive Officers, by the Board of Directors, in the event of a vacancy, absence or temporary impediment

☐ favor ☐ against ☐ abstetion

•         amendment to Article 17, on the representation of the Company in companies and/or external entities

☐ favor ☐ against ☐ abstetion

•         amendment to Item III of Article 27, improving its wording, without changing its content

☐ favor ☐ against ☐ abstetion

III) At the Annual Shareholders’ Meeting to be held on 4h15 p.m. (cumulative)

•         approve the management accounts and the Financial Statements related to the fiscal year ended on December 31, 2017

☐ favor ☐ against ☐ abstetion

•         allocation of the net income of the fiscal year 2017

☐ favor ☐ against ☐ abstetion

•         definition of 9 (nine) members to compose the Board of Directors

☐ favor ☐ against ☐ abstetion

Complementary Information

•         election of the following candidates appointed by the controlling shareholders to compose the Fiscal Council:

Luiz Carlos Trabuco Cappi

☐  favor ☐ against  ☐ abstention

Carlos Alberto Rodrigues Guilherme

☐  favor ☐ against  ☐ abstention

Denise Aguiar Alvarez

☐  favor ☐ against  ☐ abstention

João Aguiar Alvarez

☐  favor ☐ against  ☐ abstention

Milton Matsumoto

☐ favor ☐ against  ☐ abstention

Domingos Figueiredo de Abreu

☐ favor ☐ against  ☐ abstention

Alexandre da Silva Glüher

☐ favor ☐ against  ☐ abstention

Josué Augusto Pancini

☐ favor ☐ against  ☐ abstention

Maurício Machado de Minas

☐ favor ☐ against  ☐ abstention

•        election of the following candidates appointed by the controlling shareholders to compose the Fiscal Council:

Effective Member	Alternate Member
Domingos Aparecido Maia	Nilson Pinhal
José Maria Soares Nunes	Renaud Roberto Teixeira
Ariovaldo Pereira	Jorge Tadeu Pinto de Figueiredo

☐ favor ☐ against  ☐ abstention

•         election, in a separate voting process, of the following candidates appointed by IGN Participações Ltda. and Magnat Participações Ltda., minority shareholders holding common shares, to compose the Fiscal Council:

Effective Member	Alternate Member
João Carlos de Oliveira	José Luiz Rodrigues Bueno

☐ favor ☐ against  ☐ abstention

Complementary Information

•        overall compensation and the amount to fund the Pension Plan for the Management

☐ favor ☐ against  ☐ abstention

•        monthly compensation for the effective members of the Fiscal Council

☐ favor ☐ against  ☐ abstention

[City, State,] ...... of .................... 2018

_______________________________

[shareholders’ name]

(Notarized signature)

Complementary Information

Specific power of attorney template for separate voting – shareholders holding preferred shares

By this instrument of power of attorney, [SHAREHOLDER’S NAME], [NATIONALITY], [MARITAL STATUS], [OCCUPATION], Identity Card No. ......................../[ISSUING BODY], Individual Taxpayer’s ID No. ............................, with address at [FULL ADDRESS], appoints his/her attorney-in-fact Mr. [NAME OF ATTORNEY-IN-FACT], [NATIONALITY], [MARITAL STATUS], [OCCUPATION], Identity Card No. ......................../[ISSUING BODY], Individual Taxpayer’s ID No. …………………., with address at [FULL ADDRESS], with specific powers to represent him/her, in the capacity of Shareholder of Banco Bradesco S.A. (BRADESCO), at the Special and Annual Shareholders’ Meetings to be cumulatively held on March 12, 2018, at 4:15 p.m., at the headquarters, Núcleo Cidade de Deus, Vila Yara, Osasco, São Paulo, 5º andar, Prédio Vermelho, at Salão Nobre, exercising the voting right entitled to him/her as holder of preferred shares issued by the aforementioned Bank, with powers to vote exclusively on the candidates appointed by preferred shareholders to compose the Company’s Fiscal Council, in compliance with the provisions of Articles 161 and 162 of Law No. 6,404/76. Mentioned attorney-in-fact may also sign minutes, records, papers, terms and what else is needed for the good and faithful compliance with this power of attorney.

Mentioned attorney-in-fact shall exercise the powers that were granted to him/her in relation to item “5” of the Annual Shareholders’ Meeting, observing the limits imposed by the legislation in force.

[City, State,] ........................., 2018

_______________________________

[Shareholder's name]

(Notarized signature)

Voting Guideline

•        election, in a separate voting process, of the following candidates appointed by minority shareholders, holding preferred shares, to compose the Fiscal Council:

As there are indications of three (3) pairs of candidates running for only one (1) vacancy intended for minority shareholders holding preferred shares, the remaining shareholders may:

1.      refrain or manifest themselves as contrary to the election of the three (3) pairs of candidates (effective and alternate members); and

2.      vote favorably for the election of only one (1) of the three (3) pairs. In this case, they will invariably vote contrary to the election of the other two (2) pairs;

3.      distribute their votes among all the pairs. In this case, the sum of the votes may not exceed 100% of their stake;

Bradesco clarifies that, if the shareholder does not indicate how they want to direct the quantities of shares to each of the pairs, or the total of their stake does not observe item 3 above, their votes will be canceled.

Complementary Information

Appointed by Messrs. Roberto Kaminitz and Henrique Borenstein
Effective Member	Alternate Member
Luiz Carlos de Freitas	João Sabino

☐ favor ☐ against  ☐ abstention

Number of preferred shares destined to the pair mentioned above: ___________ (shares)

Appointed by Aberdeen Asset Management PLC, itself and on behalf of the investment funds and portfolios managed by companies in its economic group
Effective Member	Alternate Member
Walter Luis Bernardes Albertoni	Reginaldo Ferreira Alexandre

☐ favor ☐ against  ☐ abstention

Number of preferred shares destined to the pair mentioned above: ___________ (shares)

Appointed by PREVI - Caixa de Previdência dos Funcionários do Banco do Brasil
Effective Member	Alternate Member
Luiz Alberto de Castro Falleiros	Eduardo Georges Chehab

☐ favor ☐ against  ☐ abstention

Number of preferred shares destined to the pair mentioned above: ___________ (shares)

Complementary Information

Management’s Comments on the Company

Complementary Information

10.1 - General Financial and Equity Conditions

Officers should comment:

a)   general financial and equity conditions

The Officers understand that Bradesco has all financial and asset conditions to ensure the compliance with obligations, guaranteeing the business expansion in the short- and long-terms.

The Officers’ analysis is based on information from the last three managerial financial statements on the balance sheet date, as follows:

2017

2017 was a challenging year, but one that showed a noticeable resumption of economic activity in the country.

At Bradesco, even in an uncertain environment, we completed another chapter of achievements and important advances in our history book, the result of a balanced operational strategy, with a range of sources for the generation of business and of results, thus diversifying the risks intrinsic to the activity. Also, driven by the vocation of a pioneering spirit and determination to be at the forefront of the industry, at all times, our technological structure evolves constantly, in synergy with the advances and new forms of interaction between society and digital media and mobility, combined with the technical and professional improvement of the staff members, fundamental pillars of our Organization.

With over 75 years of professional life dedicated solely to the Bradesco Organization, with magnificent examples of endeavor, honesty and ethics, Mr. Lázaro de Mello Brandão presented his letter of resignation from the position of Chairman of the Board of Directors of Bradesco, on October 10, 2017, remaining as Chairman of the Board of the Controlling Companies of Bradesco. Originally, from Casa Bancária Almeida & Cia., a financial institution that in 1943 became Banco Brasileiro de Descontos S.A., today Banco Bradesco S.A., he conducted with great expertise, over these years, the principles and values that serve as a foundation for our Organization.

For the Organization, there are reasons for optimism regarding the Brazil of tomorrow and, in this context, we reiterate the positive prospects in relation to the growth capacity of the country. Confident in 2018, we will be looking out for business opportunities that arise in an increasingly competitive market. Thus, to exceed expectations and maintain sustainable growth, Bradesco is striving to integrate its principles in line with the strategic planning, aiming to offer increasingly diversified products and services and an extensive and well-distributed network of qualified and modern services.

The year’s achievements are the result of the dedicated work of employees and other collaborators, to which we are grateful, and also to our shareholders and clients, through support, trust and preference with which they have distinguished us.

Among the relevant events of the financial year of 2017 are the following:

  once again chosen to be a part of the Dow Jones Sustainability Index – DJSI of the New York Stock Exchange, in the Dow Jones Sustainability Emerging Markets category;
  for the thirteenth year in a row, it was recognized among the companies listed in the Corporate Sustainability Index – ISE of B3 S. A. – Brasil, Bolsa, Balcão;
  for the first time Bradesco integrates the Vigeo Eiris Best Emerging Markets Performers Ranking of the European Agency pioneer in ASG analysis, which covers environmental, social and governance factors; and
  In July 2017, envisaging the adaptation of the framework and for greater synergy gains, the Bank launched the Special Voluntary Severance Program Scheme – PDVE, in which the employees who met the requirements of the regulation might present, until the end of August, their interest in the program. The implantation of the Program, which at the end accounted for the voluntary dismissal of 7.4 thousand people, was conducted in order to preserve the high standard of quality of customer care and services provided to clients and users.

Complementary Information

The Recurring Net Income was R$19.024 billion in the financial year of 2017, equivalent to R$3.13 per share and annualized profitability of 18.1% over the average Shareholders’ Equity. The return on Average Total Assets was 1.5%. Shareholders’ Equity amounted to R$110.457 billion and total of the managerial assets stood at R$1.298 trillion.

Loan Operations

Bradesco, attentive to the challenging scene of the credit market, constantly monitors its loan portfolios in order to keep its policy up to date and in line with the current economic situation, supporting the expansion and diversification of supply in various channels of distribution, which cover the Network of Branches, Banking Correspondents, and Digital Channels. These differentials have contributed to the achievement of loans and direct financing or in strategic partnerships with the various business chains.

  R$492.931 billion was the balance at the end of the year, of consolidated credit operations, in the expanded concept, which includes Sureties and Guarantees, Letters of Credit, Anticipation of Credit Card Receivables, Debentures, Promissory Notes, Investment Funds in Credit Rights for Certificates of Real Estate Receivables and Rural Credit; and
  R$36.527 billion was the consolidated balance for the provision for doubtful debtors, encompassing an additional provision of R$6.918 billion, above what’s required by Resolution No. 2,682/99, of the National Monetary Council.

Securities sold under agreements to repurchase

The resources funded and managed, in the end of 2017, amounted to R$1.987 trillion, tier 4.3% higher than the previous year. Overall, the Bank manages 25,810 million account holders and 63,403 million savings accounts with a balance of R$103.333 billion, representing 18.3% of the SBPE – Brazilian Savings and Loan System.

  R$578.840 billion in Demand Deposits, Time Deposits, Interbank Deposits, Savings Accounts and Securities Sold Under Agreements to Repurchase;
  R$834.646 billion in assets under management, comprising Investment Funds, Managed Portfolios and Third-Party Fund Quotas, a 10.3% increase in the year;
  R$293.330 billion in the Exchange Portfolio, Borrowings and On-lendings in Brazil, Working Capital, Tax Payments and Collection and Related Charges, Funds From Issuance of Securities in Brazil, and Subordinated Debt in Brazil;
  R$246.653 billion in Technical Reserves for Insurance, Pension Plans and Capitalization Bonds, up by 10.4% in the year; and

Complementary Information

•         R$34.018 billion in Foreign Funding, through public and private issues, Subordinated Debt Overseas, Securitization of Future Financial Flows and Borrowings and On-lendings Overseas, equivalent to US$10.047 billion.

At the close of the financial year of 2017, the market value of Bradesco, considering the closing prices of the common and preferred shares, totaled R$200.521 billion, an increase of 24.7% in 2017, representing 1.8 times the Shareholders’ Equity on December 31, 2017.

2016

2016 was a year of great events. The conclusion of the acquisition of HSBC Bank Brasil S. A. – Banco Múltiplo (HSBC Brasil), the largest in our history, allowed us to broaden our base of account holders and expand activities in strategic markets such as the Southeast, Midwest, and South. In a short period, we saw the integration of platforms, the collaboration of the workforce, and replaced the entire brand in total agreement with the outlined objectives.

Sponsoring the Rio 2016 Olympics and Paralympics in Rio de Janeiro was another demonstration of confidence in the Country’s ability to deliver. The Games gave the Bradesco brand global exposure and made visible the Organization’s commitment to constructive attitudes that motivate and move people, the nation’s greatest asset.

In response to the challenges posed by the current economic landscape, we made increasing investments and firm business incentives. The strategic and budgetary planning was completed successfully; we improved processes targeting greater efficiency, and saw innovation on all fronts, supported by a Service Network present throughout the country. Our employees are always committed and determined to work harder and better, in line with current demands.

Committed to the Goals of Sustainable Development, we celebrated the 60th anniversary of Fundação Bradesco, the Organization’s principal social project. With 40 schools, located primarily in disadvantaged regions, dedicated to the education of children and teenagers, the Foundation became a point of reference for education in the Country, and shines a light on the paths of social inclusion, providing the common good.

Brazil has the credentials to move forward and resume growth. Confident that, in 2017, we will write another chapter of achievements in our history, we reaffirm our willingness to overcome obstacles with constructive attitudes and investments, providing the best products and services to our clients, shareholders, and investors.

We would like to thank everyone for their support, preference, and above all, their confidence placed in Bradesco. We also thank our employees and other collaborators for their effort, dedication, and full commitment, which was decisive in overcoming obstacles and achieving results.

Among the relevant events of the financial year of 2016 are the following:

•         the conclusion, in July, of the acquisition of 100% of the capital stock of HSBC Bank Brasil S.A. – Banco Múltiplo and HSBC Serviços e Participações Ltda. (HSBC Brasil), with the due approval of the relevant activities. The approval, in the Shareholders’ Meeting, of the division of HSBC Brasil, enabled the integration of people and of operational and technological platforms, resulting in the replacement of the brand in its service network and providing greater synergy in its operations. Thus, since October 8, HSBC Brasil clients have accessed their accounts and other services as Bradesco clients. This is the largest acquisition ever made by the Bank, cementing its position in the domestic financial scene;

Complementary Information

•         once again chosen to be a part of the Dow Jones Sustainability Index – DJSI of the New York Stock Exchange, in the Dow Jones Sustainability Emerging Markets category. There was an increase in overall performance with emphasis on the issues of “Crime Prevention Policies and Measures”, “Financial Stability”, and “Systemic Risk and Financial Inclusion”;

•         for the twelfth consecutive year, the Bank was recognized among the companies listed in the Corporate Sustainability Index – ISE of BM&FBOVESPA S.A. – Bolsa de Valores, Mercadorias e Futuros (Securities, Commodities and Future Exchanges). The portfolio is reviewed annually, though analysis of economic-financial, social, environmental, and corporate governance aspects. Forming part of the index reaffirms Bradesco’s commitment to the adoption of good business practices; and

•         the achievement, once again, of winning the ABRASCA Award – Best Annual Report, in the “Public Company Group 1” category, awarded by the Brazilian Association of Public Companies – ABRASCA, which recognizes a company’s commitment to transparency in its relationship with shareholders, clients, and stakeholders.

In addition to the highlights above, the Rio 2016 Olympic Games consolidated a cycle of building a legacy based on the transforming power of sports. Bradesco was on board since the beginning and became the first official sponsor of the Olympic Games, in the Bank and Insurance categories. Reinforcing this commitment, the Bank was also a sponsor of the Olympic Torch and Paralympic Torch Relay, which brought the excitement and Olympic spirit to several corners of Brazil, promoting the global essence of the event. The results were acknowledged on many fronts, always leveraging the brand, the generation of business and the engagement of employees. Studies have demonstrated the growth of the attractiveness index of Bradesco, besides being one of the most well remembered brands of all the sponsors.

The Book Net Income was R$15.084 billion in the financial year of 2016, equivalent to R$2.73 per share and annualized profitability of 15.5% over the average Shareholders’ Equity. The annualized return on Average Total Assets was 1.4%. Shareholders’ Equity amounted to R$100.442 billion and total of the managerial assets stood at R$1.294 trillion.

Loan Operations

Bradesco, attentive to the challenging landscape of the credit market, constantly monitors its loan portfolios in order to keep its policy up to date and in line with the current economic situation, supporting the expansion and diversification of the supply in various channels of distribution, which cover the Network of Branches, Banking Correspondents, and Digital Channels. These differentials have contributed to the achievement of loans and direct financing or in strategic partnerships with the various business chains.

  R$514.990 billion was the balance at the end of the year, of consolidated credit operations, in the expanded concept, which includes Sureties and Guarantees, Letters of Credit, Anticipation of Credit Card Receivables, Debentures, Promissory Notes, Investment Funds in Credit Rights, Certificates of Real Estate Receivables and Rural Credit, with an evolution of 8.6% in the period; and

Complementary Information

  R$40.714 billion was the consolidated balance for the provision for doubtful debtors, encompassing an additional provision of R$7.490 billion, which includes provision for guarantees provided, above what’s required by Resolution No. 2,682/99, of the National Monetary Council.

Securities sold under agreements to repurchase

The resources funded and managed, in the end of 2016, amounted to R$1.905 trillion, tier 26.1% higher than the previous year. Overall, the Bank manages 26,802 million account holders, 62,107 million savings accounts with a balance of R$97.089 billion, representing 18.7% of the SBPE – Brazilian Savings and Loan System.

  R$583.284 billion in Demand Deposits, Time Deposits, Interbank Deposits, Savings Accounts and Securities Sold Under Agreements to Repurchase;
  R$756.488 billion in assets under management, comprising Investment Funds, Managed Portfolios and Third-Party Fund Quotas, a 37.5% increase;
  R$299.312 billion in the Exchange Portfolio, Borrowings and On-lendings in Brazil, Working Capital, Tax Payments and Collection and Related Charges, Funds From Issuance of Securities in Brazil, and Subordinated Debt in Brazil;
  R$223.342 billion in Technical Reserves for Insurance, Pension Plans and Capitalization Bonds, up by 25.6%; and

•         R$42.486 billion in Foreign Funding, through public and private issues, Subordinated Debt Overseas, Securitization of Future Financial Flows and Borrowings and On-lendings Overseas, equivalent to US$13.036 billion.

At the close of the financial year of 2016, the market value of Bradesco, considering the closing prices of the common and preferred shares, totaled R$160.813 billion, representing 1.6 times the Shareholders’ Equity on December 31, 2016.

2015

2015 was a year of achievements and advances for Bradesco, which become all the more valuable taking into account the environment of uncertainties during the period, in a context of decelerated economy, decreasing GDP and persistent inflation. We have been successful and we are convinced that the financial activity is fundamental for the country to return to the path of growth.

Bradesco, since it was founded 72 years ago, has held an ongoing relationship with society, driven by the vocation of the pioneering spirit and determination to be contemporary at all times. From any angle assessed, the democratization of banking products and services has been a constant. The culture of quality, intersection point of all initiatives, contributed to the evolution of the technological structure, associated to the technical and professional improvement of the staff, pillars that distinguish us in the financial market.

Complementary Information

Among the events of major relevance in 2015, we highlight the signature for the Purchase Contract of Shares with HSBC Latin America Holdings (UK) Limited for the acquisition of 100% of the share capital of HSBC in Brazil. The operation, which is subject to the approval of the competent regulatory agencies, reaffirms the objectives of Bradesco to strengthen its presence and activity in the market.

In the context of corporate sustainability, the Bradesco Organization maintains its commitment in the constant search of integrating its principles to its strategic planning. In the social area, Fundação Bradesco deserves special attention, one of the largest private social and educational programs in Brazil, with 40 schools installed in priority regions of accentuated socioeconomic deprivation, promoting free basic and quality education, strengthening ethical values and civic-mindedness.

With renewed optimism in facing future challenges, Bradesco reiterates its positive vision in relation to Brazil. The planning of the Organization has solid foundations, proven in the scale already achieved, its great diversification in terms of products and services, robust financial and equity situation, one of the largest networks of customer service in Brazil, compatible presence abroad, use of the best corporate governance practices and qualified internal structure, in terms of experience and operational efficiency, to respond to the demands of sustained growth.

With the feeling of overcoming adversity and recognition, we wish to thank our clients and shareholders, for their trust, support and preference; to the Officers, employees and other collaborators, for their effort, dedication and commitment to the Organization's strategies, determinants for the results obtained.

Among the important events of 2015 are the following:

•      on July 6, the signature of the partnership with FCA Fiat Chrysler Automóveis Brasil and Banco Fidis, through Bradesco Financiamentos, for a period of ten years, to finance the sales of vehicles of the brands Jeep, Chrysler, Dodge and Ram in Brazil;

•      On August 3, the disclosure of the signature of the Purchase Contract of Shares with HSBC Latin America Holdings (UK) Limited for the acquisition of 100% of the share capital of HSBC Bank Brasil S.A. – Banco Múltiplo and HSBC Serviços e Participações Ltda., with the consequent takeover of all operations of HSBC in Brazil, whose decision was ratified at the Special Shareholders’ Meeting on December 17, 2015. Subject to the approval of the competent regulatory bodies, the operation reaffirms the goals of Bradesco to strengthen its presence and activity in the market, thus increasing gains in efficiency and scale;

•      on August 6, the launch of the Espaço Bradesco Next Móvel at Shopping Iguatemi, in São Paulo; later, on October 8 and 30, in Morumbi Shopping and Shopping Park São Caetano, respectively. The objective of this new configuration, itinerant in form will mark our presence in different localities, taking to the public the experience of the latest technologies and innovations, as well as expanding the conquest of new business;

•      on August 31, the inauguration of the new premises of Grupo Bradesco Seguros in Alphaville – São Paulo, with a modern and sustainable architectural structure, where it will centralize the operations of all its segments. The integration extends further the synergy between the areas, generating gains in productivity and quality, in addition to improving assistance to the Branches and to clients;

Complementary Information

·      on September 14, for the tenth consecutive year, Bradesco was selected to integrate the Dow Jones Sustainability Index – DJSI, of the New York Stock Exchange, in the Dow Jones Sustainability World Index and Dow Jones Sustainability Emerging Markets portfolios. The DJSI is composed of actions of a select list of companies in the world, with best practices for sustainable development; and

·      since September, Bradesco Clients can withdraw cash and check their balance without the use of the card, in the whole Rede Banco24Horas network, besides the Bradesco network, using biometric authentication with the palm of the hand.

In addition to the highlights above, in January 2016, Bradesco signed a non-binding Memorandum of Understanding with Banco do Brasil S.A., Banco Santander (Brasil) S.A., Caixa Econômica Federal and Itaú Unibanco S.A., in order to create a holding company of credit intelligence ("GIC"), which will develop a database with the goal of adding, reconciling and handling database and credit-related information, of individuals and corporations, which expressly authorize their inclusion in the database, as required by the applicable rules.

The Book Net Income was R$17.190 billion for the year, corresponding to R$3.42 per share and annualized return of 19.7% on average Shareholders’ Equity. The return on Average Total Assets was 1.7%. Consolidated Shareholders’ Equity amounted to R$88.907 billion and total of the managerial assets stood at R$1.080 trillion.

Loan operations

The challenging scenario for the credit market makes the Bank maintain its policy always updated and commensurate with the current moment of economy, preserving the expansion and diversification of the offer, which covers the Branch Network, Banking Correspondents and Digital Channels. These differentials have contributed to the implementation of borrowings or in direct lending or in strategic partnerships with the various chains of business.

  R$474.027 billion was the balance, at year-end, of the consolidated credit operations, in the expanded concept, including Sureties and Guarantees, Letters of Credit, Advances of Credit Card Receivables, Debentures, Promissory Notes, Co-Obligation in Receivables-Backed Investment Funds, Mortgage-Backed Receivables and Rural Loans, for a 4.2% increase for the period.

·         R$29.499 billion was the consolidated balance of the provision for doubtful accounts, considering an additional provision of R$6.410 billion, which includes provision for guarantees provided, in the amount required by Resolution No. 2,682/99 issued by the National Monetary Council.

Securities sold under agreements to repurchase

At year-end, the funds obtained and managed totaled R$1.510 trillion, 5.9% higher than the previous year. In all, the Bank manages 26.027 million checking account customers, 60.086 million savings accounts with balances of R$91.879 billion, accounting for 18.0% of the SBPE – Brazilian Savings and Loan System.

  R$475.486 billion in demand deposits, time deposits, interbank deposits, Federal funds purchased and securities sold under agreements to repurchase and savings deposits;
  R$550.284 billion in managed funds, comprising Investment funds, managed portfolios and third-party fund units, a 12.6% increase;
  R$248.210 billion, recorded in Foreign exchange portfolio, Borrowings and onlending, working capital, collection and payment of taxes and others, funds from issuance of securities and subordinated debt – domestic;
  R$177.834 billion in technical provisions for insurance, private pension plan funds and capitalization bonds, a 16.0% increase; and

Complementary Information

·         R$58.582 billion in foreign funding, through public and private issues, subordinated debt abroad, securitization of future financial flows and borrowings and onlendings abroad, equivalent to US$11.234 billion. Of this amount, we highlight the capture in the total value of US$375 million with the International Finance Corp (IFC), of which US$150 million come from the IFC itself and US$225 million from a group of Banks, whereby the resources are destined for loans to small and medium sized enterprises.

At the end of the financial year of 2015, Bradesco’s market value, taking into account the closing quotations of common and preferred shares, was R$100.044 billion, representing 1.1 times the Shareholders’ Equity on December 31, 2015.

The following are comments about our key indicators:

I)     Basel Ratio

Brazilian financial institutions are subject to methodology for capital metrics and levels based on a risk-weighted asset index. The parameters of this methodology resemble the international framework for minimum capital measurements adopted for the Basel Accord. Starting in October 2013, the implementation of a new capital structure began in Brazil. The Central Bank of Brazil (Bacen), through CMN Resolution No. 4,192/13, set out the new methodology for calculating the Capital (“PR” – Patrimônio de Referência), superseding CMN Resolution No. 3,444/07. Since then, the Capital started being calculated based on CMN Resolution No. 4,192/13, which determined that the elaboration be made based on the "Prudential Conglomerate", as per January 2015.

The composition of our Basel Ratio is shown below:

Complementary Information

R$ million

Calculation Basis	Basel III Prudential Conglomerate			Variation			
	Dec17	Dec16	Dec15	Dec17 x Dec16		Dec16 x Dec15	
				R$	%	R$	%
Capital - PR	**104,673**	**101,127**	**102,825**	**3,546**	**3.5**	**(1,698)**	**(1.7)**
Tier I	**80,085**	**78,763**	**77,507**	**1,322**	**1.7**	**1,256**	**1.6**
Common equity	**75,080**	**73,747**	**77,507**	1,333	1.8	(3,760)	(4.9)
Shareholders' equity	110,457	100,442	88,907	10,015	10.0	11,535	13.0
Non-controlling interests / Other	69	61	-	8	13.1	61	-
Prudential adjustments as per CMN Resolution No. 4,192/13 (1)	(35,446)	(26,756)	(11,400)	(8,690)	32.5	(15,356)	134.7
Additional capital (2)	**5,005**	**5,016**	-	**(11)**	**(0.2)**	**5,016**	-
Tier II	**24,588**	**22,364**	**25,318**	**2,224**	**9.9**	**(2,954)**	**(11.7)**
Subordinated debt (prior to CMN Resolution No. 4,192/13)	7,641	12,560	19,513	(4,919)	(39.2)	(6,953)	(35.6)
Subordinated debt (according to CMN Resolution No. 4,192/13)	16,947	9,804	5,805	7,143	72.9	3,999	68.9
Risk-weighted assets - RWA	**611,442**	**656,189**	**612,217**	**(44,747)**	**(6.8)**	**43,972**	**7.2**
Credit risk	554,929	589,977	556,441	(35,048)	(5.9)	33,536	6.0
Operational Risk	47,605	50,444	37,107	(2,839)	(5.6)	13,337	35.9
Market risk	8,908	15,768	18,670	(6,860)	(43.5)	(2,902)	(15.5)
Total Ratio	**17.1%**	**15.4%**	**16.8%**	**1.7 p.p.**		**(1.4) p.p.**	
Tier I capital	**13.1%**	**12.0%**	**12.7%**	**1.1 p.p.**		**(0.7) p.p.**	
Common equity	**12.3%**	**11.2%**	**12.7%**	**1.1 p.p.**		**(1.5) p.p.**	
Additional capital (2)	**0.8%**	**0.8%**	-	-		**0.8 p.p.**	
Tier II capital	**4.0%**	**3.4%**	**4.1%**	**0.6 p.p.**		**(0.7) p.p.**	
Subordinated debt (prior to CMN Resolution No. 4,192/13)	**1.2%**	**1.9%**	**3.2%**	**(0.7) p.p.**		**(1.3) p.p.**	
Subordinated debt (according to CMN Resolution No. 4,192/13)	**2.8%**	**1.5%**	**0.9%**	**1.3 p.p.**		**0.6 p.p.**	

(2) Criteria used by CMN Resolution No. 4,192/13 (including subsequent amendment); and

(2) In December 2017 and 2016, it considers the subordinate debts authorized by the Central Bank, to compose Tier I.

In December 2017, the Capital stood at R$104,673 million, against risk-weighted assets totaling R$611,442 million. The total Basel Ratio presented an increase of 1.7 p.p. compared to the previous year, going from 15.4% in December 2016 to 17.1% in December 2017, driven by: (i) the increase in the net income of the period; (ii) the decrease in the weighted assets; and (iii) the mark-to-market effect of the securities available for sale; partly offset by: (iv) the amendment of the application of the prudential adjustments, as defined in Resolution No. 4,192/13, going from 60%, in 2016, to 80%, in 2017; and (v) the provisioning of Interest on Own Capital.

In December 2016, the Capital of the Prudential Conglomerate stood at R$101,127 million, against risk-weighted assets totaling R$656,189 million. The Basel Ratio reached 15.4%, the Tier I Capital ratio, 12.0%, a decrease of 0.7 p.p. compared to December 2015, mainly impacted by: (i) the effect of the consolidation of HSBC Brasil, which influenced: (a) the risk-weighted assets; (b) goodwill/ intangible assets; and (c) the other prudential adjustments, which were also impacted by the change in the implementation of the adjustment factor, as defined in the CMN Resolution No. 4,192/13, which went from 40% in January 2015, to 60% from January 2016; partly offset by: (ii) the issuance of Subordinated Bonds, authorized by the Central Bank in November 2016, to compose Tier I/ Additional Capital, in the amount of R$5.0 billion.

II)   Operating Efficiency Ratio (ER) and Operating Coverage Ratio

Complementary Information

R$ million

Calculation Basis	2017	2016	2015	Variation 2017 x 2016 R$	Variation 2017 x 2016 %	Variation 2016 x 2015 R$	Variation 2016 x 2015 %
Personnel Expenses [1]	18,060	16,144	13,358	1,916	11.9	2,786	20.9
Administrative Expenses	20,122	19,134	16,339	988	5.2	2,795	17.1
Total (A)	**38,182**	**35,278**	**29,697**	**2,904**	**8.2**	**5,581**	**18.8**
Net Interest Income = Gross Income from Financial Intermediation (-) ALL and impairment of financial assets	63,253	63,718	55,387	(465)	(0.7)	8,331	15.0
Fee and Commission Income	30,810	28,024	24,839	2,786	9.9	3,185	12.8
Income from Insurance Premiums, Pension Plans and Capitalization bonds, net of Variation of Technical Provisions, Retained Claims and others [2]	6,792	5,669	5,426	1,123	19.8	243	4.5
Equity in the Earnings (Losses) of Unconsolidated Companies	192	218	144	(26)	(11.9)	74	51.4
Other Operating Revenues and Expenses	(7,393)	(7,015)	(6,708)	(378)	5.4	(307)	4.6
Total (B)	**93,654**	**90,614**	**79,088**	**3,040**	**3.4**	**11,526**	**14.6**

Ratios - %				Variation 2017 x 2016	Variation 2016 x 2015
ER - Operating Efficiency Ratio (3) - disregarding the effect of the impairment of financial assets	40.8	38.9	37.5	1.9 p.p.	1.4 p.p.
Operating Coverage Ratio (4)	77.8	76.2	80.0	1.6 p.p.	-3.8 p.p.

(1) Does not consider the value of the employee's profit-sharing (PLR), whose amount is R$1,440 million in 2017, R$1,493 million in 2016 and R$1,341 million in 2015. The total of Personnel Expenses is R$19,500 million in 2017, R$17,637 million in 2016 and R$14,699 million in 2015;

(3) ER = (Personnel Expenses – PLR + Administrative Expenses) / (Financial margin + Revenue to Provide Services + Insurance Results + Res. Shares in Affiliated Companies + Other Operating Income – Other Operating Expenditure); and

(4) Operational Coverage Index = (Revenue to Provide Services) / (Administrative Expenses + Personnel Expenses).

Operating Efficiency Ratio (ER) - disregarding the effect of the impairment of financial assets

The ER, disregarding the effect of the impairment of financial assets, in 2017, was recorded as 40,8%, showing an increase of 1.9 p.p. compared to 2016, due to: (i) the increase in operating expenses in the period, impacted by the effect of the consolidation of HSBC Brasil, as of the third quarter of 2016; (ii) the lower financial margins; partially offset by: (iii) the growth of the fee and commission income, prompted by the increase in the volume of business and services provided.

A comparison between 2016 and 2015 shows an improvement of 1.4 p.p. in the ratio, mainly due to: (i) the increase in operating expenses during the period, impacted by the effect of the consolidation of HSBC Brasil as of the third quarter of 2016; offset by: (ii) the growth of (a) the fee and commission income, prompted by the increase in the volume of business and services provided; and (b) the net interest income.

Operating Coverage Ratio

In the comparison between 2017 and 2016, the operational coverage ratio showed improvement, mainly due to the increase in revenue from services provided, coupled with ongoing efforts to control expenses, including the actions taken by the Efficiency Committee and measures applied to increase the offer of products and services to the entire customer base.

In 2016, the operating coverage ratio was recorded as 76.2%, a decrease of 3.8 p.p. compared to the previous year, mainly impacted by the increase in operating expenses due to the effect of the consolidation of HSBC Brasil as of the third quarter of 2016. Nevertheless, it should be noted that the maintenance of this high-level indicator is mainly caused by ongoing cost control efforts, including (a) the Efficiency Committee’s initiatives; (b) investments in Information Technology, which totaled R$6.595 billion in 2016; and (c) measures applied to increase the offer of products and services available to the entire client base.

Complementary Information

III) Main loan portfolio indicators

Delinquency Ratio > 90 days(1)

(1) Concept defined by the Central Bank of Brazil.

The delinquency ratio considering operations with delays over 90 days of the total portfolio, maintained the downward trend observed during 2017, as seen in the graph, with emphasis on the issues of Micro, Small and  Medium Sized Enterprises and Individuals, that presented during the year, reductions in the balance of their delinquent credits, being 31.8% and 19.1%, respectively.

In 2016, the delinquency ratio over 90 days amounted to 5.5% of the credit portfolio, representing an increase of 1.4 p.p. in comparison to 2015, mainly due to the low demand for credit, as well as the intensified deceleration of economic activities, which has impacted the capacity of payments, mainly of companies.

It is important to highlight that in the fourth quarter of 2016, R$2.0 billion loan assignments (previously written-off) were carried out without the retention of risks and benefits, which did not alter the rates of delinquency in the period, nor had a significant impact on the results.

In 2015, the delinquency ratio over 90 days amounted to 4.1% of the credit portfolio, representing an increase of 0.6 p.p. in comparison to 2014, mainly due to: (i) the slower pace of growth of the credit portfolio; and (ii) the impact of the process of deceleration of the economic activity. It is important to stress the reduction in the delinquency rate of the Large Companies segment, which partially cancelled out the effects of the increase in delinquency of Individuals and Micro, Small and Medium Sized Enterprises.

Complementary Information

Coverage Ratios

In December 2017, the coverage ratio of the Allowance for Loan Losses (ALL) in relation to loans overdue from 60 to 90 days reached 175.0% and 211.4%, respectively, indicating a comfortable level of provisions.

The balance of the Allowance for Loan Losses (ALL) of R$36,527 million in December 2017, was comprised of: (i) R$29,608 million in provisions required by the Central Bank of Brazil; and (ii) R$6,918 million of additional provisions.

In December 2016, the coverage ratio of the Allowance for Loan Losses (ALL) in relation to loans overdue from 60 to 90 days reached 158.8% and 188.4%, respectively, indicating a comfortable level of provisions.

The balance of the Allowance for Loan Losses (ALL) of R$40,714 million in December 2016, was comprised of: (i) R$33,224 million in provisions required by the Central Bank of Brazil; and (ii) R$7,490 million of additional provisions.

In December 2015, the coverage ratio of the Allowance for Loan Losses (ALL) in relation to loans overdue from 60 to 90 days reached 161.7% and 198.0%, respectively, indicating a comfortable level of provisions.

The balance of the Allowance for Loan Losses (ALL) of R$29,499 million in December 2015, was comprised of: (i) R$23,089 million in provisions required by the Central Bank of Brazil; and (ii) R$6,410 million of additional provisions.

Complementary Information

b)   capital structure

When Bradesco’s Officers analyze the tables below, they understand that the Bank’s current capital structure is adequate and consistent with the business expansion strategy. The largest funding source for its operations is from third-party capital.

Capital Structure

In December 2017, Bradesco’s capital was R$59.1 billion, composed of 6,108,962 thousand book-entry shares without par value, of which 3,054,481 thousand common shares and 3,054,481 thousand preferred shares.

In December 2016, Bradesco’s capital was R$51.1 billion, composed of 5,553,602 thousand book-entry shares without par value, of which 2,776,801 thousand common shares and 2,776,801 thousand preferred shares.

In December 2015, Bradesco’s capital was R$43.1 billion, composed of 5,048,729 thousand book-entry shares without par value, of which 2,524,365 thousand were common shares and 2,524,364 thousand were preferred shares.

Over the last three years, Bradesco has kept its proportion of capital held by third parties at around 91.8%, which is seen as a normal level for institutions in the financial intermediation business.

c)    capacity to pay financial commitments

Officers understand that the operations stated in the balance sheet at the periods stated below, for the last three financial years, evidence that Bradesco has a comfortable liquidity margin to comply with its short-term liabilities. It is worth mentioning that Bradesco’s asset and liability management policy is regularly reviewed to ensure sufficient liquidity to honor withdrawals, deposits, repay other obligations at maturity, extend loans or other forms of credit to the customers and meet its own needs of working capital for investment. The following table presents our consolidated balance sheet by maturity:

Complementary Information

Consolidated Managerial Balance Sheet by time limits

Complementary Information

d)   financing sources used for working capital and investments in non-current assets

We highlight below the main sources of working capital and investments in non-current assets for the last three financial years:

Deposits

In December 2017, the balance of our deposits increased 13.3% compared to December 2016, mainly due to new business opportunities offered to clients, principally by virtue of the interest rate oscillations occurring in the period.

In December 2016, the balance of our deposits reached R$234.2 million, an increase of 19.6% compared to December 2015, mainly due to: (i) the larger volume of funding, partly due to the interest rate oscillations occurring in the period; (ii) the effect of HSBC Brasil’s consolidation occurred as of the third quarter of 2016; and (iii) the increase of the base of account holders and of new savings accounts.

Deposits accounted for 40.4% of all main sources of funding in December 2017. The deposits consist primarily of real-denominated, interest-bearing time and savings deposits, real-denominated, non-interest-bearing demand deposits, and interbank deposits.

Regarding the balance of demand deposits, there was an increase of 2.0% or R$662 million, in the comparison between 2017 and 2016.

Regarding the savings deposits, the 2017’s balance increased by 6.4% or R$6,244 million compared to the 2016’s balance. It is worth highlighting that, Bradesco has been increasing, constantly, its base of savers, and in the last 12 months, presented a net evolution of 1.3 million new savings accounts.

The balance of the deposits showed an increase of 21.8% or R$22,499 million between the years 2017 and 2016, to a large extent explained by the interest rate oscillations occurring in the period and investment alternatives available to clients.

In December 2017, we had 25.8 million account holders and 63.4 million savings accounts, compared to 26.8 million account holders and 62.1 million savings accounts in December 2016. In December 2015, we had 26.0 million account holders and 60.1 million savings accounts.

Complementary Information

Debentures

In December 2017, the balance of debentures of Bradesco reached R$44,453 million, presenting a decrease of 48.3% in comparison to December 2016, mainly due to the compliance with Resolution No. 4,527/16, which changed the use of these securities issued by institutions linked to the conglomerate as a collateral for repo operations.

In December 2016, the balance of debentures of Bradesco reached R$86,064 million, registering an increase of 8.8% in comparison to December 2015. This increase refers mainly to the placement of these financial instruments, which are also used as a collateral for repo operations.

Borrowing and Onlending

In the comparison between 2017 and 2016, the balance of borrowings and onlendings decreased 11.2% or R$6,528 million. This variation is explained by the reduction: (i) in the volume of funds raised by borrowings and onlendings in the country, particularly through Finame operations; and (ii) in the volume of funds raised abroad.

In the comparison between 2016 and 2015, the balance of borrowings and onlendings decreased 17.3% or R$12,141 million, basically due to: (i) the decrease of R$9,961 million, or 31.0%, in borrowings and onlendings denominated and/or indexed in foreign currency, whose balance changed from R$32,119 million in December 2015 to R$22,158 million in December 2016, partly due to the negative exchange rate variation of 16.5% in the period; (ii) the reduction in the volume of funds raised by borrowings and onlendings in the country, particularly through Finame operations; offset by: (iii) the increase in the volume of funds raised through BNDES operations.

Funds from securities issued

In the comparison between December 2017 and 2016, the decrease of 10.5%  or R$15,796 million, in funds from securities issued was primarily due to: (i) lower volume of Financial Bills, in the amount of R$14,905 million; and (ii) decrease in the balance of operations abroad in the amount of R$2,737 million.

In the comparison between December 2016 and 2015, the increase of R$41,260 million, or 37.7%, in funds from securities issued was primarily due to: (i) increased inventory of Financial Bills, from R$71,692 million in December 2015 to R$108,475 million in December 2016, basically due to new issuances in the period; (ii) higher volume of real state credit notes, in the amount of R$6,733 million; and (iii) the effect of HSBC Brasil’s consolidation, complete as of the third quarter of 2016.

Subordinated Debt

In December 2017, subordinated debt totaled R$50,180 million (R$11,638 million abroad and R$38,542 million in Brazil), presenting a decrease of 4.6% or R$2,431 million, in comparison with 2016, principally due to the maturities of debts which occurred in the periods.

In December 2016, subordinated debt totaled R$52,611 million, up R$2,328 million, or 4.6%, in comparison with 2015, mainly due to the issuing of new subordinated debts in the period.

e)   financing sources for working capital and investments in non-current assets that it intends to use to cover liquidity deficits

The Officers report that as sources of financing for working capital and for investments in non-current assets used to cover liquidity shortfalls, the company may use the following resources: (i) Deposit Raising; (ii) Issuance of Debentures; (iii) Loans; (iv) Issuance of Securities; and (v) Injection of Capital by the controlling shareholders. It should be pointed out that Bradesco’s Treasury Department acts as a support center for our business segments by managing the funding and liquidity positions and executing investment objectives in accordance with asset and liability management policies. It is also responsible for setting the rates for our different products, including interbank rates. The Treasury Department covers any funding shortfall through borrowing in the interbank market, investing any surpluses in liquid instruments in the interbank market.

Complementary Information

In some limited circumstances, we may obtain emergency funds from the Central Bank of Brazil through a transaction referred to as “discount.” A discount is a loan from the Central Bank of Brazil to a financial institution, that loan being guaranteed by Federal Government securities owned by the financial institution. The amount of Federal Government securities held by the financial institution as trading securities limits the amount of discount transactions. Bradesco did not enter into discount transactions for liquidity purposes.

f)     indebtedness ratios and the characteristics of the debts, also describing: (i) relevant loan and financing agreements; (ii) other long-term relationships with financial institutions; (iii) level of subordination between debts; (iv) any restrictions imposed on the issuer, in particular in relation to limits for indebtedness and contracting new debts, to the distribution of dividends, disposal of assets, issue of new securities and disposal of shareholding control, as well as if the issuer is in accordance with the restrictions

There are no loan and financing agreements or long-term relationships with financial institutions that we believe are relevant for Bradesco.

Financial institutions are subject to operating limits defined by the National Monetary Council and the Central Bank of Brazil for operating, according to provisions of the regulations in force, particularly Law No. 4,595/64, which sets forth the National Financial System.

Among the limits defined, noteworthy are as follows (i) Capital consistent with the risks of its activity, (ii) fixed assets, which limits to 50% of the Capital amount the total funds invested in Permanent Assets, (iii) exposure by costumer, which sets forth the maximum limit of 25% of the amount of Capital of exposure by costumer, (iv) exposure in gold, foreign currency and in operations subject to foreign exchange variation, limited to 30% of the Capital amount, and (v) minimum limits of realized capital and shareholders’ equity for operating.

Rules also bar financial institutions from carrying out certain operations, and noteworthy are as follows: (i) granting loans or advances to related companies, managers and relatives, and (ii) acquiring real estate not intended for own use.

g)   limits of contracted financing and percentages already used

There are no limits of contracted financing.

h)   significant changes to each item of financial statements

Officers understand that Bradesco has all financial and asset conditions to ensure the compliance with obligations, guaranteeing the business expansion.

Complementary Information

We present below comments on the items the Officers believe are important and relevant, stated in the Balance sheet and Statement of Recurring Income.

Consolidated Managerial Balance Sheet Adjusted

In relation to significant changes in consolidated managerial balance sheet adjusted items, the table below compares the most significant events in 2015, 2016 and 2017. It is worth noting that all lines of the Balance Sheet were impacted by the consolidation of HSBC Brasil, occurring from the third quarter of 2016.

Interbank Investments

The balance of interbank investments amounted to R$154,270 million in December 2017, down R$23,415 million or 13.2% in comparison with December 2016, reflecting the drop in the financed position, to the value of R$24,414 million in the period.

Complementary Information

In December 2016, the balance of interbank investments amounted to R$177,685 million, up R$37,228 million or 26.5% in comparison with December 2015, mainly due to the increase of R$36,632 million or 28.8% in the financed position, mainly due to the increase in the balance of Financial Treasury Bills, that was partly offset by the consolidation of HSBC Brasil, as from third quarter of 2016.

Securities

In December 2017, securities represented 45.0% of our total assets (December 2016 – 42.5% and December 2015 – 37.7%).

In December 2017, the balance of securities was up 6.3% (R$34,777 million) in comparison with December 2016, primarily due to the balance growth of: (i) government securities, in the amount of R$44,547 million; and (ii) securities tied to PGBL/VGBL, to the amount of R$22,732 million. This increase was impacted, partially, by the reduction of R$31,559 million in committed operations, arising from investment funds and managed portfolios, applied by subsidiaries included in the Bradesco Consolidated Managerial.

In December 2016, the balance of securities was up 34.9% (R$142,289 million) in comparison with December 2015, primarily due to the balance growth of: (i) securities tied to PGBL/VGBL, to the amount of R$52,978 million; (ii) committed operations, arising from investment funds and managed portfolios, applied by subsidiaries included in the Bradesco Consolidated Managerial, to the amount of R$43,362 million; and (iii) government securities, to the amount of R$30,342 million; and (iv) private securities, to the amount of R$15,602 million.

Interbank and Interbranch Accounts

Interbank and interbranch accounts that basically correspond to compulsory deposits with the Central Bank of Brazil, totaled R$68,197 million, in December 2017, 5.3% of our total assets (December 2016 – 4.6% and December 2015 – 5.2%).

In the comparison between December 2017 and 2016, the 15.6% increase mainly refers to an increase in the compulsory reserves on demand deposits, mainly due to the increase of funding volumes.

In the comparison between December 2016 and 2015, the 5.9% increase mainly refers to an increase in the compulsory reserves on demand deposits, mainly due to the increase of funding volumes.

Loan and Leasing Operations

In December 2017, loan and leasing operations represented 25.0% of our total assets (December 2016 – 26.9% and December 2015 – 30.9%).

In the comparison between December 2017 and 2016, the decrease of 6.6% refers, basically: (i) the decrease of 7.4% in operations with companies, mainly due to  the decrease of (a) operations abroad, (b) working capital and BNDES/Finame transfers; which was offset: (ii) by an increase of loans to Individuals that increased 2.0% in the period, especially products of (a) payroll-deductible loans, (b) real estate financing and (c) CDC vehicles.

In the comparison between December 2016 and 2015, the 4.1% increase refers, principally, to the growth due to the effect of HSBC Brasil’s consolidation, as from third quarter of 2016, partly impacted by the further worsening of economic conditions in the period, leading to lower demand for credit. The products that had the strongest growth in this period for Individuals were: (i) real estate financing; and (ii) credit cards. In the companies segment, the highlights were: (i) operations bearing credit risk – commercial portfolio (debentures and promissory notes); and (ii) export financing.

Complementary Information

Other Receivables and Assets

The balance of the other credits and values and goods accounted for in December 2017, 12.1% of our total assets (December 2016 – 11.7% and December 2015 – 12.4%).

Between December 2017 and 2016, the evolution of 4.3% refers, substantially, to the increase of: (i) debtors for escrow deposits; (ii) taxes and contributions to offset; and (iii) securities of receivables.

In the comparison between December 2016 and 2015, the evolution of 13.2% or R$17,682 million refers, substantially, to: (i) an increase in the balance of securities of receivables; (ii) the higher volume of operations with credit cards; (iii) increase in debtors for escrow deposits; and (iv) an increase in the volume of tax credits, mainly those originating from temporary differences, partly related to: (a) the constitutions of provision for doubtful debtors and (b) labor, tax and civil provisions.

Permanent – Intangible Assets

In December 2017, fixed assets reached R$30,435 million, decrease of R$851 million compared to 2016, due to the intangible assets.

The balance of the permanent assets reached R$31,286 million in December 2016, whereby 68.9% of this total is represented by intangible assets, that recorded R$21,543 million, an increase of R$8,915 million, or 70.6%, in relation to the balance of the previous year, reflecting mainly the constitution of the goodwill arising from the acquisition of HSBC Brasil, in the third quarter of 2016.

Securities sold under agreements to repurchase

The balance of Federal funds purchased and securities sold under agreements to repurchase, in the comparison between December 2017 and 2016, showed a drop of 10.2% or R$35,508 million, driven, basically, by the drop of (i) R$25,728 million in operations with the third parties portfolio, mainly influenced by the variation of the Treasury Financial Bills; and (ii) R$8,948 million in the balance of the operations portfolio itself.

The balance of Federal funds purchased and securities sold under agreements to repurchase totaled R$349,070 million in December 2016, an increase of 24.8%, or R$69,344 million compared to December 2015, mainly due to the increase: (i) of R$39,142 in operations with the third parties portfolio, mainly influenced by the variation of the Treasury Financial Bills; and (ii) of R$26,146 million in the balance of own operations portfolio, due, largely, to the increase of operations with public securities and debentures.

Provisions for insurance, pension plan and capitalization

In the comparison between December 2017 and 2016, technical reserves for insurance, pension plans and capitalization grew by 10.4%, or R$23,311 million, mainly due to: (i) an increase of R$20,008 million in technical reserves for VGBL plans; and (ii) an increase of R$2,296 million in technical reserves for PGBL plans.

In the comparison between December 2016 and 2015, technical reserves for insurance, pension plans and capitalization grew by 25.6%, or R$45,507 million, mainly due to the increase: (i) of R$41,558 million in pension products, mainly as a result of the variation in technical reserves for VGBL and PGBL plans; and (ii) of R$3,341 million in insurance products, with an emphasis on "Health" and "Life".

Complementary Information

Other liabilities

Between December 2017 and 2016, the decrease of 9.8% in the balance of other obligations refers, substantially, to the decrease of: (i) operations with credit cards; and (ii) volume of subordinated debt, that showed a drop of 4.6% compared with December 2016.

In the comparison between December 2016 and 2015, the increase of 20.3% of other obligations is related, principally, to the increase of: (i) miscellaneous provisions, like contingent liabilities and sureties and guarantees; (ii) operations with credit cards; (iii) obligations with credit concession; (iv) the subordinated debt; and (v) the effect of the consolidation of HSBC Brasil as of the third quarter of 2016.

We also highlight that the main sources of fund raising: (i) Deposits; (ii) Debentures; (iii) Loans and onlendings; (iv) Resources from issuance of securities; and (v) Subordinated debts, are being commented in item 10.1 d).

Statement of Recurring Income

During the year of 2017, certain non-recurring events were recorded in our financial statements in order to allow a better understanding, comparability and analysis of our performance, we have adjusted our Statement of Income after excluding such events, thus resulting in what we refer to as Statement of Recurring Income.

(1)        Besides contingent liabilities, it includes in 2017 (i) special program of tax adjustment – PERT, in the amount of R$241 million; (ii) program of incentivized spread payment – PPI, in the amount of R$62 million; (iii) opening of capital (IPO) IRB, in the amount of R$149 million; (iv) reversion of the tax provision related to pension contributions – Odontoprev, in the amount of R$101 million; and (v) regulatory adjustment in Cielo, in the amount of R$210 million; in 2016: (i) gain in the partial disposal of investments, in the amount of R$91 million; (ii) costs of migration/integration of HSBC Brasil, in the amount of R$104 million; (iii) one-off salary bonus, in the amount of R$191 million; (iv) impairment of shares, in the amount of R$77 million; e (v) technical provisions, in the amount of R$592 million; and in 2015: (i) deferred tax credits, in the amount of R$2,341 million; (ii) technical provisions, in the amount of R$276 million; and (iii) impairment of shares, in the amount of R$238 million.

Complementary Information

(2)

We present below the financial information for the financial years ended December 31, 2017, 2016 and 2015. It should be noted that all the results, in 2016, were impacted by the effect of the consolidation of HSBC Brasil, which began in the third quarter of 2016.

The recurring net income for 2017 totaled R$19,024 million, which represented an increase of 11.1%, or R$1,903 million compared to 2016. Return on Average Equity (ROAE) in 2017 increased 0.5 p.p. and reached 18.1%. Return on Average Assets (ROAA), in 2017 was 1.5%, remained stable compared to the 2016.

The Recurring Net Income for 2016 totaled R$17,121 million, which represented a decrease of 4.2%, or R$752 million compared to 2015. Return on Average Equity (ROAE) in 2016 fell 2.9 p.p. compared to December 2015, and reached 17.6%. Return on Average Assets (ROAA), in 2016, reached 1.5%, a decrease of 0.2 p.p. compared to the same period of the previous year.

We comment below on the main captions affecting the results for the last three financial years:

Financial Margin

Complementary Information

In 2017, the financial margin reached R$60,734 million, showing a drop of 2.8%, or R$1,720 million, in relation to the year of 2016, mostly reflecting: (i) effect of the impairment of financial assets, showing an increase in the amount of R$1,255 million; and (ii) lower results with the margin of (a) “interest”, in the amount of R$284 million and (b) "non-interest", in the amount of R$181 million.

In 2016, the financial margin reached R$62,454 million, showing a growth of 12.8%, or R$7,067 million, compared to 2015, mostly reflecting the higher result obtained with operations (i) earning "interest", to the value of R$8,282 million, with emphasis on "Credit Intermediation", partly due to the consolidation of HSBC Brasil, occurred as of the third quarter of 2016; (ii) the non-interest-earning”, in the amount of R$49 million; and offset by: (iii) the effect of impairment of financial assets (beforehand appointed in the Shareholder’s Equity), in the amount of R$1,264 million.

Allowance for Loan Losses (ALL)

In 2017, the Allowance for Loan Losses (ALL) totaled R$18,276 million, showing a drop of 15.9%  or R$3,463 million impacted, mainly: (i) by strengthening the policy and procedures for credit concession and the quality of guarantees obtained; (ii) by the results of the improvement of the processes of credit recovery, which contributed to higher revenues from credit recovery in the period; and (iii) by the improvement of the economic environment, with a decrease of the indicators of delinquency.

In 2016, the Allowance for Loan Losses (ALL) totaled R$21,739 million, registering a variation of 43.3%, or R$6,565 million, over the same period of the previous year, mainly due to: (i) higher delinquency ratio, mainly impacted by the further worsening of economic conditions in the period; (ii) leveling of provisions for certain corporate clients, particularly a specific case, whose downgraded rating had an impact of R$1,201 million in the first semester of 2016; and (iii) effect of the consolidation of HSBC Brasil as of the third quarter of 2016.

Insurance Premiums, Pension Plans and Capitalization, net of variation of Technical Reserves, Retained Claims and Others

In 2017, the Insurance Premiums, Pension Plans and Capitalization, net of variation of Technical Reserves, Retained Claims and Others reached R$6,792 million, increase of 19.8%, or R$1,123 million, compared to the previous year.

In the comparative between 2017 and 2016, presented an increase of 6.8% for billing, mainly reflecting the performance of “Life and Pension” (8.7%), “Health” (6.9%), and “Capitalization” (3.2%).

The net income of the financial year of 2017 is in line with the one presented in the previous year, which reflects: (i) the increase of 6.8% in revenue; (ii) the maintenance of the claims ratio; (iii) the increase of 0.8 p.p. in the commercialization index; (iv) the increase in the administrative efficiency index; impacted, partly: (v) by the drop in financial income, reflecting the behavior of interest rates in the period; and (vi) by reducing the income from financial assets.

In 2016, the Insurance Premiums, Pension Plans and Capitalization, net of variation of Technical Reserves, Retained Claims and Others reached R$5,669 million, increase of 4.5%, or R$243 million, compared to the previous year.

In the annual comparison, a 10.5% increase was recorded for billing of written premiums, pension plan contribution and income from capitalization bonds. This evolution was mainly due to the performance of "Health", "Life and Pension" and “Capitalization” products, which showed increases of 14.7%, 10.7%, and 6.5%, respectively.

Complementary Information

The net income of the financial year of 2016 was 5.0% higher than the results presented in the previous year, basically due to: (i) the increase of 10.5% in revenue; (ii) the increase in the financial and equity results; (iii) the decrease of 0.4 p.p. in the commercialization index; (iv) the increase in the administrative efficiency index, considering the collective bargaining of the category in January 2016; partially impacted by: (v) the increase of 2.7 p.p. in the claims ratio index; (vi) the effect of R$101.9 million arising from the review of the extended warranty operation’s business plan; and (vii) the effect of the increase in the aliquot of the Social Contribution (CSLL).

Fee and Commission Income

In 2017, the fee and commission income totaled R$30,810 million, up R$2,786 million, or 9.9%, resulting from increase in the volume of operations, due to (a) an advance in the client segmentation process improving the ability to offer products and services on several service channels and (b) consolidation of HSBC Brasil, as of third quarter of 2016. This is a result from: (i) an increase in checking account fees, mainly due to (a) the increase in financial volume traded and (b) higher volume of transactions performed; and (ii) and increased fees arising from: (a) checking account, (b) asset management, (c) consortium management, (d) collections, (e) credit operations and (f) custody and brokerage services.

In 2016, the fee and commission income totaled R$28,024 million, up R$3,185 million, or 12.8%, in the annual comparison, primarily due to: (i) the increase in the volume of operations, resulting from continuous investments in technology and service channels, coupled with the growth provided by the acquisition of HSBC Brasil in the third quarter of 2016; and (ii) an advance in the client segmentation process improving the ability to offer products and services. It must be noted that the sources that have significantly contributed to this result were derived from: (i) an increase in checking account fees, mainly due to an improvement in the client segmentation process; (ii) the good performance of the card business, as a result of (a) the increase in financial volume traded; and (b) the highest volume of transactions performed; and increased fees arising from: (iii) asset management; (iv) consortium management; (v) underwriting/ financial advisory services; (vi) collections; and (vii) custody and brokerage services.

Personnel Expenses

In 2017, the personnel expenses totaled R$19,500 million, up 10.6% or R$1,863 million compared with 2016, mainly provided by the variations in the following expenses: (i) "structural" portion, due to the increase in expenses with payroll, social charges and benefits, impacted by (a) the effect consolidation of HSBC Brasil, as of the third quarter of 2016 and (b) higher salaries, in accordance with the 2016/2017 collective bargaining agreements; and (ii) "non-structural" portion, mainly due to higher expenses with provision for labor claims.

It is worth highlighting that, in July 2017, Bradesco launched the Special Voluntary Severance Program Scheme – PDVE, offered to employees of the Organization that meet the requirements established in the regulation of the respective program. The cut-off date for adherence to the program ended at the end of August 2017, with the adherence of 7.4 thousand of employees, totalling R$2.3 billion.

Complementary Information

In 2016, the personnel expenses totaled R$17,637 million, up 20,0% (R$2,938 million), in comparison with the previous year, mainly due to the variations in the following expenses: (i) "structural" portion due to the increase in expenses with payroll, social charges and benefits, impacted by (a) higher salaries, in accordance with the 2015 and 2016 collective bargaining agreements; and (b) the effect of the consolidation of HSBC Brasil as of the third quarter of 2016; and (ii) "non-structural" portion, mainly due to higher expenses with (a) employee and management profit sharing; and (b) employment termination costs.

Administrative Expenses

In 2017, the administrative expenses totaled R$20,122 million, up 5.2% or R$988 million reflecting the increase in expenses originated from: (i) a growth in the business volume and services within the period; (ii) effect of the consolidation of HSBC Brasil as of the third quarter of 2016; and (iii) contractual adjustments. It is worth highlighting that the expenses presented during 2017, include the effects of the gains in scale and synergies originating from the integration of the activities of HSBC Brasil, occurred in October 2016.

In 2016, the administrative expenses totaled R$19,134 million, an increase of 17.1%, (or R$2,795 million), in the annual comparison, mainly due to an increase in expenses originated from: (i) a growth in the business volume and services within the period, impacted by the effect of the consolidation of HSBC Brasil as of the third quarter of 2016; (ii) contractual adjustments; and (iii) the effect of the actions of advertising and marketing, mainly related to the "Rio 2016 Olympic and Paralympic Games", occurred in the third quarter of 2016.

Tax Expenses

Increases in tax expenses for both the comparative period between 2017 and 2016, and the period between 2016 and 2015 reflect the rise in tax revenues, particularly in the fee and commission income.

Other Operating Revenues and Expenses

In 2017, other income net operating expenses totaled R$7,393 million, registered a growth of 5.4% or R$378 million, compared to the previous year, mainly due to the effect of the consolidation of HSBC Brasil as of the third quarter of 2016.

In 2016, the other net operating expenses totaled R$7,015 million, registered a growth of R$307 million, or 4.6%, compared to the previous year, mainly due to: (i) tax contingency expenses, net of reversal, in the first semester of 2016, in the amount of R$485 million; (ii) the increase in civil provision expenses; and (iii) the effect of the consolidation of HSBC Brasil as of the third quarter of 2016.

10.2 - Operating and Financial Income

Officers should comment:

a)   results of issuer’s operations, in particular:

i) description of any major components of revenue

Below we highlight our principal operating income, which presented a decrease of R$1,722 million or 0.7%,  in the comparison between 2017 and 2016, particularly regarding: (i) lower financial income from insurance, pension plans and capitalization bonds; (ii) lower income from loan and leasing operations; (iii) lower income from operations with securities, derivatives and exchange; (iv) drop in the result from compulsory deposits; offset by the increase of incomes with: (v) retained premiums, pension plans and capitalization; and (vi) banking services fees.

Complementary Information

In the comparison between 2016 and 2015, our principal operating income showed an increase of R$17,248 million or 7.3%, highlighting: (i) income from insurance retained premiums, pension plans and capitalization; (ii) income from loan and leasing operations; (iii) financial income from insurance, pension plans and capitalization bonds; (iv) fee and commission income; and partly impacted by: (v) the decrease of income from operations with securities, derivatives and exchange.

Loan and Leasing Operations

In 2017, income from loan and leasing operations decreased by R$4,118 million, or 5.9%, in the annual comparison, due to lower volume and spread of the credit operations.

Now in the comparison between 2016 and 2015, there was an evolution of 10.2%, or R$6,401 million, due to the growth of our credit portfolio and interest rate oscillations.

We demonstrate below the opening of the products and clients (Individuals and Corporations) of our portfolio of credit operations in the expanded concept (including sureties, guarantees, letters of credit, anticipation of credit card receivables, debentures, promissory notes, co-obligation in divestitures to certificates of real estate receivables and rural credit):

Complementary Information

In December 2017, the balance of the credit portfolio for Individuals reached R$175,469 million, an increase of 2.0% compared to the previous year. The lines that contributed most to such increase were: (i) payroll-deductible loan; (ii) real estate financing; and (iii) CDC vehicles.

In the comparison between the 2016 and 2015 balances, loan operations for Individuals were up 16.4%. The lines that contributed most to such increase were: (i) real estate financing; and (ii) credit cards.

In December 2017, operations in the Corporations section decreased 7.4% compared to the previous year, mainly due to the drop in: (i) operations abroad; (ii) working capital; and (iii) BNDES/Finame onlendings.

Credit operations for Companies, showed a growth of 5.1% in the comparison between the balances of 2016 and 2015, with emphasis on: (i) operations with credit risk - debentures; and (ii) export financing.

Income from Securities, Derivatives and Foreign Exchange Operations

In the comparison between 2017 and 2016, the decrease of R$786 million in the income from securities, derivatives and foreign exchange operations was mainly due to: (i) a decrease in operations with (a) fixed-income securities, which includes losses with impairment of financial assets and (b) in derivative instruments; offset by: (ii) the increase in incomes related to exchange operations, mainly due to the positive exchange rate variation of 1.5% in the period.

In the comparison between the 2016 and 2015 balances, the decrease of R$6,508 million in the income from securities, derivatives and foreign exchange operations was mainly due to: (i) a decrease in foreign exchange operations mainly due to the negative exchange rate variation of 16.5% in the period; (ii) the fall of derivative instruments, which were impacted by adjustments in the fiscal hedge and exchange rate variations of operations abroad; partly offset by: (iii) the higher volume of operations with fixed-income securities, even with the impact of the impairment of financial assets.

Financial Income from Insurance, Pension Plans and Capitalization Bonds

In 2017, the financial income from insurance, pension plans and capitalization bonds totaled R$23,893 million, a 14.7% drop compared to 2016, basically due to the behavior of the interest rates in the period.

Complementary Information

In 2016, the financial income from insurance, pension plans and capitalization bonds totaled R$28,020 million, up 27.9% compared to 2015, basically due to higher income from fixed-income investment funds.

Result from Compulsory Deposits

In the comparison between the 2017 and 2016 balances, the 13.7% decrease in income was due mainly to the decrease of the SELIC rate in the period, going from 13.75% in 2016 to 7.00% in 2017.

In the comparison between the 2016 and 2015 balances, the 24.2% increase in income was mainly due to the increase of R$23,521 million in the balance of time deposits and the increase of the SELIC rate in the period, which rose from 14.25% in 2015 to 13.75% in 2016.

Income from Insurance retained Premiums, Pension Plans and Capitalization, and Banking Services Fees

Regarding the variations in income from insurance retained premiums, pension plans and capitalization and banking services fees, the related comments are included in item 10.1.h.

ii) factors that materially affected the operating results

Officers report that no factors have occurred that might significantly affect the company’s operating results in the last three financial years other than those described in items 10.1.a; 10.1.h and 10.2.a.i.

b)   variations in income from price changes, foreign exchange rates, inflation, changes in volumes and introduction of new products and services

Officers report that there were no significant variations in the issuer’s financial income or revenues attributable to changing prices of our main inputs and products, exchange rates, inflation, altered volumes or the introduction of new products and services for the years ended December 31, 2017, 2016 and 2015.

c)    impact of inflation, variation of prices of main inputs and products, and foreign exchange and interest rates on the issuer’s operating income and financial income, when relevant

During the periods of high interest rates, our financial income increases because the interest rates on our interest-earning assets are higher too. At the same time, we incur higher financial expenses since interest rates on interest-bearing liabilities are also higher. Changes in volumes of our assets and liabilities that incur interest also affect our revenues and expenses. For example, an increase in our interest income attributable to higher interest rates may be impacted by a reduction in the volume of our outstanding loans.

Moreover, when the Brazilian Real depreciates, we incur: (i) losses on our liabilities denominated in or indexed to foreign currency, such as our long-term debt denominated in US dollar and foreign currency borrowings, in such a way that the cost in Reais of the relative financial expense increases; and (ii) gains in our assets denominated in and/or indexed to foreign currency, such as our securities and loan operations indexed to the US dollar, when the revenue from these assets measured in Reais increases. Conversely, when the Brazilian Real appreciates, we incur: (i) losses on our assets denominated in and/or indexed to foreign currencies; and (ii) gains on our liabilities denominated in or indexed to foreign currency.

Complementary Information

In 2017, the interest earning portion decreased 0.5% or R$284 million due to: (i) lower results generated from the margins of (a) “Credit Intermediation”, in the amount of R$1,149 million, and (b) “Insurance”, in the amount of R$258 million; and offset by: (ii) the highest margins with “Securities/Other”, in the amount of R$1,123 million. We highlight the growth of the interest rate (CDI) going from 14.01%, in 2016, to 9.93%, in 2017, impacting the evolution of the average spread.

In 2016, the interest earning portion increased 15.1%, rising from R$54,777 million in 2015 to R$63,059 million in 2016. The R$8,282 million increase in the interest earning portion income resulted mainly from the results obtained in “Credit Intermediation”, in the amount of R$7,109 million, partly due to the effect of HSBC Brasil’s consolidation occurred as of the third quarter of 2016. It is important to note that the interest rate (CDI) increased from 13.25% in 2015 to 14.01% in 2016, impacting the evolution of the average spread.

10.3 - Events with Significant Effects (occurred and expected) on Financial Statements

Officers should comment on material effects that the events below have caused or are expected to cause for the issuer’s financial statements and results:

a)   introduction or sale of operating segment

No operational segment was introduced or sold in the period.

b)    creation, acquisition or sale of equity interest

In July 2017, Bradesco Seguros SA ("Bradesco Seguros") and Swiss Re Corporate Solutions Ltd. ("Swiss Re Corso") concluded the transaction, by means of a shareholder agreement, whereby: (i) Swiss Re Corporate Solutions Brasil Seguros S/A ("Swiss Re Corporate Solutions Brazil") took over part of the P&C (Property and Casualty) insurance operations, such as, Aeronautical, Marine, Civil Liability and shipments from Bradesco Seguros ("Large Risks Insurance"), with exclusive access to Bradesco customers to explore the commercialization of Large Risks Insurance; and (ii) Bradesco Seguros held a 40% interest in Swiss Re Corporate Solutions Brasil represented by a total of 172,560,054 book entry shares, common and nominative in the amount of R$363,103 thousand, and 60% remained with Swiss Re Corso.

The transaction was approved by the Private Insurance Superintendence (Susep), the Administrative Council for Economic Defense (Cade) and the Central Bank (Bacen).

The association includes exclusive access to the distribution network of Bradesco Seguros, comprised of more than 140 branches, more than 4,700 branches of Banco Bradesco and approximately 40,000 registered brokers and insurance agents. As part of the transaction, approximately 120 large risk experts from Bradesco Seguros, in São Paulo and Rio de Janeiro, joined Swiss Re Corporate Solutions Brasil Seguros S/A.

The investment totals R$490,000 thousand, recorded by Bradesco Seguros S.A., includes goodwill on the acquisition of shares in the amount of R$126,897 thousand.

Complementary Information

In May 2017, Bradesco, as an indirect shareholder in IRB, announced to shareholders who authorized the IRB to submit: (i) request for registration as a publicly-traded company and authorization to conduct the initial public offer of IRB, in accordance with CVM Instructions No. 400/03 and No. 480/09; and (ii) request for registration of the secondary public distribution of shares issued by IRB, in accordance with CVM Instruction No. 400/03. In July 2017, Bradesco announced that the documents were filed to meet the demands made by the CVM in the context of the Public Offer of Secondary Distribution of Shares of IRB and the closure of the bookbuilding procedure of the Offer, which defined the price per share at R$27.24. The amount of 14,040,000 shares were sold in the scope of the Base offer and subsequently the additional lot in its entirety, totaling 16,206,387 shares. Bradesco, indirectly, now holds 47,520,213 shares and a 15.23% stake in the share capital of IRB.

In October 2016, approval was granted in a Special Shareholders’ Meeting for the partial spin-off of HSBC Brasil, through the absorption of portions of its equity by Bradesco’s companies, enabling progress with the integration of operational and technological platforms, resulting in the replacement of the HSBC brand in its service network, becoming Bradesco. Thus, Bradesco began to operate with a unified platform (branches, ATMs, and systems), to which all clients have access. From now on, Bradesco will add to the products and services already offered to HSBC Brasil clients, a nationwide service network, a state-of-the-art technology platform, and an even more extensive portfolio of products and services.

In July 2016, Bradesco informed the market that the acquisition of 100% of the share capital of HSBC Bank Brasil S.A. – Banco Múltiplo and HSBC Serviços e Participações Ltda. (HSBC Brasil) had been completed and the amount paid to HSBC Latin America Holdings Limited was R$16.0 billion.

As of July 1, 2016, Bradesco started consolidating the financial statements of HSBC Brasil, considering six months (from July to December) of results for this financial year and, as additional information, we present the historic series of the pro-forma financial statements of HSBC Brasil below:

Managerial Statement of Financial Position – HSBC Brasil

Complementary Information

R$ million	Sep16	"Pro-forma"						
		Jun16	Mar16	Dec15	Sep15	Jun15	Mar15	Dec14
Assets								
Current and Long-Term Assets	**159,475**	**160,488**	**183,933**	**184,832**	**189,626**	**188,804**	**198,373**	**178,548**
Funds available	**1,774**	3,443	2,684	3,927	4,153	3,254	3,250	3,432
Interbank Investments	**17,455**	29,402	35,934	32,192	34,319	40,483	42,925	43,156
Securities and Derivative Financial Instruments	**46,082**	29,507	30,361	32,490	37,416	36,149	40,049	26,883
Interbank and Interdepartmental Accounts	**17,042**	15,584	14,526	13,065	14,302	10,765	13,414	11,181
Loan and Leasing Operations	**50,854**	54,022	55,941	58,284	59,840	57,647	58,845	56,633
Allowance for Loan Losses (ALL)	**(6,404)**	(6,039)	(5,860)	(5,563)	(5,297)	(4,986)	(4,624)	(4,398)
Other Receivables and Assets	**32,672**	34,569	50,347	50,437	44,893	45,492	44,514	41,661
Permanent Assets	**1,719**	**2,595**	**2,884**	**3,158**	**2,457**	**3,578**	**3,709**	**3,798**
Investments	**44**	50	51	51	51	54	55	44
Premises and Equipment and Leased Assets	**1,208**	1,985	2,111	2,227	1,390	2,384	2,476	2,536
Intangible Assets	**467**	560	722	880	1,016	1,140	1,178	1,218
Total	**161,194**	**163,083**	**186,817**	**187,990**	**192,083**	**192,382**	**202,082**	**182,346**
Liabilities								
Current and Long-Term Liabilities	**153,392**	**153,920**	**177,424**	**178,511**	**182,077**	**181,967**	**191,775**	**171,928**
Deposits	**64,876**	57,571	55,121	55,654	53,205	53,924	58,481	57,388
Securities sold under agreements to repurchase	**5,009**	1,530	1,859	2,247	1,925	2,553	3,217	2,204
Funds from Issuance of Securities	**37,571**	40,187	42,001	42,251	40,510	43,702	42,155	37,673
Interbank and Interdepartmental Accounts	**1,262**	1,437	1,425	1,145	2,049	4,224	2,300	1,054
Borrowings and Onlendings	**5,702**	5,459	10,353	9,207	13,219	11,406	12,765	11,217
Derivative Financial Instruments	**2,247**	3,788	5,444	8,860	12,963	6,507	11,271	5,125
Technical provisions for insurance, pension plans and capitalization bonds	**15,296**	14,970	14,720	14,391	14,296	15,017	15,033	14,727
Other liabilities	**21,429**	28,978	46,501	44,756	43,910	44,634	46,553	42,540
Deferred Income	**6**	-	-	-	-	-	-	-
Non-controlling Interest in Subsidiaries	**20**	18	17	17	16	15	17	20
Shareholder's Equity [(1)]	**7,776**	9,145	9,376	9,462	9,990	10,400	10,290	10,398
Total	**161,194**	**163,083**	**186,817**	**187,990**	**192,083**	**192,382**	**202,082**	**182,346**

(1) In September 2016, the effect of adjustments to the accounting criteria adopted by Bradesco is included.

Statement of Recurring Income – HSBC Brasil

 (1) “Others” includes: Capitalization Bond Draws and Redemptions; and Insurance, Pension Plan and Capitalization Bond Sales Expenses.

Complementary Information

c)    unusual event or operations

In the period, there were no unusual events or transactions involving the issuer, other than the extraordinary events stated in items 10.1.a and 10.1.h, which caused or are expected to cause significant impacts on its results.

10.4 - Significant Changes in Accounting Practices – Reservation and Emphases in the Auditor’s Opinion

Officers should comment:

a)   significant changes in accounting practices

Officers report that no significant changes were made to the accounting practices that Bradesco uses in the years ended December 31, 2017, 2016 and 2015.

b)   significant effects of changes in accounting practices

Officers highlight that, although there have been no significant changes in accounting practices of Bradesco, it is noteworthy that, unlike the other publically-traded companies that are already using all of the “CPCs”, financial institutions use nine of the technical accounting standards issued by Brazil’s Accounting Standards Committee (CPC), that were approved by the National Monetary Council (CMN). The other CPC statements, interpretations and guidelines will only be applicable to financial institutions after approval by the National Monetary Council.

In 2016, there was the initial application of the CPC 33 – Benefits for Employees from Financial Institutions, according to requirements of the CMN. As we have already applied the requirements, due to this CPC having been approved previously by the CVM, there was no effect on our financial statements.

It is currently not possible to estimate when National Monetary Council will approve the other CPC accounting statements or if their adoption will be prospectively or retrospectively.

Below is a list of the nine CPC accounting statements approved by the National Monetary Council:

  Resolution No. 3,566/08 – Asset impairment (CPC 01);
  Resolution No. 3,604/08 – Statement of cash flows (CPC 03);
  Resolution No. 3,750/09 – Related party disclosures (CPC 05);
  Resolution No. 3,823/09 – Provisions, contingent liabilities and contingent assets (CPC 25);
  Resolution No. 3,973/11 – Subsequent events (CPC 24);
  Resolution No. 3,989/11 – Share-based payment (CPC 10-R1);
  Resolution No. 4,007/11 – Accounting policies, changes in accounting estimates and errors (CPC 23);
  Resolution No. 4,144/12 – Basic conceptual pronouncement (R1); and
  Resolution No. 4,424/15 – Benefits to Employees (CPC 33-R1).

c)    Reservations and emphases in the auditor’s report

There were no disclaimers and emphases on the independent auditors’ report.

Complementary Information

10.5 - Critical Accounting Policies

Officers should indicate and comment on the critical accounting policies adopted by the issuer, in particular, accounting estimates made by management on uncertain and relevant issues for describing the financial position and results of operations that require subjective or complex judgment, such as: provisions, contingencies, revenue recognition, tax credits, long-lived assets, useful life of non-current assets, pension plans, foreign currency translation adjustments, environmental recovery costs, criteria for asset and financial instrument impairment tests.

Bradesco has disclosed critical risk factors and accounting policies, in conformity with the best international transparency and Corporate Governance practices, in relation to possible political and economic situations in the domestic and foreign markets, which may directly impact the day-to-day of operations and, accordingly, the Bank’s financial position.

Our Officers believe that Bradesco’s results are subject to accounting policies, assumptions and estimates. It is Management’s responsibility to adopt fair accounting practices, in addition to using judgment while carrying out reasonable and conservative estimates to be used in the preparation of financial statements.

Regarding materiality, the items below describe the accounting policies deemed as critical, as well as the areas demanding better judgment or involving a high complexity level, which may affect our financial position and the result of our operations. The accounting estimates we carry out in this context cause us to make assumptions on issues involving uncertainties. In each case, if our estimates are not confirmed, in the comparison with effective results, there may be significant impacts on our financial situation or the results of our operations.

Allowance for doubtful accounts

The allowance for doubtful accounts is calculated in an amount sufficient to cover possible losses and take into account the rules and instructions issued by National Monetary Council and Central Bank of Brazil, together with the appraisals carried out by Management upon calculation of credit risks.

At the end of each period, the allowance for doubtful accounts is adjusted based on the analysis of our portfolio, including the estimate of losses in loan and leasing operations and other operations with credit characteristics.

In view of its nature, the definition of the allowance for doubtful accounts requires us to make judgments and assumptions related to our portfolios, both on individual and product-specific portfolio bases. Whenever we reassess the portfolio as a whole, a number of factors may affect the probable losses, including which methodology we will adopt for measuring the historical delinquency rates and which historical period we will take into account to carry out such measurements. Other factors that may affect our judgment to set the amount regarding the allowance for doubtful accounts include as follows:

•         Brazilian general economic conditions and relevant conditions in the sector;

•         previous experience with the debtor or the relevant economy sector, including the recent experience of losses;

•         credit quality trends;

Complementary Information

•         values loan securities;

•         volume, composition and growth of our portfolio;

•         the Brazilian government’s monetary policy; and

•         any delays in receiving information necessary to evaluate operations or confirm existing impairment.

We use models to help the analysis of our portfolios and define the required amount of the provision for losses. We use statistical factors to show losses and other risk indicators for groups of loans with similar risk characteristics to achieve an estimate of losses incurred by the portfolio. Although our models are often reviewed and improved, by their nature, they depend on our judgments made in relation to information and/or forecasts we receive. In addition, the Brazilian economy’s volatility may lead to greater uncertainty in our models than one would expect in more stable macroeconomic environments. Therefore, our provision for doubtful debt may not be indicative of actual future losses.

The process to calculate the level of provision for doubtful debt requires a high judgment level. It is possible that others, taking into account the same information, may at any time reach reasonably different conclusions.

Classification of Securities and Derivatives

Securities are classified into three categories: for trading, available for sale, and held to maturity. The classification under these categories is based on the Management’s intent of keeping or selling such securities. The accounting treatment to the securities we hold is dependent on how they are classified. Changes in the economic environment may alter our strategy in relation to a particular security, which would require a transfer between categories.

Evaluation of Securities and Derivatives

Financial instruments and derivatives recorded at fair value in our financial statements basically include securities classified as: (i) for trading; (ii) available for sale; and (iii) other trading assets, including derivatives. The fair value is defined as the price that would be received for the sale of an asset or that would be paid for the transfer of a liability in a transaction not enforced among market participants on the date of measurement.

We estimate the fair value by using the market prices, as available. We note that the price may be affected by the volume of shares transacted, and may also fail to reflect the “control premiums” under share agreements with shareholders, which holds significant investments. However, the Management believes that market prices are the best indicators of fair value.

At the determination of the fair value, when market prices are not available, the Management’s judgment is made, as models depend on our judgment of weight assignable to different factors and the quality of information received. The factors used in these models include quotations by distributors, pricing models, prices of instruments with similar characteristics and discounted cash flows. Model-based pricing also uses information on interest rates, foreign exchange rates and volatility of options, whenever significant and available. Such as reliable market data while estimating the impact of keeping a large position is generally limited. We use likewise our judgment for estimating prices whenever there is no external parameter. If we make inaccurate assumptions or the model itself makes inaccurate correlations or assumptions, the amount of income or loss recorded for a specific asset or liability may be incorrect. Judgment should also determines whether a reduction in the fair value below the updated cost of a held-to-maturity or an available-for-sale security is not temporary, so that it would demand the possible recognition of impairment of the updated cost and that we may record this reduction as an expense. At that evaluation, if any devaluation is not temporary, the Management will decide which historic period should be considered and how severally a loss may be provisioned for.

Complementary Information

These appraisal methods may lead Bradesco to have different results should the assumptions and estimates used fail to subsequently become real.

Tax Income and Social Contribution

The value determination of income tax and social contribution is complex, and therefore our evaluation is based on the analysis of our deferred fiscal assets and liabilities and income tax and social contribution payable. In general, the evaluation requires us to estimate the future amounts of deferred fiscal assets and income tax and social contribution payable. Evaluating the possibility of any deferred fiscal assets to be realized is subjective and involves uncertain evaluations and assumptions. Realization of deferred fiscal assets is subject to changes to future fiscal rates and the development of our tax planning strategies. Evaluations and assumptions may change over time as a result of unforeseen events or circumstances, thereby changing our initial judgment during the definition of our tax liabilities.

We continuously monitor and evaluate the impact of new tax laws on our liabilities, as well as new events likely to affect the evaluations and assumptions of our analysis of the possibility of deferred fiscal assets realization.

A significant judgment is required for the determination of the probability of a position on income tax and social contribution be sustained even after the result of any legal or administrative proceedings, on the basis of technical merits. An additional judgment is then required to determine the amount of benefit eligible to be recognized in our consolidated financial statements.

Impairment

The balances of securities classified as available-for-sale and held to maturity, in addition to non-financial assets (except for deferred tax credits), are reassessed at least on a yearly basis, to determine where there is any indication of impairment. When a loss is identified, we recognize an expense in income for the year. This occurs when the carrying amount of the asset exceeds its recoverable value.

We use a number of judgments to calculate the recoverable value, and accordingly we estimate the value of the most variable assets subject to impairment testing.

Technical provisions for insurance, pension plan and capitalization

Technical reserves are liabilities representing estimates of amounts to be due on of the future to our customers, stakeholders of pension plans, insured parties or their beneficiaries. The actuarial assumptions are based on our experience, and are periodically reviewed in relation to sector standards to assure actuarial credibility. However, significant changes in the experiences or assumptions may compel us to establish a provision for expected future losses on a product, establishing complementary provisions for premiums of insurance and contributions of pension plans. These provisions are set forth in short- or long-term agreements to forecast expected future losses.

Complementary Information

For insurance, future claims to be paid include provisions for group and individual life, health, contingency, liability and damage insurance. These benefits are calculated using actuarial hypotheses for mortality rates, incapacity, expiry date, investment performance, inflation, expenses, and others. For long-term insurance agreements, when the actuarial hypotheses in a specific policy or group of policies are fulfilled, they will not be changed during the validity time of the policy. Liabilities recognized for claims include provisions for incurred but not reported claims and provisions for unsettled claims. We recognize claims as they occur. However, costs of claims occurred in a specific period will not be clearly recognized until we receive, process and pay such indemnities. We determine the liability amount through actuarial methods based on history of claim payments to estimate claim liabilities. Methods to determine such estimates and establish the values of the technical provisions are periodically reviewed and updated. The resulting adjustments are recognized in income for the respective period.

For pension plans, future benefits to be paid to participants or their beneficiaries include provisions for retirement, pension and redemptions, with actuarial hypotheses that take into account factors such as survivorship, interest rates, and disability, among others.

For capitalization bonds operations, future payments to our customers include provisions for prize draws and redemptions. These are calculated over par security values and adjusted for inflation.

Accounting provisions and contingent liabilities

We established accounting provisions recorded based the opinion of legal counsel, the nature of the lawsuits, similarity with previous proceedings, complexity and positioning of the courts, whenever the loss is deemed probable, which would cause a potential outflow of funds to settle the obligation, and when amounts can be reliably measured.

Contingent liabilities classified as possible losses are not recorded as liabilities in the financial statements and must only be stated in notes, when individually relevant, whereas the liabilities classified as remote losses do not require provisions or statements.

We continuously monitor lawsuits in progress in order to evaluate, among other things: (i) the nature and complexity thereof; (ii) the development of the proceedings; (iii) the opinion of our legal advisors; and (iv) our experience with similar cases. Upon determining whether a loss is likely to occur and estimating its value, we also consider:

a)      the probability of loss derived from claims occurred on or before the date of financial statements, which were identified by us after the date of such statements but before their publication; and

b)      the need to disclose claims or events occurred after the date of financial statements, but before their publication.

Complementary Information

10.6 - Material Items not shown in Financial Statements

Officers should describe material items not shown in the issuer’s financial statements, and state:

a)   assets and liabilities directly or indirectly held by the issuer that are not presented in its balance sheet (off-balance sheet items), such as:

i)        operating leases, assets and liabilities;

There are no relevant items that have not been evidenced in the financial statements.

ii) written-off portfolios of receivables for which the entity has risks and responsibilities, indicating the related liabilities;

There are no relevant items that have not been evidenced in the financial statements.

iii) agreements for the future purchase and sale of products or services;

There are no relevant items that have not been evidenced in the financial statements.

iv) agreements for constructions in progress;

There are no relevant items that have not been evidenced in the financial statements.

v) agreements for future receipt of financing;

There are no relevant items that have not been evidenced in the financial statements.

b)   other items omitted from the financial statements.

Below, we present the values that represent the total risk of off-balance sheet items:

The commitments of the credit values include limits for authorization of credit card, personal credit, real estate financing, conta garantida (guaranteed account) and overdraft. Such values consist basically in the credit operations contracted, not yet released, and limits not yet used by clients.

The guarantees offered are conditional commitments of loans issued to guarantee the performance of a client before a third party. According to these guarantees, generally, we have the right of recourse against the client to recover any amounts paid. In addition, we retain resources in cash or other guarantees of high liquidity to ensure these commitments. These operations, relate, in their vast majority, to operations of sureties and guarantees carried out with Corporate clients.

Complementary Information

The letters of credit (credits opened for imports) are undertakings issued to guarantee the performance of a customer to a third party. We issue business letters of credit to enable foreign trade transactions. These instruments are short-term commitments to pay the beneficiary of a third party under certain contractual conditions by the shipment of products. The contracts are subject to the same credit assessments applied in other credit concessions.

10.7 - Comments on Material Items not shown in Financial Statements

In relation to each of the items omitted from the financial statements referred to in item 10.6, the Officers should comment:

a)   how such items change or may eventually change revenues, expenses, operating result, financial expenses or other items of the issuer’s financial statements;

As described in item 10.6, we inform that, with regard to the guarantees provided and the letters of credit for import, the issuer receives a rate or a commission for the operation that sensitizes the revenue and consequently the operating income. If a problem occurs related to the capacity of a client making a payment, there may be the need for the constitution of provisions. Now regarding the commitments of credit values to be released, there will be only impact on the lines of income, if clients use these lines of credit.

b)   nature and purpose of operation;

Information mentioned in item 10.6.

c)    nature and amount of obligations and rights generated for the issuer under the operation.

Information mentioned in item 10.6.

10.8 - Business Plan

Officers should state and comment the principal elements of the issuer’s business, specifically exploring the following topics:

a)   investments, including: (i) quantitative and qualitative description of the investments in progress and expected investments; (ii) sources of investment financing; (iii) relevant divestitures in progress and expected divestitures;

As a necessary condition for its continuous growth, Bradesco invested, in 2017, R$6,037 million in Information Technology (IT).

Funding for the above-mentioned investments was sourced from the Organization’s own working capital, primarily shareholders’ equity.

The following table shows the total amount invested over the last three years, including infrastructure (facilities, furniture and fixtures):

Complementary Information

b)   if already disclosed, the acquisition of plants, equipment, patents or other assets likely to materially influence the issuer’s production capacity should be indicated;

No acquisitions of plant, equipment, patents or other assets that are likely to materially affect our production capacity have been disclosed.

c)    new products and services, indicating: (i) description of the research in progress that has already been disclosed; (ii) total amounts spent by the issuer in research for the development of new products and services; (iii) projects in progress that have already been disclosed; (iv) total amounts spent by the issuer in the development of new products and services.

There are no new significant products and services, individually.

10.9 - Other Factors Material Affecting Operational Performance

Comment on other factors materially affecting operational performance that have not been identified or commented in the other items in this section:

There are no other factors that could materially affect our operational performance that have not been mentioned in this section.

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: February 26, 2018

BANCO BRADESCO S.A.

By:	/S/ Alexandre da Silva Glüher
Alexandre da Silva Glüher Executive Vice President, Chief Risk Officer (CRO) and Investor Relations Officer.

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.